PROSPECTUS

FILED PURSUANT TO RULE 424 (B) (4) REGISTRATION NO: 333-113335

588,000 Shares

Common Stock

We are offering 588,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol “SBKC.” The last reported sale price of our common stock on April 28, 2004 was $30.29 per share.

Investment in our common stock involves risk. See “ Risk Factors” beginning on page 8 before you make your investment decision.

	Per Share	Total
Price to Public	$30.250	$17,787,000

Underwriting Discount	$1.815	$1,067,220

Proceeds, before expenses, to Security Bank Corporation	$28.435	$16,719,780

We have granted the underwriters a 30-day option to purchase up to 88,200 additional shares of common stock at the same price and on the same terms solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriters expect to deliver common stock to purchasers against payment in New York, New York on or about May 3, 2004, subject to customary closing conditions.

Sandler O’Neill & Partners, L.P.

Keefe, Bruyette & Woods

The date of this prospectus is April 28, 2004.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. We are not, and the underwriters are not, making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus. Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional common stock to cover over-allotments.

Unless the context indicates otherwise, all references in this prospectus to “we,” “us” and “our” refer to Security Bank Corporation and its subsidiaries on a consolidated basis.

PROSPECTUS SUMMARY

This summary highlights specific information contained elsewhere in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should read carefully the more detailed information set forth in this prospectus, our financial statements and the other information that is included in this prospectus or incorporated by reference in this prospectus before making a decision to invest in our common stock. All financial information, operating statistics, and ratios in this prospectus are based on generally accepted accounting principles as applied in the United States, which we also refer to as GAAP, unless otherwise noted.

Our Company

We are a multi-bank holding company headquartered in Macon, Georgia with total assets of approximately $911.3 million, total deposits of approximately $743.3 million, and total shareholders’ equity of approximately $75.8 million as of December 31, 2003. We operate a general commercial and retail banking business through our subsidiaries, Security Bank of Bibb County, Security Bank of Jones County and Security Bank of Houston County. We also operate Fairfield Financial Services, Inc., a traditional residential mortgage originator and interim real estate development lender, as a subsidiary of Security Bank of Bibb County. Because our asset base and lending limits are higher than those of any other community bank located in our primary market area, we are able to offer high-quality, relationship banking services to customers whose banking needs are too large for our small community bank competitors but are not large enough to attract significant attention from our super-regional and national competitors. This has enabled us to compete effectively within our current markets and we believe will provide a competitive advantage as we expand into new markets.

From December 31, 1998 to December 31, 2003, we achieved strong growth both internally and through expansion of our market presence. Specifically, we have:

•	increased our total assets from $253.0 million to $911.3 million, total deposits from $217.8 million to $743.3 million and total loans from $176.0 million (excludes $3.1 million of loans held for sale) to $697.7 million (excludes $11.4 million of loans held for sale), which exceeds a compounded annual growth rate of 27.0%;

•	grown our diluted earnings per share from $0.69 to $1.92, a compound annual growth rate of approximately 22.7%;

•	increased our deposit market share in our three core counties of operation from 7.2% to 19.4%, according to FDIC deposit information as of June 30, 1998 and June 30, 2003;

•	expanded our branch network from 9 branches to 14 branches; and

•	successfully integrated our three acquisitions of Bank of Gray (now Security Bank of Jones County), Crossroads Bank of Georgia (now Security Bank of Houston County) and Fairfield Financial Services, Inc.

Recent Developments

On April 12, 2004, we reported our results of operations as of and for the quarter ended March 31, 2004. As reported, our net income for the first quarter of 2004 was $2.68 million, an increase of $1.11 million, or 71%, over our net income for the first quarter of 2003. Diluted earnings per share were $0.52, an increase of 13% from $0.46 for the first quarter of 2003. The increases were principally a result of our May 2003 acquisition of Security Bank of Jones County. Excluding net income attributable to that acquisition, our net income for the first quarter of 2004 was $1.54 million, a decrease of $32,000, or 2.1%, over our net income for the first quarter of 2003, which was primarily due to a decline in mortgage banking revenues of $1.0 million versus the first quarter of 2003.

Net interest income (on a fully tax equivalent basis) for the first quarter of 2004 was $9.1 million, an increase of 63% over the first quarter of 2003. Excluding net interest income attributable to the acquisition of

Security Bank of Jones County, net interest income was $6.4 million, an increase of $0.8 million or 14.8%. Our net interest margin on a fully tax-equivalent basis was 4.38% for the first quarter of 2004, as compared to 4.34% for the first quarter of 2003 and 4.58% for the fourth quarter of 2003. The decline in the net interest margin for the first quarter of 2004 as compared to the fourth quarter of 2003 resulted from a 35 basis point decrease in the yield on loans partially offset by a 10 basis point decrease in the cost of interest-bearing liabilities. Included in the 35 basis point decrease in loan yield was a 12 basis point decrease in loan fees recognized as a percent of loans.

As of March 31, 2004, total assets were $936.8 million, an increase of 65% from March 31, 2003 levels. Total loans, excluding loans held for sale and the allowance for loan losses, grew by $284.9 million to $740.8 million at March 31, 2004, an increase of 63% since March 31, 2003. Total deposits grew $324.9 million, or 75%, to $759.9 million, with balanced growth across both transaction and time deposit categories. The growth in total assets and deposits was driven by our acquisition of Security Bank of Jones County. Excluding the effect of this acquisition, at March 31, 2004, our total assets were $706.8 million, total loans excluding loans held for sale and the allowance for loan losses were $598.4 million and total deposits were $548.8 million, representing increases of 24.4%, 31.3%, and 26.2%, respectively, as compared to March 31, 2003 totals.

Total nonperforming assets (nonaccrual, repossessed assets and other real estate owned) were 0.61% of total assets at March 31, 2004 as compared to 1.23% at March 31, 2003. Net charge-offs to average loans were 0.29% on an annualized basis for the first quarter of 2004 as compared to 0.14% for the first quarter of 2003. The allowance for loan losses as a percentage of loans, excluding loans held for resale, was 1.30% at March 31, 2004 as compared to 1.27% at March 31, 2003 and 1.35% at December 31, 2003.

Our Market Area and Competitive Position

Our primary market area is located in the geographic center of the State of Georgia approximately 75 miles south of Atlanta and is comprised of Jones, Bibb and Houston Counties. We refer to this market area as “Middle Georgia,” and we are the largest independent, publicly traded bank holding company based in our primary market area. When compared against other community banks, we rank first in terms of deposit market share in each of our three core counties of operation, where 13 of our 14 branches are located. In Bibb County, we have eight branches and the fourth highest market share (behind BB&T, SunTrust Bank, and Bank of America) representing 14.7% of the market with over $360 million in deposits. In Jones County, we have one branch and the largest market share, representing 79.0% of the market with over $210 million in deposits. In Houston County, we have four branches and the second largest market share (behind CB&T Bank of Middle Georgia, a subsidiary bank of Synovus Financial Corp.), representing 14.0% of the market with over $120 million in deposits. All market share data is based on FDIC deposit information as of June 30, 2003. See “Business—General—Our Subsidiary Banks” for additional information regarding our market share.

We believe our existing markets are attractive and have stable demographic trends. Our markets are home to a diverse pool of businesses and industries, as well as an established consumer base. Large employers in Middle Georgia, such as GEICO Insurance Company, YKK USA, Inc., GE Card Services, The Medical Center of Central Georgia, Mercer University and Robins Air Force Base, make Middle Georgia a desirable market for financial institutions.

As the largest community bank based in Middle Georgia, we are well positioned to take advantage of strategic opportunities in our marketplace to grow our core business. Additionally, we have recently expanded outside of the Middle Georgia market into Glynn County on the Georgia coast and have diversified Fairfield Financial’s portfolio to include other areas of Georgia and northeastern Florida. The Glynn County area is situated midway between Savannah, Georgia and Jacksonville, Florida, and we believe our presence there will allow us to take advantage of the expected market diversification and growth opportunities presented in and around that region.

Our Strategy

We believe the best way to maximize shareholder value is to be the bank of choice within the communities we serve by providing exemplary customer service. From December 31, 1998 to December 31, 2003, we delivered 22.7% compound annual growth in diluted earnings per share while improving our return on average equity from 9.41% to 14.27%. Going forward, we will continue to target double-digit annual growth in earnings per share and an annual return on shareholders’ equity of 12% – 15%. In addition, our incentive stock option plan is designed to focus management on these goals by requiring the entire senior management group (including executive management) to forfeit a portion of their stock option grants if we do not achieve at least 12% annual growth in earnings per share, while the executive management team forfeits additional options if we do not achieve at least 15% annual growth in earnings per share. We plan to achieve these results by focusing on our core operating strengths of relationship banking and disciplined execution, while taking advantage of our competitive position to grow assets by developing our existing customer relationships, increasing our market share and expanding our market presence through de novo branching and strategic acquisitions. Specifically, we plan to focus on the following core operating and growth strategies:

•	Relationship Banking. We believe that customers still want to do business with a person and that they want to feel that they are important to us. To accomplish this objective, we emphasize to our employees the importance of delivering exemplary customer service and seeking out opportunities to build further relationships with our customers. By relying on the strength of our customer service and relationship banking approach, we are able to generate commensurate returns in our pricing strategy for our products and services. Our ability to rapidly respond to customers’ needs not only helps to solidify relationships, but provides important, timely feedback to senior managers regarding key issues of service quality and products demanded by our markets. Moreover, our subsidiary banks each operate autonomously under our corporate umbrella. As a result, each bank has its own board of directors and management comprised of persons known in the local community in which each bank operates, which strengthens our ability to foster local relationships with individuals and businesses. Our commitment to current technology has allowed us to consistently lead our competition in offering new products and services to our retail and small business customers. We were the first bank in Middle Georgia to offer imaged statements, and we have continued that leadership position with the first true free checking program and the first overdraft protection program in Middle Georgia. We have recently extended these products into the small business segment and partnered them with an innovative unsecured small business line of credit. This combination has accelerated growth, as evidenced by the increase in our customer base (net of the Security Bank of Jones County acquisition) of over 17% in 2003.

•	Disciplined Execution. We believe that our success as a banking organization depends on a disciplined approach to originating loans and monitoring the performance of our loan portfolio. Accordingly, we take a methodical and systematic approach to credit approval and loan portfolio management. We employ a sophisticated underwriting and approval process and have developed a comprehensive risk-management system for monitoring and measuring the adequacy of our allowance for loan losses and anticipating net charge-offs.

•	Growth Strategies

•	Enhancing Existing Relationships. Our experienced, local management team, competitive position and focus on relationship banking have enabled us to maintain solid, consistent growth over the last several years. We plan to continue to grow internally by aggressively cross-selling products and services to increase business from existing customers. Based on currently available data, we expect to open approximately 11,000 new accounts in 2004, and our goal is to increase within the next year our average number of accounts per household to 2.3 from our current level of 2.1 accounts per household.

•	Growth Through Increased Market Share. We expect to continue to gain market share because our asset base and lending limits are higher than those of any other community bank located in our primary market area, yet we are able to offer high-quality, relationship banking services to customers whose banking needs are not large enough to attract significant attention from our super-regional and national competitors.

•	Growth by Acquisition. We recently expanded outside of the Middle Georgia market into Glynn County by opening a new branch near the Georgia coast and expanded Fairfield Financial’s market to include other areas of Georgia and northeastern Florida. In addition to diversifying our market presence through de novo expansion, we have successfully integrated our acquisitions of Security Bank of Jones County, Security Bank of Houston County and Fairfield Financial. We will continue to seek and evaluate strategic acquisition targets as opportunities arise. We are focused on expansion opportunities outside of Middle Georgia in geographic areas with favorable demographic data that support our expansion and in which consolidation in the banking industry would position us to gain market share.

Our Products and Services

We provide a full range of retail banking products and services, including: a wide variety of loan products; checking, savings and money market accounts; certificates of deposit; credit cards; individual retirement accounts; safe deposit boxes; money orders; electronic funds transfer services; travelers checks and automatic teller machine access. We primarily originate real estate constructions loans, real estate mortgage loans, commercial, financial and agricultural loans, and installment loans to individuals for personal, family or household purposes.

We are committed to modifying existing, or developing new, products and services that are responsive to the banking demands of our customers. For example, in a potentially changing interest rate environment, we anticipate that the market demand for mortgage refinancing will likely be lower in 2004 than it was in 2002 and 2003. We also project, however, that Fairfield Financial’s interim lending division will experience increased activity. Accordingly, we are addressing necessary changes in, or additions to, Fairfield Financial’s mortgage origination and interim lending products and services in order to position ourselves appropriately to respond to potential shifts in the marketplace.

Corporate Information

Our executive offices are located at 4219 Forsyth Road, Macon, Georgia 31210, and our telephone number is (478) 722-6200. Our website is www.securitybank.net. Information on our website is not incorporated herein by reference and is not a part of this prospectus.

The Offering

Common stock offered by Security Bank Corporation	588,000 shares(1)

Common stock to be outstanding after the offering	5,723,292 shares(2)

Net proceeds	The net proceeds from this offering will be approximately $16.4 million without the underwriters’ over-allotment option.

Use of proceeds

We plan to use the net proceeds from the offering to provide additional capital to our subsidiaries to support asset growth, to repay indebtedness, for bank or branch acquisitions and for other general corporate purposes.

Dividends on common stock

Historically, we have paid cash dividends on our common stock. We intend to continue paying cash dividends, but the amount and frequency of cash dividends, if any, will be determined by our board of directors after consideration of various factors. We make no assurances, however, that any dividends will be paid or, if payments are made, that dividends will continue to be paid. See page 15 for more information.

Nasdaq National Market symbol	SBKC

(1)	The number of shares offered assumes that the underwriters’ over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell 676,200 shares.

(2)	The number of shares outstanding after the offering is based on 5,135,292 shares outstanding as of March 31, 2004 and assumes that the underwriters’ over-allotment option is not exercised. It excludes an aggregate of 338,050 shares reserved for issuance under our stock option plans, of which options to purchase 189,300 shares at a weighted average exercise price of $19.07 had been granted and remained outstanding as of March 31, 2004.

Risk Factors

Before investing, you should carefully consider the matters set forth under “Risk Factors,” beginning on page 8, for a discussion of the risks related to an investment in our common stock.

Summary Consolidated Financial Information

Our summary consolidated financial information presented below as of and for the years ended December 31, 1998 through December 31, 2003 is derived from our audited consolidated financial statements. You should read it together with our consolidated financial statements and the notes thereto included in our 2003 Annual Report to Shareholders, which is incorporated by reference into this prospectus as part of our Annual Report on Form 10-K for the fiscal year ended December 31, 2003. See “Documents Incorporated by Reference” on page 69. In the opinion of management, all adjustments (consisting only of normal recurring accruals) that are necessary for a fair presentation for such periods or dates have been made.

	At or For the Year Ended December 31,
	2003	2002	2001	2000	1999	1998
	(Dollars in thousands, except per share amounts)
Selected Balance Sheet Data:
Assets	$911,269	$581,319	$504,762	$410,230	$283,483	$253,006
Investment securities	102,855	53,905	51,041	51,498	45,087	39,301
Loans receivable (net of unearned income)	709,130	474,401	419,306	318,479	207,429	179,162
Allowance for loan losses	9,407	5,480	4,099	3,003	2,327	2,070
Goodwill and other intangible assets, net	25,631	1,900	848	0	0	0
Deposits	743,301	440,595	375,065	311,577	237,418	217,778
Borrowings and securities sold under agreements to repurchase	67,428	77,753	90,418	64,057	15,824	6,408
Subordinated debentures	18,557	18,557	0	0	0	0
Shareholders’ equity	75,809	39,548	34,777	31,071	27,472	25,736
Selected Results of Operations Data:
Interest income	42,894	32,920	33,608	27,035	20,402	18,630
Interest expense	12,912	12,110	16,586	13,106	8,427	7,895
Net interest income	29,982	20,810	17,022	13,929	11,975	10,735
Provision for loan losses	2,859	2,603	1,912	1,292	736	636
Net interest income after provision for loan losses	27,123	18,207	15,110	12,637	11,239	10,099
Other income	17,303	13,146	11,147	5,354	3,072	2,558
Other expenses	30,841	23,022	19,397	12,655	9,537	8,947
Income before income taxes	13,585	8,331	6,860	5,336	4,774	3,710
Income taxes	4,938	3,065	2,518	1,857	1,529	1,383
Net income(1)	8,647	5,266	4,342	3,479	3,245	2,327
Per Share Data:
Earnings:
Basic(1)	1.98	1.55	1.29	1.04	0.97	0.73
Diluted(1)	1.92	1.52	1.29	1.03	0.96	0.69
Book value	15.06	11.64	10.31	9.21	8.22	7.70
Tangible book value	10.00	11.08	10.06	9.21	8.22	7.70
Weighted average shares outstanding:
Basic	4,362,638	3,389,610	3,372,969	3,354,145	3,340,624	3,185,014
Diluted	4,496,916	3,456,246	3,376,051	3,368,777	3,390,791	3,352,494
Performance Ratios:
Return on average assets(1)	1.16%	1.03%	1.00%	1.09%	1.27%	1.04%
Return on average equity(1)	14.27%	14.11%	13.05%	12.01%	12.08%	9.41%
Net interest margin(2)(7)	4.40%	4.38%	4.24%	4.78%	5.21%	5.34%
Interest rate spread(3)(7)	4.12%	3.96%	3.48%	3.83%	4.30%	4.31%
Efficiency ratio(4)(7)	64.81%	67.38%	68.38%	64.82%	62.55%	66.17%
Average interest-earning assets to average interest-bearing liabilities	114.70%	116.92%	118.61%	121.00%	125.22%	126.79%
Average loans to average deposits	103.09%	108.30%	107.47%	96.03%	88.29%	83.98%

(footnotes on following page)

	At or For the Year Ended December 31,
	2003	2002	2001	2000	1999	1998
Asset Quality Ratios:
Nonperforming loans to net loans(5)	0.59%	0.92%	0.82%	0.59%	0.63%	0.33%
Nonperforming assets to total assets(6)	0.90%	1.08%	1.22%	0.54%	0.50%	0.52%
Net charge-offs to average total loans	0.30%	0.28%	0.23%	0.25%	0.25%	0.27%
Total allowance for loan losses to total nonperforming loans	224.99%	125.75%	119.57%	158.97%	178.18%	348.41%
Total allowance for loan losses to total loans receivable	1.33%	1.16%	0.98%	0.94%	1.12%	1.16%
Capital Ratios:
Average equity to average assets	8.11%	7.27%	7.63%	9.06%	10.52%	11.08%
Average tangible equity to average tangible assets	6.37%	6.96%	7.44%	8.95%	10.52%	11.08%
Leverage ratio	7.85%	8.94%	7.66%	9.39%	10.84%	11.42%
Tier I risk-based capital ratio	8.93%	10.25%	8.02%	8.86%	12.30%	13.34%
Total risk-based capital ratio	10.33%	12.60%	9.00%	9.75%	13.32%	14.42%

(1)	Beginning in 2002, new accounting standards eliminated the amortization of goodwill, which is included in previous years’ net income and returns.
(2)	Net interest income divided by average interest-earning assets.
(3)	Yield on interest-earning assets less cost of interest-bearing liabilities.
(4)	Other expenses divided by net interest income and other income.
(5)	Nonperforming loans include nonaccrual loans and loans past due 90 days or more and still accruing interest.
(6)	Nonperforming assets are nonperforming loans plus other real estate owned.
(7)	Calculated on a fully tax equivalent basis.

RISK FACTORS

An investment in shares of our common stock involves various risks. Before deciding to invest in our common stock, you should carefully consider the risks described below in conjunction with the other information in this prospectus and information incorporated by reference into this prospectus, including our consolidated financial statements and related notes. Our business, financial condition and results of operations could be harmed by any of the following risks or other risks, which have not been identified or which we may believe are immaterial or unlikely. The value or market price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

Our business is subject to the success of the local economies where we operate.

Our success significantly depends upon the growth in population, income levels, deposits and housing starts in our primary and secondary markets. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. Adverse economic conditions in our specific market area, including the loss of certain significant employers, such as Brown & Williamson Tobacco Corporation, which announced its plans to cease operations within the next 12 to 18 months, and Robins Air Force Base, the operations of which may be affected by recent legislation, could reduce our growth rate, affect the ability of our customers to repay their loans to us and generally affect our financial condition and results of operations. We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur.

Any adverse market or economic conditions in the State of Georgia may disproportionately increase the risk that our borrowers are unable to make their loan payments. In addition, the market value of the real estate securing loans as collateral could be adversely affected by unfavorable changes in market and economic conditions. As of December 31, 2003, approximately 86% of our loans held for investment were secured by real estate. Of the commercial real estate loans in our portfolio, approximately 41% represent properties owned and occupied by businesses to which we have extended loans. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in the State of Georgia could adversely affect the value of our assets, our revenues, results of operations and financial condition.

We may face risks with respect to future expansion and acquisitions or mergers.

We continuously seek to acquire other financial institutions or parts of those institutions and may engage in de novo branch expansion, acquisitions or mergers in the future. We may also consider and enter into new lines of business or offer new products or services. We also may receive future inquiries and have discussions with potential acquirors of us. Acquisitions and mergers involve a number of risks, including:

•	the time and costs associated with identifying and evaluating potential acquisitions and merger partners;

•	the estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target institution may not be accurate;

•	the time and costs of evaluating new markets, hiring experienced local management and opening new offices, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•	our ability to finance an acquisition and possible dilution to our existing shareholders;

•	the diversion of our management’s attention to the negotiation of a transaction, and the integration of the operations and personnel of the combining businesses;

•	entry into new markets where we lack experience;

•	the introduction of new products and services into our business;

•	the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on our results of operations; and

•	the risk of loss of key employees and customers.

We may incur substantial costs to expand, and we can give no assurance that such expansion will result in the levels of profits we seek. There can be no assurance that, integration efforts for any future mergers or acquisitions will be successful. Also, we may issue equity securities, including common stock and securities convertible into shares of our common stock in connection with future acquisitions, which could cause ownership and economic dilution to our current shareholders and to investors purchasing common stock in this offering. There is no assurance that, following any future mergers or acquisition, our integration efforts will be successful or that our company, after giving effect to the acquisition, will achieve profits comparable to or better than our historical experience.

Our recent operating results may not be indicative of our future operating results.

We may not be able to sustain our historical rate of growth or may not even be able to grow our business at all. In addition, our recent and rapid growth, including our growth through acquisitions, may distort some of our historical financial ratios and statistics. For example, our earnings grew by more than 149% between the beginning of 2000 and the end of 2003. Our strong performance during this time period was, in part, the result of an extremely favorable residential mortgage refinancing market and our successful acquisition of Security Bank of Jones County. In the future, we may not have the benefit of a favorable interest rate environment, a strong residential mortgage market, or the ability to find suitable candidates for acquisition. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected due to a high percentage of our operating costs being fixed expenses.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate that our capital resources following this offering will satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our continued growth.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

Increases in interest rates may negatively affect our earnings and the value of our assets.

Changes in interest rates may affect our level of interest income, the primary component of our gross revenue, as well as the level of our interest expense, our largest recurring expenditure. In a period of rising interest rates, our interest expense could increase in different amounts and at different rates while the interest that we earn on our assets may not change in the same amounts or at the same rates. Accordingly, increases in interest rates could decrease our net interest income.

In addition, an increase in interest rates may decrease the demand for consumer and commercial credit, including real estate loans. Interest rates have been at historically low levels in recent years, and the Mortgage Bankers Association of America has predicted that residential mortgage loan originations will decrease in 2004 and 2005 primarily due to an anticipated decrease in refinancings of mortgages. Residential mortgage originations generated $10.6 million, or 22.0%, of our revenues in 2003. We expect to originate fewer real estate loans. Accordingly, a period of rising interest rates would negatively affect our residential mortgage origination business.

Changes in the level of interest rates also may negatively affect our ability to originate real estate loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings. A decline in the market value of our assets may limit our ability to borrow additional funds or result in our lenders requiring additional collateral from us under our loan agreements. As a result, we could be required to sell some of our loans and investments under adverse market conditions, upon terms that are not favorable to us, in order to maintain our liquidity. If those sales are made at prices lower than the amortized costs of the investments, we will incur losses.

Our loan portfolio includes a substantial amount of commercial and industrial loans which include risks that may be greater than the risks related to residential loans.

Our commercial and industrial loan portfolio was $62.6 million at December 31, 2003, comprising 8.8% of total loans. Commercial and industrial loans generally carry larger loan balances and involve a greater degree of financial and credit risks than home equity loans or residential mortgage loans. Any significant failure to pay on time by our customers would hurt our earnings. The increased financial and credit risk associated with these types of loans is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. In addition, when underwriting a commercial or industrial loan, we may take a security interest in commercial real estate and, in some instances upon a default by the borrower, we may foreclose on and take title to the property, which may lead to potential financial risk for us under applicable environmental laws. If hazardous substances were discovered on any of these properties, we may be liable to governmental entities or third parties for the costs of remediation of the hazard, as well as for personal injury and property damage. Many environmental laws can impose liability regardless of whether we knew of, or were responsible for, the contamination. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate or commercial project. If the cash flow from the project is reduced, the borrower’s ability to repay the loan may be impaired. This cash flow shortage may result in the failure to make loan payments. In such cases, we may be compelled to modify the terms of the loan. In addition, the nature of these loans is such that they are generally less predictable and more difficult to evaluate and monitor. As a result, repayment of these loans may, to a greater extent than residential loans, be subject to adverse conditions in the real estate market or economy.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

Our loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. We may experience significant loan losses which could have a material adverse effect on our operating results. Management makes various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We maintain an allowance for loan losses in an attempt to cover any loan losses which may occur. In determining the size of the allowance, we rely on an analysis of our loan portfolio based on historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and non-accruals, national and local economic conditions and other pertinent information. As we expand into new markets, our determination of the size of the allowance could be understated due to our lack of familiarity with market-specific factors.

If our assumptions are wrong, our current allowance may not be sufficient to cover future loan losses, and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Material additions to our allowance would materially decrease our net income. Our allowance for loan losses was $9.4 million, $5.5 million and $4.1 million as of December 31, 2003, 2002 and 2001, respectively.

In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a negative effect on our operating results.

Competition from financial institutions and other financial service providers may adversely affect our profitability.

The banking business is highly competitive and we experience competition in each of our markets from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere.

We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions. While we believe we can and do successfully compete with these other financial institutions in our primary markets, we may face a competitive disadvantage as a result of our smaller size, lack of geographic diversification and inability to spread our marketing costs across a broader market. Although we compete by concentrating our marketing efforts in our primary markets with local advertisements, personal contacts, and greater flexibility and responsiveness in working with local customers, we can give no assurance that this strategy will be successful.

We are subject to extensive regulation that could limit or restrict our activities.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission and Nasdaq that are now applicable to us, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices. In order to comply with the Sarbanes-Oxley Act, we will no longer use our independent auditors for internal audit and internal controls functions. As a result, we may experience greater compliance costs and we can give no assurances that the effectiveness of our internal audit and internal controls functions will remain the same as when those functions were performed by our independent auditors.

Our directors and executive officers own a significant portion of our common stock.

Our directors and executive officers, as a group, beneficially owned approximately 20.5% of our outstanding common stock as of March 31, 2004. As a result of their ownership, the directors and executive officers will have the ability, by voting their shares in concert, to significantly influence the outcome of all matters submitted to our shareholders for approval, including the election of directors.

Additionally, the directors of Security Bank of Jones County have agreed that as long as they serve as directors on our board or one of the boards of our subsidiaries that they will vote all of the shares of our common stock owned by them in accordance with the recommendation of our board of directors through our annual meeting in 2007. In April 2000, we also entered into an agreement with Group Financial Southeast to buy specific assets of Group Financial, which we generally refer to in this prospectus as our Fairfield Financial acquisition. Director John W. Ramsey owned 100% of the outstanding stock of Group Financial at the time of the acquisition and continues to own those shares. Under our purchase agreement with Group Financial, Group Financial is entitled to receive additional shares of our common stock based on the future financial performance of Fairfield Financial. Any common stock issued as part of the additional purchase price paid under this purchase agreement must be voted in favor of the written recommendations of our board of directors, and if it is not, Group Financial will forfeit any future contingent payments under the purchase agreement. As of December 31, 2003, the total number of shares of our common stock that were subject to voting agreements was 238,110 shares or 4.7% of our outstanding stock at that time.

Risks Related to an Investment in Our Common Stock

The trading volume in our common stock has been low and the sale of substantial amounts of our common stock in the public market could depress the price of our common stock.

The trading volume in our common stock on the Nasdaq National Market has been relatively low when compared with larger companies listed on the Nasdaq National Market or the stock exchanges. We cannot say with any certainty that a more active and liquid trading market for our common stock will develop. Because of this, it may be more difficult for you to sell a substantial number of shares for the same price at which you could sell a smaller number of shares.

We cannot predict the effect, if any, that future sales of our common stock in the market, or the availability of shares of common stock for sale in the market, will have on the market price of our common stock. We, therefore, can give no assurance that sales of substantial amounts of common stock in the market, or the potential for large amounts of sales in the market, would not cause the price of our common stock to decline or impair our future ability to raise capital through sales of our common stock. Upon completion of this offering, we will have approximately 5,723,292 shares of common stock outstanding.

We have broad discretion in using the net proceeds of this offering. Our failure to effectively use these proceeds could adversely affect our ability to earn profits.

We intend to use the net proceeds of this offering to provide additional capital to our subsidiaries to support asset growth, for bank or branch acquisitions and for other general corporate purposes. We have not allocated specific amounts of the net proceeds to specific purposes, and will have significant flexibility in determining our applications of the net proceeds. Our failure to apply these funds effectively could reduce our ability to earn profits.

Our ability to pay dividends is limited and we may be unable to pay future dividends.

Our ability to pay dividends is limited by regulatory restrictions and the need to maintain sufficient consolidated capital. The ability of our three bank subsidiaries to pay dividends to us is limited by their obligations to maintain sufficient capital and by other general restrictions on their dividends that are applicable to Georgia banks and banks that are regulated by the FDIC. If we do not satisfy these regulatory requirements, we will be unable to pay dividends on our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Various matters discussed in this document and in documents incorporated by reference in this prospectus, including matters discussed under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may involve risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from our future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” “may,” “should,” “could,” “project,” “predict,” “potential” and similar expressions are intended to identify such forward-looking statements.

The cautionary statements in the “Risk Factors” section and elsewhere in this prospectus or in documents incorporated by reference also identify important factors and possible events, which involve risks and uncertainties, that could cause actual results to differ materially from those contained in the forward-looking statements. If you are interested in purchasing shares of our common stock, you should consider these risk factors carefully, as well as factors discussed elsewhere in this prospectus and in documents incorporated by reference, before making a decision to invest. All forward-looking statements in this prospectus are based on information available to us on the date of this prospectus. We do not intend to, and assume no responsibility for, updating any forward-looking statements that may be made by us or on our behalf in this prospectus or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $16.4 million, or approximately $18.9 million if the underwriters’ over-allotment option is exercised in full. In each case, this assumes deductions of estimated offering expenses of $325,000 and underwriting discounts and commissions. We plan to use the net proceeds from the offering to provide additional capital to our subsidiaries to support asset growth, to repay indebtedness under our line of credit with The Bankers Bank (which matures March 21, 2015 and has an interest rate of prime minus 100 basis points), for bank or branch acquisitions and for other general corporate purposes. Although our growth strategy contemplates future acquisitions, we have no present understanding, agreement or definitive plans relating to any acquisitions.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDENDS

Our common stock is quoted on the Nasdaq National Market under the symbol “SBKC.” On April 28, 2004, the last reported sale price of our common stock reported on the Nasdaq National Market was $30.29 per share. As of that date, there were approximately 725 holders of record of our common stock.

The following table sets forth the high and low closing sale prices (adjusted for stock splits and stock dividends) for our common stock on the Nasdaq National Market for the calendar quarters indicated. In addition, the table provides the cash dividend per share we paid on our common stock in each of these calendar quarters.

2002	High		Low		Dividend
First Quarter	$16.55		$15.00		$0.08
Second Quarter	$23.21		$16.19		$0.09
Third Quarter	$22.49		$18.00		$0.09
Fourth Quarter	$25.00		$16.76		$0.09

2003	High		Low		Dividend
First Quarter	$28.54		$24.25		$0.10
Second Quarter	$34.63		$27.62		$0.10
Third Quarter	$35.99		$29.00		$0.10
Fourth Quarter	$33.38		$29.50		$0.10

2004	High		Low		Dividend
First Quarter	$32.01		$29.06		$0.10
Second Quarter	$30.59	*	$29.00	*	$—	*

*	Through April 28, 2004.

We intend to continue paying cash dividends, but make no assurances that we will pay any dividends. The amount and frequency of cash dividends, if any, will be determined by our board of directors after consideration of various factors, which may include the following:

•	Our financial condition

•	Our results of operations

•	Investment opportunities available to us

•	Capital requirements

•	Regulatory limitations

•	Tax considerations

•	The amount of net proceeds retained by us

•	General economic conditions

Our ability to pay dividends depends upon the ability of our subsidiaries to pay dividends to us and our borrowing capacity. Because our subsidiary banks are subject to various banking laws and regulations, the ability of these subsidiaries to pay dividends may be limited or otherwise restricted. For example, under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividend if payment would cause it to become undercapitalized. Moreover, applicable federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings. The Georgia Department of Banking and Finance also regulates dividend payments of our subsidiary banks and requires approval of dividend payments under specific circumstances.

In addition, under Federal Reserve policy, we are required to maintain adequate regulatory capital and are expected to act as a source of financial strength to our financial institution subsidiaries and to commit resources to support these subsidiaries in circumstances where we might not otherwise do so. This policy could have the effect of reducing the amount of dividends we are allowed to declare.

Our ability to pay cash dividends is further subject to our continued payment of interest that we owe on our junior subordinated debentures. As of December 31, 2003, we had approximately $18.6 million of junior subordinated debentures outstanding. We have the right to defer payment of interest on the junior subordinated debentures for a period not exceeding 20 consecutive quarters. If we defer, or fail to make, interest payments on the junior subordinated debentures, or if we fail to comply with certain covenants under our loan agreements, we will be prohibited, subject to certain exceptions, from paying cash dividends on our common stock until we pay all deferred interest and resume interest payments on the junior subordinated debentures and until we comply with the covenants under our loan agreements.

At December 31, 2003, under applicable regulations, the amount available to be paid as dividends from our subsidiary banks without prior regulatory approval was $5.55 million.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2003. Our capitalization is presented on a historical basis and on a pro forma basis as if the offering had been completed as of December 31, 2003 and assuming:

•	the net proceeds of the offering, after deducting the estimated underwriting discount and commissions and estimated offering expenses, are $16,394,780; and

•	the underwriters’ over-allotment option is not exercised.

The following data should be read in conjunction with the Consolidated Financial Statements and notes thereto incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

	December 31, 2003
	Actual	As Adjusted(1)
Long Term Borrowings:
Subordinated debentures	$18,557,000	$18,557,000

Shareholders’ Equity:
Common stock, $1.00 par value, 10,000,000 shares authorized, 5,033,299 shares outstanding and 5,621,299 shares outstanding, as adjusted(1)	5,033,299	5,621,299
Additional paid-in capital	41,579,766	57,386,546
Retained earnings	28,709,673	28,709,673
Restricted stock—Unearned compensation	(104,037)	(104,037)
Accumulated other comprehensive gain, net of tax	886,864	886,864

	76,105,565	92,500,345
Treasury stock (8,999 shares in 2003), at cost	(296,837)	(296,837)

Total Shareholders’ Equity	$75,808,728	92,203,508

Total Capitalization	$94,365,728	110,760,508

Capital Ratios:
Tier I risk-based capital ratio	8.93%	11.32%
Total risk-based capital ratio	10.33%	12.53%
Leverage ratio	7.85%	9.94%

(1)	If the underwriters exercise their over-allotment option in full, 676,200 shares of common stock would be sold, resulting in estimated net proceeds of $18,902,747.

BUSINESS

General

Overview. We are a multi-bank holding company headquartered in Macon, the third largest city in Georgia outside of metropolitan Atlanta. Since our formation on February 10, 1994, we have made several strategic acquisitions and have expanded our market presence throughout Middle Georgia, as well as toward the southeastern coastal region of Georgia. In June 2003, we changed our name from SNB Bancshares, Inc. to Security Bank Corporation and changed our stock symbol on the Nasdaq National Market to “SBKC.” We changed our name to Security Bank Corporation to leverage our “Security Bank” branding, which is well-recognized in our core markets.

We provide a wide variety of community banking services through 23 banking and mortgage production offices, with most of our business being drawn from Bibb, Houston and Jones Counties in the State of Georgia. At December 31, 2003, we had total assets of $911.3 million, total deposits of $743.3 million and total shareholders’ equity of $75.8 million. Based on total asset size, we are the eighth largest Georgia-based bank holding company.

Our Past Performance. We believe our historical financial performance reflects our capacity to effectively execute our core banking business. From December 31, 1998 to December 31, 2003, we achieved strong growth. Specifically, we have:

•	increased our total assets from approximately $253.0 million to approximately $911.3 million, total deposits from approximately $217.8 million to approximately $743.3 million and total loans from approximately $176.0 million (excludes $3.1 million of loans held for sale) to approximately $697.7 million (excludes $11.4 million of loans held for sale), which exceeds a compounded annual growth rate of 27.0%;

•	grown our diluted earnings per share from $0.69 to $1.92, a compound annual growth rate of approximately 22.7%;

•	increased our deposit market share in our three core counties of operation from 7.2% to 19.4%, according to FDIC deposit information as of June 30, 1998 and June 30, 2003;

•	expanded our branch network from nine branches to 14 branches; and

•	successfully integrated our three acquisitions of Bank of Gray (now Security Bank of Jones County), Crossroads Bank of Georgia (now Security Bank of Houston County) and Fairfield Financial Services, Inc.

Our Subsidiary Banks. Substantially all of our business is conducted through our three subsidiary banks:

•	Security Bank of Bibb County—A state-chartered bank with $488 million in assets that engages in the commercial banking business primarily in Bibb County, Georgia. Security Bank of Bibb County commenced operations on November 4, 1988. The bank operates eight full-service banking offices and one limited-service office in Macon, Georgia, as well as one full-service banking office in Brunswick, Glynn County on the southeastern coast of Georgia. Security Bank of Bibb County is also the direct parent company of Fairfield Financial Services, Inc., which is further described below.

•	Security Bank of Houston County—A state-chartered bank with $176 million in assets that engages in the commercial banking business primarily in Houston County, Georgia. The bank operates one full-service banking office in Perry, Georgia and three full-service banking offices in Warner Robins, Georgia. Our ownership of Security Bank of Houston County is a result of our 1998 acquisition of Crossroads Bank of Georgia.

•	Security Bank of Jones County—A state-chartered bank with $250 million in assets that engages in the commercial banking business primarily in Jones County, Georgia. The bank operates one full-service banking office in Gray, Georgia. Our ownership of Security Bank of Jones County is a result of our 2003 acquisition of Bank of Gray.

Our subsidiary banks each operate autonomously under the corporate umbrella of Security Bank Corporation. As a result, each bank has its own board of directors and management comprised of persons known in the local community in which each bank operates. We provide significant assistance and oversight, however, to our subsidiary banks in areas such as budgeting, marketing, human resource management, credit administration, operations and funding. This allows us to maintain efficient centralized reporting and policies while maintaining local decision-making capabilities.

The following table provides selected financial information, as of or for the year ended December 31, 2003, for our subsidiary banks:

	Security Bank of Bibb County(1)	Security Bank of Houston County	Security Bank of Jones County
	(Based on each reporting bank’s Call Report as of December 31, 2003; numbers are in 000s.)
Total assets	$488,254	$175,924	$249,765
Total deposits	394,675	148,611	202,469
Total loans, net of reserve	396,241	140,238	151,796
Total shareholder equity	45,221	13,761	40,238
Net interest income	18,252	7,028	5,593
Net income	6,031	1,975	2,288

(1)	Consolidated with the financial condition and results of operations of Fairfield Financial Services, Inc. as of and for the period ended December 31, 2003.

Fairfield Financial Services, Inc. We also operate Fairfield Financial Services, Inc., a subsidiary of Security Bank of Bibb County. Fairfield Financial is a traditional residential mortgage originator and interim real estate development lender with a number of production locations throughout Georgia, including offices in Macon, Butler, Columbus, Warner Robins, Richmond Hill, Rincon, Fayetteville and St. Simons Island. Our 2000 acquisition of Fairfield has created tremendous synergies for our core banking business, due primarily to our ability to efficiently expand Fairfield Financial’s presence into new market areas and build on its reputation and name recognition throughout the State of Georgia. During 2003, Fairfield Financial closed over $424 million in residential mortgages, making it one of the largest residential mortgage originators in Middle Georgia. For the year ended December 31, 2003, Fairfield Financial posted approximately $3.3 million in net income. Approximately 61% of Fairfield Financial’s 2003 revenues was a product of its traditional residential mortgage origination business, with the remaining 39% being derived from its interim real estate and real estate development lending activities. Our 2004 Business Plan anticipates a significant decline in mortgage production volumes and revenues. However, our 2004 Business Plan also anticipates a decline in direct variable costs associated with our mortgage origination division, as well as an increase in revenues from Fairfield Financial’s interim lending division, which we believe will have the combined effect of replacing a significant portion of the decline in our mortgage origination revenues. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Market Area and Competitive Position

Our primary market area is located in the geographic center of the State of Georgia approximately 75 miles south of Atlanta and is primarily comprised of Bibb, Houston and Jones Counties. We refer to this market area as “Middle Georgia,” and we are the largest independent, publicly traded bank holding company based in our primary market. Within this three-county area, we operate 13 of our 14 commercial banking offices. As a result, a majority of our revenue is derived from our business activities in and around these counties.

We believe our existing markets are attractive and have stable demographic trends. Our core markets are home to a diverse pool of businesses and industries, as well as an established consumer base. Large employers in Middle Georgia, such as GEICO Insurance Company, YKK USA, Inc., GE Card Services, The Medical Center of

Central Georgia, Mercer University and Robins Air Force Base, make Middle Georgia a desirable market for financial institutions. As the largest independent bank holding company based in Middle Georgia, we believe we are well positioned to take advantage of strategic opportunities in our marketplace to grow our core business.

Another factor that we believe is beneficial to the Middle Georgia market is the continued growth of Atlanta. Specifically, the increasing congestion of the Atlanta metropolitan area is a factor that we believe will provide new customers for the Middle Georgia market. Because we are less than one hour’s drive south from Atlanta, the metropolitan area of Macon, Georgia is beginning to become attractive to people working in Atlanta who do not want to live in Atlanta’s “big city” atmosphere. We expect this dynamic to continue as Atlanta’s urban sprawl increases.

In January 2003, we expanded our market presence by opening a de novo banking office in the city of Brunswick, which is located on the southeastern coast of Georgia in Glynn County. This new banking office provides diversification outside of our Middle Georgia market and allows us to take advantage of opportunities presented by the Glynn County area, which is situated midway between Savannah, Georgia and Jacksonville, Florida. We expect to open a second de novo branch in the Glynn County area within the next 12 months, although no specific location has been selected.

In addition, due primarily to the operations of Fairfield Financial, we service communities throughout Georgia and in northeastern Florida.

The deposit base for our core markets continues to expand. According to the FDIC, bank and thrift deposits in these markets grew from approximately $3.7 billion in June 2000 to more than $4.7 billion in June 2003, representing a 27.0% increase during that period. At June 30, 2003, we controlled, through our subsidiary banks, approximately $707.3 million, or 15.0%, of this $4.7 billion deposit base; and, except for the Glynn County market, our subsidiary banks ranked first in market share when compared against other independent community banks with branch locations in these designated markets. As a result, we believe we are the market leader among community banks based in Middle Georgia and we expect to continue to gain market share at the expense of our super-regional and national competitors.

(Dollars in Millions)

Market	Number of Branches	Our Market Deposits	Total Market Deposits	Our Ranking	Our Market Share Percentage
Bibb County	8	$365.7	$2,491.4	4th	14.7%
Houston County	4	$122.2	$871.0	2nd	14.0%
Jones County	1	$217.6	$275.3	1st	79.0%
Glynn County(1)	1	$1.8	$1,093.7	15th	0.2%
Combined(2)	14	$707.3	$4,731.4	3rd	14.9%

(1)	Security Bank of Bibb County opened its Brunswick (Glynn County) banking office on February 3, 2003.
(2)	Reflects market share ranking and market share percentage on a consolidated basis for all four counties combined.

Our Strategy

We understand that our ultimate success depends upon our ability to consistently execute our core banking business better than our competitors. As a result, our guiding objective is to be the bank of choice for all of our customers’ banking needs. To accomplish this objective, we strive to deliver unparalleled customer service as we anticipate and respond to the diverse banking needs of our customers. By doing so, we believe we can win repeat business because we emphasize strong commitment to our customers and expect high performance from all of our employees. This corporate culture, which is fostered from the top down, is the foundation for our successful execution of our operating and growth strategies, which aim to maximize long-term shareholder value.

Positioning Ourselves as the Bank of Choice. As a community banking organization operating autonomous community banks with consolidated assets of over $900 million, we believe we are well-positioned to continue to draw business from smaller community bank competitors and from super-regional and national banking conglomerates that compete in our primary markets. Because of our size and autonomous operations, we attract customers from other community banks that lack either the ability to adequately satisfy customer demand for banking convenience and product sophistication or the necessary capital levels needed to meet the significant borrowing needs of their customers. We also attract customers from larger institutions due to our focus on customer service and our localized decision-making capabilities.

Operating Strategies. To carry out our guiding objective, our specific operating strategies have been and continue to be:

•	Relationship Banking. We believe that customers still want to do business with a person and that they want to feel that they are important to us. As a result, we emphasize to our employees the importance of delivering exemplary customer service and seeking out opportunities to build further relationships with our customers. By relying on the strength of our customer service and relationship banking approach, we are able to generate commensurate returns in our pricing strategy for our products and services. In this regard, we believe we have been effective in leveraging our customer relationships through Fairfield Financial’s interim lending division, where we focus specifically on real estate borrowers with needs that place them above the level that can be accommodated comfortably by small community banks but are not large enough to attract significant attention from our super-regional or national competitors. Our ability to rapidly respond to customers’ needs not only helps to solidify relationships, but provides important, timely feedback to senior managers regarding key issues of service quality and products demanded by our markets.

Our commitment to current technology has also allowed us to consistently lead our competition in offering new products and services to our retail and small business customers. We were the first bank in Middle Georgia to offer imaged statements, and we have continued that leadership position with the first true free checking program and the first overdraft protection program in Middle Georgia. We have recently extended these products into the small business segment and partnered them with an innovative unsecured small business line of credit. Additionally, our internet banking site is more extensive and user-friendly than many of our competitors’ sites, allowing customers not only to access their account information and pay bills, but also to print copies of checks or other transaction documents from their personal computers at home. These products and services, combined with our 13 branches across our primary market area, provide an impressive combination of service and convenience in Middle Georgia. This combination has accelerated growth in our market share, as evidenced by the increase in our customer base (net of the Security Bank of Jones County acquisition) of over 17% in 2003.

•	Disciplined Execution. We believe that our success as a banking organization depends on a disciplined approach to originating loans and monitoring the performance of our loan portfolio. Accordingly, we take a methodical and systematic approach to credit approval and loan portfolio management. While we believe our credit process is quite innovative, we adhere to strict underwriting and pricing guidelines, which has resulted in an excellent credit quality for our portfolio. We employ a sophisticated underwriting and approval process and have developed a comprehensive risk management system for monitoring and measuring the adequacy of our allowance for loan losses and anticipating net charge-offs.

Growth Strategies. Our experienced management team, competitive position and focus on relationship banking have enabled us to maintain solid, consistent growth over the last several years. We have achieved compounded annual growth rates in total assets, loans and deposits in excess of 27% from December 31, 1998 to December 31, 2003. We have achieved this growth by expanding existing relationships, by increasing our market share and through expanding our market presence by de novo branching and strategic acquisition. Going forward, we will continue to target double-digit annual growth in earnings per share and an annual return on shareholders’ equity of 12%-15%. In addition, our incentive stock option plan is designed to focus management on these goals by requiring the entire senior management group (including executive management) to forfeit a portion of their stock option grants if we do not achieve at least 12% annual growth in earnings per share, while the executive management team forfeits additional options if we do not achieve at least 15% annual growth in earnings per share. To achieve these results, we plan to continue to employ the following growth strategies:

•	Enhancing Existing Relationships. We believe that our competitive position in the Middle Georgia market presents significant growth opportunities in our primary market area, particularly in our ability to grow through our aggressive cross-selling efforts. As evidence of the effectiveness of our cross-sell programs and initiatives, Security Bank of Bibb County improved its cross-sell ratio by approximately 25% during 2003. Based on currently available data, we expect to open approximately 11,000 new accounts in 2004, and our goal is to increase within the next year our average number of accounts per household to 2.3 from our current level of 2.1 accounts per household. We also plan to continue to increase business from existing customers by delivering exemplary customer service, developing new products and services and otherwise exploiting our competitive advantage in our various markets. For example, due in large part to Fairfield Financial’s “high-touch, rapid response” business model, Fairfield Financial has been able to grow its managed interim lending portfolio to over $300 million in three years while maintaining outstanding credit quality. Additionally, our senior loan officers have significant lending experience (in most cases over 20 years) in our markets and are well positioned to continue strong internal loan growth by meeting the borrowing needs of existing customers.

•	Growth Through Increased Market Share. We expect that the continued consolidation of the banking industry and the customer disruption caused by mergers initiated by super-regional and national competitors will provide opportunities to expand our operations and increase our market share. As these super-regional and national institutions focus on larger corporate customers and standardized loan and deposit products, we believe we have an opportunity to compete effectively for the business of small and medium-sized businesses. Additionally, because our asset base and lending limits are higher than those of any other community banks located in our primary market area, we are able to offer high quality, relationship banking services to customers whose banking needs are too large for our small community bank competitors. We believe these key advantages enabled us to compete effectively within our current markets and continue to gain market share.

•	Growth by Acquisition. We will continue to seek and evaluate strategic acquisition targets as opportunities arise. We are focused on expansion opportunities outside of Middle Georgia in geographic areas with favorable demographic data that support our expansion and in which consolidation in the banking industry would position us to gain market share. We have successfully completed and integrated three acquisitions since 1998. We believe the following geographic areas represent potential additional growth markets for us:

•	The Interstate 75 corridor from Macon to the Georgia-Tennessee state line and the Interstate 85 corridor from Atlanta to the Georgia-South Carolina state line, exclusive of the portions of Atlanta located within the I-285 perimeter;

•	The Interstate 95 corridor of the Atlantic coastal area, ranging from Hilton Head Island, South Carolina to Jacksonville, Florida; and

•	Targeted Georgia metropolitan areas other than Atlanta.

Competition

We believe competition in our market area is based on several factors, including price, convenience, breadth of product lines and customer service. Although our larger competitors may enjoy a competitive advantage in terms of price and offer a wide variety of products and services, we believe our focus on responsive, quality service to our customers and our ability to offer a sophisticated array of products to customers provides us with a competitive advantage. We compete to a lesser extent with small community banks on the terms described above, but believe our larger capital base and higher lending limits enable us to serve customers seeking to combine the personalized service typical of a community bank with the lending capacity and product offerings typical of a larger bank.

According to FDIC deposit data as of June 30, 2003, in the combined markets of Bibb, Jones and Houston Counties, our three core counties of operation, bank and thrift deposits totaled approximately $3.6 billion. Approximately 55.8% of this deposit base was controlled by super-regional and national institutions, including BB&T, Bank of America, SunTrust Bank and CB&T Bank of Middle Georgia. Despite the considerable resources that these competitors possess, we have achieved a significant market share in each of these counties. Specifically, as of June 30, 2003, we controlled 19.4% of the combined deposit base for these three counties, which ranked us second in overall market share (just behind BB&T at 19.6%) and first in market share and asset base of any community bank based in these counties. Our expanded banking presence in Glynn County is still in its initial stages of development. Nevertheless, we anticipate that similar competitive advantages enjoyed by us in our core markets, specifically our ability to attract customers away from small community banks due to our overall borrowing capacity and from super-regional and national competitors due to our level of customer service, will allow us to increase our market share in Glynn County. See “General—Our Subsidiary Banks” for additional information regarding our market share and “Our Strategies—Growth Strategies” for additional information regarding our efforts to increase market share.

Lending Services

Types of Loans. We offer the following types of loans (which are based on Call Report classifications):

•	Real Estate-Construction. Our construction loan portfolio consists of loans for non-agricultural, residential and commercial construction and land development projects. The majority of loans made to residential builders are made against presales wherein the purchaser has already been pre-qualified for a permanent loan. At December 31, 2003, speculative residential construction loans amounted to $19.2 million or approximately 7.2% of our real estate-construction loan portfolio. Commercial construction loans for residential or retail properties are typically backed by pre-lease and/or pre-sale requirements prior to loan funding. Also all contractor customers (residential or commercial) are required to meet stringent underwriting standards that focus on: experience, years of successful operation, high personal credit scores and significant unencumbered personal and corporate liquidity. Loans are made within regulatory loan-to-value guidelines with additional collateral occasionally required as necessary to protect our interests. Progress reports are maintained on each loan and appropriate progress is required prior to funding. As of December 31, 2003, these loans represented approximately 37.7% of our portfolio.

•	Real Estate-Mortgage. Our residential mortgage loans consists of two types of loans—residential loans to individuals intended for resale and residential loans to individuals intended to be held in our loan portfolio. These loans are generally made on the basis of the borrower’s ability to repay the loan from his or her employment and other income and are secured by residential real estate, the value of which is reasonably ascertainable. Other real estate mortgage loans may includes loans where the primary reasons for the loans are for commercial, financial or agricultural purposes or loans made to individuals for personal, family or household purposes but are secured by real estate. As of December 31, 2003, these loans represented approximately 48.3% of our portfolio.

•

Commercial, financial and agricultural. We make commercial loans to qualified businesses in our market area. This portion of our portfolio consists primarily of commercial and industrial loans for the financing of accounts receivable, inventory, property, plant and equipment. Because we make these loans based on the borrower’s demonstrated ability to repay out of cash flow from his or her business, and because we know the customers to whom these loans are made, we consider these loans to be of very high quality. Although large loans of this nature might otherwise be assumed to carry additional risk, our loans are typically well-collateralized and our exposure to any one borrower is limited because we focus on overall relationships. Under our risk rating system, credit grades with higher intrinsic risk profiles limit the amount that can be loaned into any one borrowing relationship, thereby limiting our exposure to riskier credits and applying larger loan loss allocations to the credit. As of December 31, 2003, these loans represented approximately 9.0% of our portfolio.

•	Loans to individuals. This portfolio consists principally of installment loans to individuals for personal, family and household purposes. These loans entail a high degree of risk due to the typically highly depreciable nature of any underlying collateral and collectibility risks resulting from the borrower’s insolvency or bankruptcy. To mitigate this risk, we perform a thorough credit and financial analysis of the borrower and seek adequate collateral for the loan. As of December 31, 2003, these loans represented approximately 5.1% of our portfolio.

We originate loans with a variety of terms, including fixed and floating or variable rates, and a variety of maturities. Although we offer a variety of types of loans, we emphasize the use of real estate as collateral. As of December 31, 2003, over 86% of our loan portfolio, regardless of type, were secured by real estate. Although our banks generally lend to clients located in their market areas, our Fairfield Financial subsidiary is more geographically diversified, with approximately 90% of its portfolio consisting of loans in areas of Georgia outside the Middle Georgia market and in northeastern Florida. This provides us with some diversification of risk, but may also increase our risk since these loans are being made outside of our local market and local relationships.

Our loan portfolio constitutes our largest interest-earning asset. To analyze prospective loans, management reviews our credit quality and interest rate pricing guidelines to determine whether to extend a loan and the appropriate rate of interest for each loan. At December 31, 2003 and 2002, loans, net of unearned income, of $697.7 million and $438.4 million, respectively, amounted to 76.6% and 75.4% of total assets, and 93.9% and 99.5% of deposits. Loans amounted to 85.6% of all funding sources from interest-bearing liabilities at December 31, 2003 and 88.4% at December 31, 2002. Our loan portfolio grew by 49.5% from December 31, 2002 to December 31, 2003. The most significant increases were in real estate mortgage and construction loans due to the activities of the Fairfield Financial mortgage subsidiary and as a result of our acquisition of Security Bank of Jones County. At the time of this acquisition, Security Bank of Jones County had $142 million of loans, which accounted for approximately 60.7% of the increase in the growth of our loan portfolio in 2003. The average yields generated by interest and fees from the entire loan portfolio have shown a steady decline, indicative of the declining general interest rate environment. Loan yields were 6.61% for 2003, compared to 7.11% for 2002 and 8.57% for 2001. Our reserve for loan losses as a percentage of outstanding loans amounted to 1.37% at December 31, 2003, compared to 1.27% and 1.10% at December 31, 2002 and 2001.

The following table presents the amount of loans outstanding by category, both in dollars and in percentages of the total portfolio, at the end of each of the past five years.

LOANS BY TYPE

(In Thousands)	December 31,
	2003	2002	2001	2000	1999
Commercial	$62,618	$42,613	$42,086	$42,305	$41,106
Financial	0	20	26	29	0
Agricultural	1,359	1,449	1,990	2,471	3,088
Real Estate—Construction	267,201	182,948	134,940	62,328	16,199
Real Estate—Mortgage:
Mortgage Loans Held for Sale	11,448	35,955	40,764	13,215	1,761
Other Mortgage:
Loans Secured by Farm Residential	3,804	3,271	2,531	1,827	2,209
Secured by 1-4 Family Residential Properties	107,424	55,361	49,050	66,257	38,142
Secured by Multifamily Residential Properties	6,036	1,149	786	657	1,338
Secured by Nonfarm Nonresidential Properties	213,799	132,635	127,067	107,731	86,130
Loans to Individuals	36,212	19,421	20,241	21,831	17,577

Total Loans	$709,901	$474,822	$419,481	$318,651	$207,550
Unearned Income	-771	-421	-175	-172	-120

Total Net Loans	$709,130	$474,401	$419,306	$318,479	$207,430

Percentage of Total Portfolio
Commercial	8.83%	8.98%	10.04%	13.28%	19.82%
Financial	0.00%	0.00%	0.01%	0.01%	0.00%
Agricultural	0.19%	0.31%	0.47%	0.78%	1.49%
Real Estate—Construction	37.68%	38.56%	32.18%	19.57%	7.81%
Real Estate—Mortgage:
Mortgage Loans Held for Sale	1.61%	7.58%	9.72%	4.15%	0.85%
Other Mortgage:
Loans Secured by Farm Residential	0.54%	0.69%	0.60%	0.57%	1.06%
Secured by 1-4 Family Residential Properties	15.15%	11.67%	11.70%	20.80%	18.39%
Secured by Multifamily Residential Properties	0.85%	0.24%	0.19%	0.21%	0.65%
Secured by Nonfarm Nonresidential Properties	30.15%	27.96%	30.30%	33.83%	41.52%
Loans to Individuals	5.11%	4.09%	4.83%	6.85%	8.47%

Total Loans	100.11%	100.08%	100.04%	100.05%	100.06%
Unearned Income	-0.11%	-0.08%	-0.04%	-0.05%	-0.06%

Total Net Loans	100.00%	100.00%	100.00%	100.00%	100.00%

The largest components of our loan portfolio are the real estate construction loans and the other mortgages secured by nonfarm, nonresidential properties. Real estate construction loans, which constituted 37.7% of the loans outstanding at December 31, 2003, are loans secured by real estate made to finance land development and residential and commercial construction. Of these balances, 59.1% were from Fairfield Financial, 19.5% from Security Bank of Houston County, 12.2% from Security Bank of Jones County and 9.2% from Security Bank of Bibb County. Other mortgages secured by nonfarm, nonresidential properties are mortgages on business and industrial properties, hotels, motels, churches, hospitals, golf courses, recreational facilities and similar properties, which were 30.2% of the loans outstanding at December 31, 2003. Of these balances, 57.2% were from Security Bank of Bibb County, 24.9% from Security Bank of Jones County and 17.9% from Security Bank of Houston County.

The allocations of the loans outstanding at December 31, 2003 for our subsidiaries were:

Security Bank of Bibb County	32%
Fairfield Financial	26%
Security Bank of Jones County	22%
Security Bank of Houston County	20%

The following table provides further information regarding our subsidiaries’ loan portfolio mix, as of December 31, 2003.

LOANS BY TYPE AND BY SUBSIDIARY

	December 31, 2003
Percentage of Total Portfolio	Security Bank of Bibb County	Fairfield Financial Services	Security Bank of Houston County	Security Bank of Jones County	Total
Commercial, Financial & Agricultural	5%	0%	3%	1%	9%
Real Estate—Construction	4%	22%	7%	5%	38%
Real Estate—Mortgage:
Mortgage Loans Held for Sale	0%	2%	0%	0%	2%
Secured by 1-4 Family Residential Properties	4%	1%	4%	6%	15%
Secured by Nonfarm Nonresidential Properties	17%	0%	5%	7%	29%
Other Mortgage	0%	1%	0%	1%	2%
Loans to Individuals	2%	0%	1%	2%	5%

Total Loans	32%	26%	20%	22%	100%

Unearned Income	0%	0%	0%	0%	0%

Total Net Loans	32%	26%	20%	22%	100%

Lending Limits. When the amount of a loan or loans to a single borrower or relationship exceeds an individual officer’s lending authority, the lending decision must be approved by a more senior officer with the requisite loan authority, or the lending decision will be made by either the officers’ or directors’ loan committee.

Lending limits vary based on the type of loan and nature of the borrower. In general, however, we are able to loan to any one borrower a maximum amount equal to either 15% of total risk-based capital, or 25% of total risk-based capital if the amount that exceeds 15% is fully secured. As of December 31, 2003, our combined legal lending limit was approximately $9.6 million (unsecured) plus an additional $6.4 million (secured), or a total of approximately $16.0 million, for loans that meet federal and/or state collateral guidelines. Regardless of the legal lending limit, our internal guidelines limit the amount available to be loaned into any one borrowing relationship. We adjust the maximum amount available to any one borrower or relationship in accordance with an assigned credit grade. Every loan of material size is assigned a credit grade either by our credit administration department or by the appropriate approval committee, with grades denoting more credit risk receiving a lower in-house maximum. As a result, our exposure to loans with more risk should be limited by the credit grades assigned to those loans. These credit grades are reviewed regularly by bank management, regulatory authorities and our external loan review vendor for appropriateness and applicability.

Underwriting. Collectively, our chief operating officer and our subsidiary bank presidents, who also act as our primary local lending officers, have over 120 years of lending experience. This experienced loan team has developed stringent credit underwriting and monitoring guidelines and policies while simultaneously delivering strong growth in our loan portfolio. We stress individual accountability to our loan officers, basing a portion of their compensation on the performance of the loans they approve. We employ a prudent credit approval process and have developed a comprehensive risk-management system for monitoring and measuring the adequacy of our allowance for loan losses and anticipating net charge-offs.

Other Products and Services

We provide a full range of additional retail and commercial banking products and services, including checking, savings and money market accounts; certificates of deposit; credit cards; individual retirement accounts; safe-deposit boxes; money orders; electronic funds transfer services; travelers’ checks and automatic teller machine access. We do not currently offer trust or fiduciary services.

We are committed to modifying existing, or developing new, products and services that are responsive to the banking demands of our customers. For example, in a potentially changing interest rate environment, we anticipate that the market demand for mortgage refinancing will likely be lower in 2004 than it was in 2002 and 2003. We also project, however, that Fairfield Financial’s interim lending division will experience increased activity. Accordingly, we are addressing necessary changes in, or additions to, Fairfield Financial’s mortgage origination and interim lending products and services in order to position ourselves appropriately to respond to potential shifts in the marketplace.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion reviews our results of operations and assesses our financial condition. You should read the following discussion and analysis of our financial condition and results of operations in conjunction with “Selected Consolidated Financial Information” and our Consolidated Financial Statements and the related notes included elsewhere in this prospectus or incorporated by reference in this prospectus.

Overview

Security Bank Corporation was incorporated on February 10, 1994 for the purpose of becoming a bank holding company. We are subject to extensive federal and state banking laws and regulations, including the Bank Holding Company Act of 1956 and the bank holding company laws of Georgia. We own three subsidiary banks—Security Bank of Bibb County, Security Bank of Houston County and Security Bank of Jones County. We also own Fairfield Financial Services, Inc., an operating subsidiary of Security Bank of Bibb County. Our subsidiaries are also subject to various federal and state banking laws and regulations.

Like most financial institutions, our profitability depends largely upon net interest income, which is the difference between the interest received on earning assets, such as loans and investment securities, and the interest paid on interest-bearing liabilities, principally deposits and borrowings. Our results of operations are also affected by our provision for loan losses; non-interest expenses, such as salaries, employee benefits, and occupancy expenses; and non-interest income, such as mortgage loan fees and service charges on deposit accounts.

Economic conditions, competition and federal monetary and fiscal policies also affect financial institutions. For example, 2003 was characterized by steady low interest rates intended to stabilize the economy and stimulate industrial economic growth. Lending activities are also influenced by regional and local economic factors, such as housing supply and demand, competition among lenders, customer preferences and levels of personal income and savings in our primary market area.

Our balanced growth continued during 2003, with increases in assets, deposits, shareholders’ equity, earnings per share and returns on average assets and equity. The following chart shows our growth in these areas from December 31, 2002 to December 31, 2003:

	(Dollars in millions, except per share amounts)

	December 31, 2003	December 31, 2002	Percent Increase
Diluted earnings per share	$1.92	$1.52	26.3%
Total assets	$911.3	$581.3	56.8%
Loans	$709.1	$474.4	49.5%
Investment securities	$102.9	$53.9	90.7%
Deposits	$743.3	$440.6	68.7%
Shareholders’ equity	$75.8	$39.5	91.2%
Return on average assets	1.16%	1.03%	12.6%
Return on average equity	14.27%	14.11%	1.1%

A significant portion of our asset and deposit growth during 2003 resulted from our May 29, 2003 acquisition of Security Bank of Jones County. The acquisition accounted for a $142.4 million increase in total loans, a $72.5 million increase in our investment portfolio and a $211.0 million increase in deposits. This increase in loan volume, together with an additional $83.9 million in loans generated by our other subsidiaries as a result of strong demand in a low interest rate environment, contributed to the increase in net income to $8.6 million for 2003. The volume increase also offset declining average asset yields resulting from the low rate environment.

Our acquisition of Security Bank of Jones County also bolstered our deposit base, accounting for almost 70% of our increase in deposits for 2003. The remaining portion of the increase resulted from marketing efforts aimed at increasing local low-cost deposits and funding requirements driven by our loan growth. We sometimes met these funding needs with out-of-market deposits, which often carried a lower cost than local market deposits as a result of competitive pricing.

Although our investment portfolio increased significantly during 2003, $72.5 million was attributable to the acquisition of Security Bank of Jones County. Excluding the impact of the acquisition, the average portfolio balance decreased by $5.8 million. This reflects our emphasis on loan growth as our primary means of generating interest-earning assets and, to a lesser extent, maturity and call activity in our investment securities resulting from the lower interest rate environment during 2003. Although our investment portfolio declined, excluding the impact of the Security Bank of Jones County acquisition, our overall liquidity level improved because Security Bank of Jones County had a larger percentage of its assets invested in investment securities.

Fairfield Financial also contributed significantly to our results of operations for 2003. Fairfield Financial closed over $424 million in residential mortgage closings during 2003 and posted approximately $3.3 million in net income. Approximately 61% of its 2003 revenues was a product of its traditional residential mortgage origination business, with the remaining 39% being derived from its interim real estate and real estate development lending activities. We anticipate a significant decline in mortgage production volumes and revenues during 2004, but believe it will be offset to a significant extent by a decline in direct variable costs associated with our mortgage origination division, together with an increase in revenues from the interim lending division.

The following table illustrates our selected key financial data for each of the past six years.

SELECTED FINANCIAL DATA

	At or For the Year Ended December 31,
	2003	2002	2001	2000	1999	1998
	(Dollars in thousands, except per share amounts)
Selected Balance Sheet Data:
Assets	$911,269	$581,319	$504,762	$410,230	$283,483	$253,006
Investment securities	102,855	53,905	51,041	51,498	45,087	39,301
Loans receivable (net of unearned income)	709,130	474,401	419,306	318,479	207,429	179,162
Allowance for loan losses	9,407	5,480	4,099	3,003	2,327	2,070
Goodwill and other intangible assets, net	25,631	1,900	848	0	0	0
Deposits	743,301	440,595	375,065	311,577	237,418	217,778
Borrowings and securities sold under agreements to repurchase	67,428	77,753	90,418	64,057	15,824	6,408
Subordinated debentures	18,557	18,557	0	0	0	0
Shareholders’ equity	75,809	39,548	34,777	31,071	27,472	25,736
Selected Results of Operations Data:
Interest income	42,894	32,920	33,608	27,035	20,402	18,630
Interest expense	12,912	12,110	16,586	13,106	8,427	7,895
Net interest income	29,982	20,810	17,022	13,929	11,975	10,735
Provision for loan losses	2,859	2,603	1,912	1,292	736	636
Net interest income after provision for loan losses	27,123	18,207	15,110	12,637	11,239	10,099
Other income	17,303	13,146	11,147	5,354	3,072	2,558
Other expenses	30,841	23,022	19,397	12,655	9,537	8,947
Income before income taxes	13,585	8,331	6,860	5,336	4,774	3,710
Income taxes	4,938	3,065	2,518	1,857	1,529	1,383
Net income(1)	8,647	5,266	4,342	3,479	3,245	2,327
Per Share Data:
Earnings:
Basic(1)	1.98	1.55	1.29	1.04	0.97	0.73
Diluted(1)	1.92	1.52	1.29	1.03	0.96	0.69
Book value	15.06	11.64	10.31	9.21	8.22	7.70
Tangible book value	10.00	11.08	10.06	9.21	8.22	7.70
Weighted average shares outstanding:
Basic	4,362,638	3,389,610	3,372,969	3,354,145	3,340,624	3,185,014
Diluted	4,496,916	3,456,246	3,376,051	3,368,777	3,390,791	3,352,494
Performance Ratios:
Return on average assets(1)	1.16%	1.03%	1.00%	1.09%	1.27%	1.04%
Return on average equity(1)	14.27%	14.11%	13.05%	12.01%	12.08%	9.41%
Net interest margin(2)(7)	4.40%	4.38%	4.24%	4.78%	5.21%	5.34%
Interest rate spread(3)(7)	4.12%	3.96%	3.48%	3.83%	4.30%	4.31%
Efficiency ratio(4)(7)	64.81%	67.38%	68.38%	64.82%	62.55%	66.17%
Average interest-earning assets to average interest-bearing liabilities	114.70%	116.92%	118.61%	121.00%	125.22%	126.79%
Average loans to average deposits	103.09%	108.30%	107.47%	96.03%	88.29%	83.98%
Asset Quality Ratios:
Nonperforming loans to net loans(5)	0.59%	0.92%	0.82%	0.59%	0.63%	0.33%
Nonperforming assets to total assets(6)	0.90%	1.08%	1.22%	0.54%	0.50%	0.52%
Net charge-offs to average total loans	0.30%	0.28%	0.23%	0.25%	0.25%	0.27%
Total allowance for loan losses to total nonperforming loans	224.99%	125.75%	119.57%	158.97%	178.18%	348.41%
Total allowance for loan losses to total loans receivable	1.33%	1.16%	0.98%	0.94%	1.12%	1.16%

	At or For the Year Ended December 31,
	2003	2002	2001	2000	1999	1998
	(Dollars in thousands, except per share amounts)
Capital Ratios:
Average equity to average assets	8.11%	7.27%	7.63%	9.06%	10.52%	11.08%
Average tangible equity to average tangible assets	6.37%	6.96%	7.44%	8.95%	10.52%	11.08%
Leverage ratio	7.85%	8.94%	7.66%	9.39%	10.84%	11.42%
Tier I risk-based capital ratio	8.93%	10.25%	8.02%	8.86%	12.30%	13.34%
Total risk-based capital ratio	10.33%	12.60%	9.00%	9.75%	13.32%	14.42%

(1)	Beginning in 2002, new accounting standards eliminated the amortization of goodwill, which is included in previous years’ net income and returns.
(2)	Net interest income divided by average interest-earning assets.
(3)	Yield on interest-earning assets less cost of interest-bearing liabilities.
(4)	Other expenses divided by net interest income and other income.
(5)	Nonperforming loans include nonaccrual loans and loans past due 90 days or more and still accruing interest.
(6)	Nonperforming assets are nonperforming loans plus other real estate owned.
(7)	Calculated on a fully tax equivalent basis.

Critical Accounting Policies

The accounting principles we follow and our methods of applying these principles conform with accounting principles generally accepted in the United States and with general practices within the banking industry. In connection with the application of those principles, we have made judgments and estimates which, in the case of the determination of our allowance for loan losses (ALL), goodwill and stock-based compensation have been critical to the determination of our financial position and results of operations.

Allowance for Loan Losses (ALL)

Our management assesses the adequacy of the ALL prior to the end of each calendar quarter. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The ALL consists of two portions: (1) an allocated amount representative of specifically identified credit exposure and exposures that are readily predictable by historical or comparative experience; and, (2) an unallocated amount representative of inherent loss that is not readily identifiable. Even though the ALL is composed of two components, the entire ALL is available to absorb any credit losses.

We establish the allocated amount separately for three tiers:

•	substandard loans with specific allocations based on collateral exposure,

•	loans based on five different credit ratings (watch list, other assets specifically mentioned, substandard, doubtful and loss) with allocations based on historical losses per rating category, and

•	the rest of the loan portfolio with allocations based on historical losses in the total portfolio.

We base the allocation for unique loans primarily on risk rating grades assigned to each of these loans as a result of our loan management and review processes. We then assign each risk-rating grade a loss ratio, which is determined based on the experience of management, discussions with banking regulators and our independent loan review process.

The unallocated amount is particularly subjective and does not lend itself to exact mathematical calculation. The unallocated amount represents estimated inherent credit losses which may exist, but have not yet been identified, as of the balance sheet date. In estimating the unallocated amount, we apply two stress factors. The first stress factor consists of economic factors including such matters as changes in the local or national economy, the depth or experience in the lending staff, any concentrations of credit in any particular industry group, and new banking laws or regulations. The second stress factor is based on the credit grade of the loans in our unsecured loan portfolio. After we assess applicable factors, we evaluate the aggregate unallocated amount based on our management’s experience.

We then test the resulting ALL balance by comparing the balance in the ALL with historical trends and peer information. Our management then evaluates the result of the procedures performed, including the result of our testing, and makes a conclusion regarding the appropriateness of the balance of the ALL in its entirety. The directors’ loan committee reviews the assessments prior to the filing of quarterly and annual financial information.

In assessing the adequacy of the ALL, we also rely on an ongoing independent loan review process. We undertake this process both to ascertain whether there are loans in the portfolio whose credit quality has weakened over time and to assist in our overall evaluation of the risk characteristics of the entire loan portfolio. Our loan review process includes the judgment of management, the input of our independent loan reviewer, who is not an employee of ours, and reviews that may have been conducted by bank regulatory agencies as part of their usual examination process.

Stock-Based Compensation

In accordance with SFAS No. 148, “Accounting for Stock-Based Compensation,” management has elected to expense the fair value of stock options. We utilize the Black-Scholes model in determining the fair value of the stock options. The model takes into account certain estimated factors such as the expected life of the stock option and the volatility of the stock. The expected life of the stock option is a function of the vesting period of the grant, the average length of time similar grants have remained outstanding, and the expected volatility of the underlying stock. Volatility is a measure of the amount by which a price has fluctuated or is expected to fluctuate during a period.

Goodwill

Effective January 1, 2002, the Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” was adopted. In accordance with this statement, goodwill and intangible assets deemed to have indefinite lives no longer are amortized but are subject to impairment tests. Other intangible assets, primarily core deposits, will continue to be amortized over their estimated useful lives. In 2002, the required impairment testing of goodwill was performed and no impairment existed as of the valuation date, as the fair value of our net assets exceeded their carrying value. If for any future period we determine that there has been impairment in the carrying value of our goodwill balances, we will record a charge to our earnings, which could have a material adverse effect on our net income.

Results of Operations For The Years Ended December 31, 2003, 2002 and 2001

Our net income was $8.6 million, $5.3 million, and $4.3 million for the years 2003, 2002, and 2001, respectively. Our 2003 earnings were up by 64.2% over net income of 2002, and the 2002 earnings showed a 21.3% increase over net income from 2001. Diluted earnings per share (“EPS”) amounted to $1.92 in 2003, $1.52 in 2002, and $1.29 in 2001. The $1.92 EPS in 2003 was up $0.40 per share over 2002 results for an increase of 26.3%. The $1.52 EPS in 2002 was up $0.23 per share over 2001 results for an increase of 17.8%. Our return on average equity (“ROE”) of 14.27% in 2003 is a 16 basis-point improvement over our 2002 ROE of 14.11% in 2002. The 14.11% ROE in 2002 exhibited a 106 basis-point improvement over a 2001 ROE of 13.05%.

The following tables provide recaps of the dollar and percentage changes we have experienced in our income statements, balances sheets and key ratios in recent years.

RECAP OF CHANGES IN INCOME STATEMENT & KEY RATIOS

(Dollars in thousands, except per share data and number of shares)

	Years Ended December 31,
INCOME STATEMENT:	2003	2002	$ Change 2003 vs 2002	% Change 2003 vs 2002	2001	$ Change 2002 vs 2001	% Change 2002 vs 2001
Interest Income	$42,894	$32,920	$9,974	30.30%	$33,608	$-688	-2.00%
Interest Expense	12,912	12,110	802	6.62%	16,586	-4,476	-27.00%

Net Interest Income	29,982	20,810	9,172	44.07%	17,022	3,788	22.30%
Provision for Loan Losses	2,859	2,603	256	9.83%	1,912	691	36.10%
Other Income	17,303	13,146	4,157	31.62%	11,147	1,999	17.90%
Other Expense	30,841	23,022	7,819	33.96%	19,397	3,625	18.70%

Income Before Tax	13,585	8,331	5,254	63.07%	6,860	1,471	21.40%
Income Taxes	4,938	3,065	1,873	61.11%	2,518	547	21.70%

Net Income	$8,647	$5,266	$3,381	64.20%	$4,342	$924	21.30%

PER SHARE:
Earnings Per Common Share:
Basic	$1.98	$1.55	$0.43	27.74%	$1.29	$0.26	20.16%
Diluted	1.92	1.52	0.40	26.32%	1.29	$0.23	17.83%
Cash Dividends Paid	0.40	0.35	0.05	14.29%	0.31	$0.04	13.00%
Weighted Avg Shares (Basic)	4,362,638	3,389,610	973,028	28.71%	3,372,969	16,641	0.50%
Weighted Avg Shares (Diluted)	4,496,921	3,456,246	1,040,675	30.11%	3,376,051	80,195	2.40%

RATIOS:
Return on Average Assets	1.16%	1.03%	0.13%	12.62%	1.00%	0.03%	3.00%
Return on Average Equity	14.27%	14.11%	0.16%	1.13%	13.05%	1.06%	8.10%
Dividend Payout Ratio	20.20%	22.58%	-2.38%	-10.54%	24.03%	-1.45%	6.03%
Avg Equity to Avg Assets	8.11%	7.27%	0.85%	11.55%	7.63%	-0.36%	-4.72%
Net Interest Margin	4.40%	4.38%	0.02%	0.46%	4.24%	0.14%	3.30%

Net Interest Income

Net interest income (the difference between the interest earned on assets and the interest paid on deposits and liabilities) is the principal source of our earnings. Our average net interest rate margin, on a taxable equivalent basis, was 4.40% in 2003, 4.38% in 2002, and 4.24% in 2001. Net interest income before tax equivalency adjustments in 2003 amounted to $30.0 million, up 44.1% from $20.8 million in 2002. The 2002 net interest income was up 22.3% from $17.0 million posted in 2001.

The following table presents a recap of interest income, adjusted to a tax-equivalent basis, interest expense and the resulting average net interest rate margins for the past three years.

NET INTEREST INCOME

(In Thousands)

	Years Ended December 31
	2003	2002	2001
Interest Income	$42,895	$32,920	$33,609
Taxable Equivalent Adjustment	302	211	198

Interest Income(1)	43,197	33,131	33,807
Interest Expense	12,912	12,110	16,586

Net Interest Income(1)	$30,285	$21,021	$17,221

	Years Ended December 31
	2003	2002	2001
	(As a % of Average Earning Assets)
Interest Income(1)	6.27%	6.91%	8.32%
Interest Expense	1.87%	2.53%	4.08%

Net Interest Rate Margin(1)	4.40%	4.38%	4.24%

(1)	Reflects taxable equivalent adjustments using the statutory federal income tax rate of 34% in adjusting interest on tax-exempt securities to a fully taxable basis.
(2)	Average Earning Assets used in ratios as follows (in thousands): 2003-$689,109; 2002-$479,541; and 2001-$406,405.

2003 compared to 2002:

Net Interest Income. Net interest income on a tax-equivalent basis for the year ended December 31, 2003 increased $9.2 million to $30.2 million from $21.0 million during the year ended December 31, 2002. This increase was attributable to the increase of $10.1 million in interest income during the year ended December 31, 2003 compared to the year ended December 31, 2002. The net interest rate spread increased 16 basis points from 3.96% for the year ended December 31, 2002 to 4.12% for the year ended December 31, 2003, and the net interest rate margin increased 2 basis points from 4.38% to 4.40% during the same period.

The increase in both the net interest rate spread and net interest rate margin reflected an 80 basis-point decline in the average cost of interest-bearing liabilities as a result of a shift in the composition of interest-bearing liabilities. The shift occurred between borrowings, local CDs or wholesale CDs depending on the interest rate at the time of funding needs. Additionally, as a result of the strategy we used to price borrowings, borrowing costs declined during the year ended December 31, 2003 compared to the year ended December 31, 2002 due to the average cost of borrowed funds declining 24 basis points during the period. During the year ended December 31, 2003 compared to the year ended December 31, 2002, the average balance of deposits, including non-interest-bearing checking accounts, increased a total of $189.6 million. Of this increase, $67.5 million was attributable to ongoing deposit marketing promotions to bring in low cost deposits, and $122.1 million was attributable to our acquisition of Security Bank of Jones County.

Excluding the impact of our acquisition of Security Bank of Jones County, net interest income for the year ended December 31, 2003 increased $3.3 million. This increase was attributable to a decline of $1.4 million in interest expense that was offset by an increase of $1.9 million in interest income during the year ended December

31, 2003 compared to the year ended December 31, 2002. The net interest rate spread increased 16 basis points from 3.96% for the year ended December 31, 2002 to 4.12% for the year ended December 31, 2003.

Interest Income. Interest income on a tax-equivalent basis was $43.2 million during the year ended December 31, 2003, an increase of $10.1 million from $33.1 million during the year ended December 31, 2002. Interest income on loans and investment securities increased $9.4 million and $700,000, respectively, during the year ended December 31, 2003 compared to the year ended December 31, 2002.

The increase in interest income on loans during the year ended December 31, 2003 compared to the year ended December 31, 2002 was primarily attributable to an increase in average balance of $174.8 million, of which $86.4 million was attributable to our acquisition of Security Bank of Jones County. Excluding the impact of the additional loans from Security Bank of Jones County, the existing loan portfolio declined 66 basis points in average yield during the year ended December 31, 2003 as compared to the year ended December 31, 2002.

Interest income on investment securities increased $700,000 as a result of an increase of $34.0 million in average balance during the year ended December 31, 2003 compared to the year ended December 31, 2002, which was partially offset by a reduction of 155 basis points in the average yield on these securities during the same period.

Excluding the impact of our acquisition of Security Bank of Jones County, the investment securities decreased $5.8 million in average balance during 2003. This decline was due to our general policy to emphasize growth in loans as its primary interest-earning asset, and de-emphasize its investment portfolios, while loan origination demand is strong. The decline in average balance also reflects maturity and call activity experienced on these securities as a result of the lower interest rate environment during 2003. The decline in average yield reflects the decline in interest rates during 2003, as higher coupon securities were called from the portfolio.

Overall, the yield on interest-earning assets declined 64 basis points from 6.91% during the year ended December 31, 2002 to 6.27% during the year ended December 31, 2003.

Interest Expense. Interest expense increased $0.8 million, to $12.9 million, during the year ended December 31, 2003, from $12.1 million during the year ended December 31, 2002. The increase in interest expense resulted primarily from an increase of $464,000 in interest expense on deposits. The average cost of interest-bearing deposits, the largest component of interest expense, declined by 91 basis points and the average balance increased by $171.7 million, resulting in an increase in interest expense of $464,000 during the year ended December 31, 2003 compared to the year ended December 31, 2002. Excluding the impact of the interest-bearing deposits resulting from our acquisition of Security Bank of Jones County, average balances increased $59.4 million and average yield declined 89 basis points resulting in a decrease of interest expense of $1.8 million for the year ended December 31, 2003 compared to the year ended December 31, 2002. Of the $59.4 million increase in average balances, interest bearing accounts increased $10.8 million, money market accounts increased $11.8 million and savings accounts increased $1.6 million, all as a result of our increased marketing efforts to bring in low cost deposits. Brokered CDs increased $18.2 million, wholesale CDs increased $84.6 million, and traditional CDs decreased $68.5 million, which resulted from our shift to low cost, out of market deposits.

The increase in interest expense also resulted from a $338,000 increase in borrowed funds, which further resulted from increases of $19.0 million in the average balance of borrowed funds during the year ended December 31, 2003 compared to the year ended December 31, 2002. The increase in borrowed funds consists primarily of $18.6 million in subordinated debentures relating to our offering of trust preferred securities.

2002 compared to 2001:

Tax-equivalent net interest income increased by $3.8 million from 2001 to 2002, spurred mainly by strong growth trends in the loan portfolio. The average net interest margin increased by 14 basis points, from 4.24% in

2001 to 4.38% in 2002. In spite of continued gradual decline in the external rate environment, we were able to manage and improve the spread through effective use of external debt and non-core deposits, coupled with renewed marketing efforts to grow local low-cost core deposits. On the asset side of the balance sheet, average yields on our loan portfolio declined significantly by 146 basis points from 8.57% in 2001 to 7.11% in 2002. However, average loan balances for 2002 increased by $69.6 million, or 19.3% over 2001. The primary growth came in real estate construction loans, commercial loans, and balances in mortgage loans held for sale. The acquisition of Fairfield Financial in July 2000 added a strong lending team in production offices in profitable loan markets throughout the State of Georgia. Low interest rates in 2002 gave us another favorable year for mortgage activity and refinancing volumes. Mortgage lending is very cyclical in nature and reliant on mortgage interest rates. Yields on the investment portfolio decreased by 90 basis points from 6.51% to 5.61% through repricings of matured and called bonds. The average balances invested in bonds increased slightly, from $42.7 million in 2001 to $44.3 million in 2002. The overall yield on earning assets on a tax-equivalent basis for 2002 was 6.91%, a decrease of 141 basis points from 8.32% in 2001.

The overall cost of interest-bearing funds averaged 2.95% in 2002, down a substantial 189 basis points from 4.84% in 2001 for the reasons cited above. Average interest rates on all interest-bearing deposits for 2002 were 2.95%, a 199 basis-point drop from 4.94% in 2001. Deposit balances increased on average by $61.7 million, or 18.4% from 2001 to 2002. A portion of this increase came from non-core brokered certificates of deposits, but local core deposit growth was strong as well. A faltering stock market, combined with terrorist attacks in September 2001, encouraged many consumer and business depositors to seek the safety of the banking system. Balances continued to grow in spite of the declining rate environment. Reliance on alternate non-core funding sources became more prevalent in 2002 and 2001 as management sought ways to meet liquidity demands for lending activities. Average balances in various borrowed funds rose from $63.7 million in 2001 to $76.2 million in 2002, an increase of 19.6%. Rates on external borrowings became more attractive, averaging 2.98% in 2002 versus 4.42 in 2001. Additionally, we obtained $18.0 million in trust preferred securities in December 2002, which added liquidity and supplied relatively inexpensive capital to support our growth. The funding mix in 2001 averaged 84.0% from deposits and 16% from borrowed money. The funding mix changed in 2002 to be 83.9% from deposits and 16.1% from external borrowings.

Interest Rates and Interest Differential

The following tables set forth our average balance sheets, interest and yield information on a taxable equivalent basis for the years ended December 31, 2003, 2002, and 2001.

AVERAGE BALANCE SHEETS, INTEREST AND YIELDS

(Tax equivalent basis, in thousands)

	Year Ended December 31, 2003			Year Ended December 31, 2002			Year Ended December 31, 2001
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
ASSETS:
Loans, Net of Unearned Income:(a)(b)
Taxable	$574,706	$38,328	6.67%	$408,627	$29,282	7.17%	$341,995	$29,721	8.69%
Tax Exempt(c)	0	0	0	0	0	0	0	0	0
Loans Held for Sale	29,518	1,611	5.46	20,857	1,261	6.04	17,878	1,134	6.34

Net Loans	604,224	39,939	6.61	429,484	30,543	7.11	359,873	30,855	8.57

Investment Securities:(d)
Taxable	65,001	2,296	3.53	35,605	1,867	5.24	34,869	2,199	6.31
Tax Exempt(c)	13,341	888	6.66	8,703	620	7.13	7,846	582	7.41

Total Investment Securities	78,342	3,184	4.06	44,308	2,487	5.61	42,715	2,781	6.51

Interest Earning Deposits	1,115	10	0.90	630	15	2.39	972	28	2.9
Federal Funds Sold	5,428	64	1.18	5,119	86	1.68	2,845	143	5.05

Total Interest Earning Assets	689,109	43,197	6.27	479,541	33,131	6.91	406,405	33,807	8.32

Non-Earning Assets	57,521			33,847			29,509

Total Assets	$746,630			$513,388			$435,914

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Interest Bearing Demand Deposits	$58,498	$263	0.45%	$37,606	$252	0.67%	$30,338	$383	1.26%
Money Market Accounts	71,802	743	1.03	43,270	676	1.56	35,167	1,085	3.09
Savings Deposits	14,166	88	0.62	8,990	67	0.75	7,207	87	1.21
Time Deposits of $100,000 or More	117,634	2,683	2.28	83,860	3,154	3.76	66,384	4,173	6.29
Other Time Deposits	243,554	6,527	2.68	160,267	5,691	3.55	139,805	8,041	5.75

Total Interest Bearing Deposits	505,654	10,304	2.04	333,993	9,840	2.95	278,901	13,769	4.94

Federal Funds Purchased and Repurchase Agreements Sold	10,272	105	1.02	10,724	161	1.5	10,498	381	3.63
Other Borrowed Money & FHLB	84,290	2,499	2.96	64,434	2,102	3.24	52,270	2,417	4.62
Demand Note U.S. Treasury	553	4	0.72	1,005	7	0.72	972	19	1.93

Total Borrowed Funds	95,115	2,608	2.74	76,163	2,270	2.98	63,740	2,817	4.42

Total Interest Bearing Funding	600,769	12,912	2.15	410,156	12,110	2.95	342,641	16,586	4.84

Non-Int. Bearing Demand Deposits	80,472			62,575			55,960
Other Liabilities	4,808			3,339			4,032
Shareholders’ Equity	60,581			37,318			33,281

Total Liabilities & Shareholders’ Equity	$746,630			$513,388			$435,914

Interest Rate Spread			4.12%			3.96%			3.48%

Net Interest Income		30,285			21,021			17,221

Net Interest Margin			4.40%			4.38%			4.24%

Notes to Table of Average Balance Sheets, Interest and Yields:

(a)	Interest income includes loan fees as follows (in thousands): 2003-$2,586; 2002-$1,506; and 2001-$1,307.
(b)	Average loans are shown net of unearned income. Nonaccrual loans are included.
(c)	Reflects taxable equivalent adjustments using the statutory income tax rate of 34% in adjusting interest on tax exempt investment securities to a fully taxable basis. The taxable equivalent adjustment included above amounts to $302 for 2003; $211 for 2002, and $198 for 2001 (in thousands).
(d)	Investment securities are stated at amortized or accreted cost.

The following table provides a detailed analysis of the changes in interest income and interest expense due to changes in rate and volume for the year 2003 compared to the year 2002 and for the year 2002 compared to the year 2001.

RATE/VOLUME ANALYSIS

(In thousands)	For the Years Ended December 31
	2003 Compared to 2002				2002 Compared to 2001
	Change Due To(a)				Change Due To(a)
	Volume	Rate		Net Change	Volume	Rate		Net Change
INTEREST EARNED ON:
Taxable Loans, Net	$11,908	-$	2,862	$9,046	$5,790	-$	6,229	-$	439
Tax Exempt Loans(b)	0		0	0	0		0		0
Loans Held for Sale	523		-173	350	189		-62		127
Taxable Investment Securities	1,540		-1,111	429	46		-378		-332
Tax exempt Investment Securities(b)	331		-63	268	64		-26		38
Interest Earning Deposits	12		-17	-5	-10		-3		-13
Federal Funds Sold	5		-27	-22	115		-172		-57

Total Interest Income	14,319		-4,253	10,066	6,194		-6,870		-676

INTEREST PAID ON:
Interest Bearing Demand Deposits	140		-129	11	92		-223		-131
Money Market Accounts	445		-378	67	250		-659		-409
Savings Deposits	39		-18	21	22		-42		-20
Time Deposits of $100,000 or More	1,270		-1,741	-471	1,099		-2,118		-1,019
Other Time Deposits	2,957		-2,121	836	1,177		-3,527		-2,350
Federal Funds Purchased and Repurchase Agreements Sold	-7		-49	-56	8		-228		-220
FHLB & Other Borrowings	643		-246	397	562		-877		-315
Demand Note U.S. Treasury	-3		0	-3	1		-13		-12

Total Interest Expense	5,484		-4,682	802	3,211		-7,687		-4,476

Net Interest Income	$8,835		$429	$9,264	$2,983		$817		$3,800

(a)	The change in interest due to both rate and volume has been allocated to the rate component.
(b)	Reflects taxable equivalent adjustments using the statutory federal income tax rate of 34% in adjusting interest on tax exempt investment securities to a fully taxable basis.

Provision for Loan Losses

The general nature of lending results in periodic charge-offs, in spite of our continuous loan review process, credit standards, and internal controls. During 2003 and 2002, we also factored into our provision for loan losses a subjective assessment of the economic downturn’s effect on the cash flow of some of our borrowers. We expensed $2.860 million in 2003, $2.602 million in 2002, and $1.912 million in 2001 for loan loss provisions. The growth in the provision expense for 2003 was due primarily to growth in our outstanding loans (excluding the impact of the Security Bank of Jones County) of $83.9 million and to expense net charge-offs. Amounts of net loans charged off during recent years are reasonable by industry standards. We incurred net charge-offs of $1.82 million during 2003, compared to $1.22 million during 2002 and $816,000 during 2001. Our net charge-offs as a percentage of average loans outstanding have been consistent at 0.30% in 2003, 0.28% in 2002, and 0.23% in 2001. The reserve for loan losses on December 31, 2003 stood at 1.37% of outstanding net loans, up from 1.27% and 1.10% at December 31, 2002 and 2001. Security Bank of Jones County’s reserve at the date of our acquisition in May 2003 was over 1.5% of loans after adjusting for an acquisition related charge-off, which accounted for the increase in the level of reserve for loan losses as a percentage of average loans over the December 31, 2002 level.

Non-interest Income

Non-interest income of $17.3 million in 2003 represented a 31.6% increase, or $4.2 million from $13.1 million recorded in 2002. Excluding the additional income in 2003 from Security Bank of Jones County, non-interest income increased $3.7 million, or 28.2%, over 2002. Mortgage loan fees, which constitute 61.4% of non-interest income continue to be the largest component of non-interest income, generating $10.6 million for 2003, up from $8.6 million collected in 2002, as Fairfield Financial continued to capitalize on the favorable interest rate environment. The second largest component of non-interest income is service charges on deposit accounts, which constituted 29.1% of non-interest income during 2003. During 2003, service charges increased $1.6 million from $3.4 million to $5.0 million. Excluding Security Bank of Jones County, service charges increased $1.2 million to $4.6 million in 2003 from $3.4 million in 2002. Service charges on deposit accounts, which are primarily fees generated from our courtesy overdraft protection product, accounted for $3.01 million, or 60.2%, of all service charges. The courtesy overdraft product completed its second full year in 2003, but its growth was enhanced by the success of the high-performance checking program. Corporate analysis fees are the second largest service charge representing $725,000, or 14.4%, of total service charges.

Non-interest income of $13.1 million in 2002 represented a 17.9% increase, or $2.0 million, from $11.1 million recorded in 2001. Mortgage loan fees were the largest component of non-interest income, generating $8.6 million for 2002, up from $7.4 million collected in 2001, as Fairfield Financial capitalized on the favorable interest rate environment. Service charges on deposit accounts increased 31.3%, from $2.6 million in 2001 to $3.4 million in 2002, primarily due to fees generated from our courtesy overdraft protection from bounced checks and volume increases in service charge paying customers.

Non-interest Expense

Non-interest expense was $30.8 million for the year 2003, up 34.0% from $23.0 million in 2002. This rate of increase is directly related to the 46.5% growth that we experienced in the average balance of interest-bearing funding accounts from 2002 to 2003. Excluding Security Bank of Jones County, non-interest expense was $27.8 million for 2003, up 20.8% from $23.0 million in 2002.

Total salaries and benefits increased by $4.5 million, or 33.4%, in 2003. Of this increase, $500,000 is attributable to the de novo banking office in Brunswick, Georgia; $948,000 is attributable to increased mortgage commissions; and $1.2 million is attributable to the addition of Security Bank of Jones County for the seven-month period following its acquisition. The balance of the increase is due to normal salary and benefit increases resulting from merit increases and new hires. Management anticipates a reduction in revenues from the residential mortgage origination division of Fairfield in 2004 as result of a less favorable refinance market. This reduction in revenues will also result in a decrease in mortgage commissions paid, which is the largest variable expense associated with Fairfield Financial’s origination division. In 2003, costs that vary directly with mortgage production levels were approximately 42% of mortgage revenues. Other residential mortgage lending costs more closely resemble semi-variable costs and may also result in a decline in costs as production volumes and revenues decline. We anticipate a significant decline in mortgage production volumes and revenues. However, we also anticipate a decline in direct variable costs associated with our mortgage origination division, and an increase in revenues from Fairfield Financial’s interim lending division, which we believe will replace a significant portion of the anticipated decline in our mortgage origination revenues.

Occupancy costs of $2.9 million increased by $378,000, or 14.9%, over $2.5 million in 2002. Approximately half of this increase is related to the addition of Security Bank of Jones County. The remaining increase is primarily due to a full year of bank premises expenses in 2003 for new additions to our corporate offices, which were constructed during 2002.

All other operating overhead increased by $2.9 million, or 42.1%. Security Bank of Jones County contributed $1.0 million to the increase over last year with the remainder due to the full year impact of our newly-completed corporate offices, our de novo banking office in Brunswick, Georgia, new core processing system, and an increase in marketing costs associated with our increased efforts to attract low cost deposits.

Non-interest expense increased $3.6 million to $23.0 million, or 18.7%, in 2002 from $19.4 million in 2001. This rate of increase is commensurate with the 17.8% growth that we experienced in the average balance sheet size from 2001 to 2002. We have invested in quality staffing, physical facilities and processing systems as needed to provide foundation support. Total salaries and benefits increased by $1.6 million, or 13.5%. Occupancy costs grew by only 4.8%, or $116,000. All other operating overhead increased by $1.9 million, or 37.8%, due to expenses associated with a rapidly growing balance sheet and our expansion into multiple markets throughout Georgia.

Income Tax Expense

Our consolidated federal and state income tax expense increased to $4.9 million in 2003, up from $3.1 million in 2002 and $2.5 million in 2001. The effective tax rate was 36.4%, 36.8%, and 36.7%, in 2003, 2002, and 2001, respectively. Our effective tax rate has historically been at or just below the maximum corporate federal and state income tax rates due to the relatively small percentage of tax-free investments carried on the balance sheet. See Note 7 to our Consolidated Financial Statements for a detailed analysis of income taxes. Our overall effective tax rate was reduced by the addition of Security Bank of Jones County in 2003, which had a lower effective tax rate.

Quarterly Results of Operations

The following table provides income statement recaps and earnings per share data for each of the four quarters for the years ended December 31, 2003 and 2002.

QUARTERLY RESULTS OF OPERATIONS

	Three Months Ended
	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Total Year
	($ in thousands, except per share data)
For The Year 2003
Interest Income	$12,456	$12,318	$9,788	$8,332	$42,894
Interest Expense	3,360	3,616	3,146	2,790	12,912

Net Interest Income	9,096	8,702	6,642	5,542	29,982
Provision For Loan Losses	730	783	857	489	2,859
Securities Gains (Losses)	0	21	34	0	55
Noninterest Income	4,237	4,401	4,664	3,946	17,248
Noninterest Expense	8,626	8,281	7,390	6,544	30,841

Income Before Income Taxes	3,977	4,060	3,093	2,455	13,585
Provision For Income Taxes	1,436	1,411	1,204	887	4,938

Net Income	$2,541	$2,649	$1,889	$1,568	$8,647

Net Income per Common Share
Basic	0.51	0.53	0.47	0.47	1.98
Diluted	0.49	0.51	0.46	0.46	1.92

	Three Months Ended
	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Total Year
	($ in thousands, except per share data)
For The Year 2002
Interest Income	$8,469	$8,376	$8,100	$7,975	$32,920
Interest Expense	2,957	2,969	3,043	3,141	12,110

Net Interest Income	5,512	5,407	5,057	4,834	20,810
Provision For Loan Losses	1,150	403	510	540	2,603
Securities Gains (Losses)	0	0	0	135	135
Noninterest Income	3,590	3,535	2,891	2,995	13,011
Noninterest Expense	6,486	5,904	5,235	5,397	23,022

Income Before Income Taxes	1,466	2,635	2,203	2,027	8,331
Provision For Income Taxes	555	978	834	698	3,065

Net Income	$911	$1,657	$1,369	$1,329	$5,266

Net Income per Common Share
Basic	0.26	0.49	0.41	0.39	1.55
Diluted	0.25	0.48	0.40	0.39	1.52

Distribution of Assets, Liabilities & Shareholders’ Equity

The following table presents condensed average balance sheets for the periods indicated, and the percentages of each of these categories to total average assets for each period.

AVERAGE BALANCE SHEETS

(Amounts in Thousands)

	Years Ended December 31
	2003	%	2002	%	2001	%
ASSETS:
Cash & Due From Banks	$22,255	2.98%	$16,886	3.30%	$14,581	3.34%
Time Deposits-Other Banks	1,115	0.15%	630	0.10%	972	0.22%
Federal Funds Sold	5,428	0.73%	5,119	1.00%	2,845	0.65%
Taxable Investment Securities	65,001	8.70%	35,605	6.93%	34,869	8.00%
Non-Taxable Inv. Securities	13,341	1.79%	8,703	1.70%	7,846	1.80%
Loans, Net of Interest	574,706	76.97%	408,627	79.60%	341,995	78.46%
Loans Held for Sale	29,518	3.95%	20,857	4.10%	17,878	4.10%
Allowance for Loan Losses	-7,489	-1.00%	-4,681	-0.90%	-3,479	-0.80%
Bank Premises & Equipment	15,432	2.07%	12,659	2.50%	10,049	2.31%
Other Real Estate	2,982	0.40%	2,507	0.50%	1,818	0.42%
Intangible Assets	13,943	1.87%	1,693	0.30%	901	0.21%
Other Assets	10,398	1.39%	4,783	0.90%	5,639	1.29%

TOTAL ASSETS	$746,630	100.00%	$513,388	100.00%	$435,914	100.00%

LIABILITIES & SHAREHOLDERS’ EQUITY:
Deposits:
Non-Interest Bearing	$80,472	10.78%	$62,575	12.19%	$55,960	12.80%
Interest Bearing	505,654	67.73%	333,993	65.05%	278,901	64.00%
Federal Funds Purchased and Repurchase Agreements Sold	10,272	1.38%	10,724	2.09%	10,498	2.40%
FHLB & Other Borrowings	84,290	11.29%	64,434	12.55%	52,270	12.00%
Demand Notes-US Treasury	553	0.07%	1,005	0.20%	972	0.20%
Other Liabilities	4,808	0.64%	3,339	0.65%	4,032	0.93%

Total Liabilities	686,049	91.89%	476,070	92.73%	402,633	92.40%

Common Stock	4,359	0.58%	3,390	0.66%	3,373	0.80%
Surplus	30,494	4.08%	13,196	2.57%	12,967	3.00%
Undivided Profits	25,728	3.45%	20,732	4.04%	16,941	3.90%

Total Shareholders’ Equity	60,581	8.11%	37,318	7.27%	33,281	7.60%

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	$746,630	100.00%	$513,388	100.00%	$435,914	100.00%

As of December 31, 2003, total assets were $911.3 million, an increase of 56.9% over year-end 2002 levels. Our total loans, before deducting the reserve for loan losses, grew by $259.3 million to $697.7 million at year-end, an increase of 59.2% over year-end 2002. This increase was due to strong growth in our construction and land development lending portfolio and our acquisition of Security Bank of Jones County. Excluding Security Bank of Jones County, total assets were $705.3 million, an increase of 21.4% over year-end 2002 levels. Total deposits grew $302.7 million, or 68.5%, to $743.3 million, with balanced growth across both transaction and time deposit categories. On an average basis, total assets grew from $513.4 million in 2002 to $746.6 million in

2003 for an increase of 45.3%. Average gross loans grew from $429.5 million in 2002 to $604.2 million in 2003, an increase of 40.7%. Average deposits grew from $396.6 million in 2002 to $586.1 million in 2003, a 47.8% increase.

As of December 31, 2002, total assets were $581.3 million, an increase of 15.1% over year-end 2001 levels. Our total loans, before deducting the reserve for loan losses, grew by $60.3 million to $438.4 million at year-end, an increase of 15.6% over year-end 2001, driven by strong growth in our construction and land development lending portfolio. Total deposits grew $65.6 million, or 17.5%, to $440.6 million, with balanced growth across both transaction and time deposit categories. On an average basis, total assets grew from $435.9 million in 2001 to $513.4 million in 2002 for an increase of 17.8%. Average gross loans grew from $359.9 million in 2001 to $429.5 million in 2002, an increase of 19.3%. Average deposits grew from $334.9 million in 2001 to $396.6 million in 2002, an 18.4% increase.

Loan Portfolio

Risk Elements—Loan Quality

Nonperforming assets consist of nonaccrual loans, loans restructured due to debtors’ financial difficulties, loans past due 90 days or more as to interest or principal and still accruing, and other real estate owned, which is real estate acquired through foreclosure and repossession. Nonaccrual loans are those loans on which recognition of interest income has been discontinued. Restructured loans generally allow for an extension of the original repayment period or a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower. Although our policy is to place loans, whether secured or unsecured, on nonaccrual status when principal or interest is 90 days or more past due, we typically review substantially all of our loan portfolio, whether secured or unsecured, to determine whether certain loans should be placed on nonaccrual status when principal or interest is 60 days or more past due. If it is known or expected that the collection of all principal or interest is unlikely for a loan, then we may place the applicable loan on nonaccrual status sooner than our policy requires. Any loan past due 90 days or more, if not classified as nonaccrual based on a determination of collectibility, is classified as a past-due loan. Other real estate owned is initially recorded at the lower of cost or estimated market value at the date of acquisition. A provision for estimated losses is recorded when a subsequent decline in value occurs.

Nonperforming assets at December 31, 2003 amounted to approximately $8.2 million, or 0.9% of total assets. This compares to approximately $6.3 million in nonperforming assets, or 1.1% of total assets, at December 31, 2002. Nonperforming assets at December 31, 2001 were approximately $6.1 million, or 1.2% of total assets. We acquired $1.6 million of nonperforming assets from Security Bank of Jones County in May 2003, of which $1.4 million remained at December 31, 2003. Excluding these assets, nonperforming assets increased $500,000, or 8.4%, from December 31, 2002.

The following table sets forth our nonaccrual, restructured and past-due loans, along with other real estate owned at the end of the past five years, and the amount of interest foregone in 2003 on our nonperforming assets.

NONPERFORMING ASSETS

(In thousands)

	December 31,
	2003	2002	2001	2000	1999
Nonperforming loans:
Nonaccrual loans	$4,154	$4,349	$3,133	$1,426	$965
Restructured loans	0	0	0	0	0
Loans 90 days or more past due and still accruing	27	9	295	463	341

Total nonperforming loans	4,181	4,358	3,428	1,889	1,306
Other real estate owned	4,007	1,903	2,705	313	125

Total nonperforming assets	$8,188	$6,261	$6,133	$2,202	$1,431

Nonperforming assets to total loans and other real estate	1.15%	1.31%	1.45%	0.69%	0.69%

Reserve for loan losses to nonperforming loans	224.99%	125.75%	119.57%	158.97%	178.18%

Year ended December 31, 2003:			Nonaccrual	Restructured	Total
Interest at contracted rates(1)			$311	$0	$311
Interest recorded as income			0	0	0

Reduction of interest income during 2003			$311	$0	$311

(1)	Interest income that would have been recorded if the loans had been current in accordance with their original terms.

At December 31, 2003 and December 31, 2002, there were no other loans classified for regulatory purposes as loss or doubtful that are not included in the table above, but there were other loans classified for regulatory purposes as substandard or special mention that are not included in the table above. However, management is aware of no such substandard or special mention loans not included above that (i) represent or result from trends or uncertainties that management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (ii) represent material credits about which management has serious doubts as to the ability of the borrowers to comply with the loan repayment terms. We have no loans in our portfolio to borrowers in foreign countries.

Loan concentrations exist when large amounts of money are loaned to multiple borrowers who would be similarly impacted by economic or other conditions. The loan portfolio is concentrated in various commercial, real estate and consumer loans to individuals and entities located in Middle Georgia and in other Georgia markets where Fairfield Financial operates loan offices. Accordingly, the ultimate collectibility of the loans is largely dependent upon economic conditions in these Georgia markets. Other than geographic concentrations due to our physical location and the loan type concentrations as shown in the above table, we had no other concentrations of loans that exceed 10% of our total loan portfolio as of December 31, 2003.

We have no other interest-bearing assets that would be required to be disclosed as nonperforming assets if they were loans.

Summary of Loan Loss Experience

The following table summarizes loans charged off, recoveries of loans previously charged off and additions to the reserve that have been charged to operating expense for the periods indicated. We have no lease financing or foreign loans.

RESERVE FOR LOAN LOSSES

(In Thousands)

	Years Ended December 31
	2003	2002	2001	2000	1999
Reserve for loan losses at beginning of period	$5,480	$4,099	$3,003	$2,327	$2,070
Security Bank of Jones County Acquisition	2,889	0	0	0	0

Adjusted beginning of period	8,369	4,099	3,003	2,327	2,070

Loans charged off during the period:
Commercial, financial and agricultural	68	881	299	109	131
Real estate-construction	835	0	0	0	0
Real estate-mortgage	699	87	119	0	25
Loans to individuals	654	479	457	576	431

Total loans charged off	2,256	1,447	875	685	587

Recoveries during the period of loans previously charged off:
Commercial, financial and agricultural	136	149	13	2	49
Real estate-construction	3	1	0	0	0
Real estate-mortgage	187	2	0	0	5
Loans to individuals	109	73	46	67	54

Total loans recovered	435	225	59	69	108

Net loans charged off during the period	1,821	1,222	816	616	479

Additions to reserve-provision expense	2,859	2,603	1,912	1,292	736

Reserve for loan losses at end of period	$9,407	$5,480	$4,099	$3,003	$2,327

Reserve for loan losses to period end net loans	1.37%	1.27%	1.10%	0.99%	1.14%

Ratio of net loans charged off during the period to average net loans outstanding during the period	0.30%	0.28%	0.23%	0.25%	0.25%

The reserve for loan losses increased to 1.37% at December 31, 2003 from 1.27% at December 31, 2002. The reasons for the increase in the reserve level were twofold. First, Security Bank of Jones County had a relatively higher reserve level at the time of the acquisition (approximately 1.52% of loans after adjusting for an acquisition-related charge-off). Second, management has recognized that, because the underwriting process for the Acquisition, Development and Construction (“AD&C”) credit is very similar to the process applied to other credit, the loss experience in the AD&C portfolio has begun to mimic our historical loss experience, and has adjusted to the loan loss revenues accordingly.

An allocation of the reserve for loan losses has been made to provide for the possibility of incurred losses within the various loan categories. The allocation is based primarily on our previous charge-off experience adjusted for risk characteristic changes among each category. Additional reserve amounts are allocated by evaluating the loss potential of individual loans that management has considered impaired. The reserve for loan loss allocation is based on subjective judgment and estimates, and therefore is not necessarily indicative of the specific amounts or loan categories in which charge-offs may ultimately occur. The following is a review of the various loan categories (which are based on Call Report classifications) in our loan portfolio and their respective risk elements or factors considered in determining an appropriate amount of allowance for potential loan losses:

•	Real Estate-Construction. Our construction loan portfolio consists of loans for non-agricultural, residential and commercial construction and land development projects. Loans for construction can present a high degree of risk to a lender, depending upon, among other things, whether the builder can sell the home to a buyer, whether the buyer can obtain permanent financing, whether the transaction produces income in the interim and the nature of changing economic conditions. As of December 31, 2003, these loans represented approximately 37.7% of our overall loan portfolio. Additionally, at December 31, 2003, speculative residential construction loans amounted to $19.2 million or approximately 7.2% of our real estate-construction loan portfolio. Based primarily on our historical charge-off experience, we anticipate that our aggregate charge-offs during the next full year of operation for real estate-construction loans will be approximately $842,000.

•	Real Estate-Mortgage. Our residential mortgage loans consists of both residential loans to individuals intended for resale and residential loans to individuals intended to be held in our loan portfolio. We believe the most prominent risks associated with residential mortgage loans are the possible loss of employment by the borrower, changes in interest rates, and unstable or declining real estate markets. Additionally, for loans held for resale, there is a potential risk that the loan may not be purchased or, if purchased, a triggering event, such as non-payment by the borrower or a security interest defect, may give rise to a mandatory repurchase of such mortgage loan. For mortgage loans secured by commercial property, principal risks of repayment include fluctuations in the value of commercial real estate, tenant vacancy rates, the quality of the borrower’s management, environmental issues, or deterioration in employment trends and other adverse economic factors. As of December 31, 2003, real estate-mortgage loans represented approximately 48.3% of our overall loan portfolio. Based primarily on our historical charge-off experience, we anticipate that our aggregate charge-offs during the next full year of operation for real estate-mortgage loans will be approximately $705,000.

•	Commercial, financial and agricultural. This portion of our portfolio consists primarily of commercial and industrial loans for the financing of accounts receivable, inventory, property, plant and equipment. Risks associated with these type of loans include falling commodity prices, poor weather conditions, downturns in the economy, fraud, bankruptcy, deteriorating or non-existing collateral, changes in interest rates, inflation and employment rates, as well as other factors affecting a borrower’s customers, suppliers and employees. As of December 31, 2003, these loans represented approximately 9.0% of our overall loan portfolio. Based primarily on our historical charge-off experience, we anticipate that our aggregate charge-offs during the next full year of operation for commercial, financial and agricultural loans will be approximately $68,000.

•	Loans to individuals. This category consists principally of installment loans to individuals for personal, family and household purposes. These loans entail a high degree of risk due to the typically highly depreciable nature of any underlying collateral and collectibility risks resulting from the borrower’s loss of employment, insolvency or bankruptcy. As of December 31, 2003, these loans represented approximately 5.1% of our overall loan portfolio. Based primarily on our historical charge-off experience, we anticipate that our aggregate charge-offs during the next full year of operation for consumer loans will be approximately $660,000.

The provision for loan losses represents management’s determination of the amount necessary to be transferred to the reserve for loan losses to maintain a level that it considers adequate in relation to the risk of future losses inherent in our loan portfolio, as generally described above for each separate loan category. It is the policy of our subsidiary banks to provide for exposure to losses principally through an ongoing loan review process. This review process is undertaken to ascertain any probable losses that must be charged off and to assess the risk characteristics of individually significant loans and of the portfolio in the aggregate. This review takes into consideration the judgments of the responsible lending officers and the loan committees of our subsidiary banks’ boards of directors, and also those of the regulatory agencies that review the loans as part of their regular examination process. During routine examinations of banks, the primary banking regulators may, from time to time, require additions to our subsidiary banks’ provisions for loan losses and reserves for loan losses if the regulators’ credit evaluations differ from those of management.

In addition to ongoing internal loan reviews and risk assessment, management uses other factors to judge the adequacy of the reserve, including current economic conditions, loan loss experience, regulatory guidelines and current levels of non-performing loans. Management believes that the $9,407,421 balance in the reserve for loan losses at December 31, 2003 and the $5,479,508 balance in the reserve for loan losses at December 31, 2002 were adequate to absorb known risks in the loan portfolio at those dates. No assurance can be given, however, that adverse economic conditions or other circumstances will not result in increased losses in our loan portfolio.

In accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures,” management, taking into account current information and events regarding the borrowers’ ability to repay their obligations, considers a loan to be impaired when the ultimate collectibility of all amounts due, according to the contractual terms of the loan agreement, is in doubt. When a loan becomes impaired, management calculates the impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate. If the loan is collateral dependent, the fair value of the collateral is used to measure the amount of impairment. The amount of impairment and any subsequent changes are recorded, through a charge to earnings, as an adjustment to the loan loss reserve. When management considers a loan, or a portion thereof, as uncollectible, it is charged against the reserve for loan losses.

Investment Portfolio

The investment securities portfolio is another major interest-earning asset and consists of debt and equity securities categorized as either “Available for Sale” or “Held to Maturity.” Given our strong loan demand, the investment portfolio is viewed primarily as a source of liquidity, with yield as a secondary consideration. Because the investment portfolio is primarily for liquidity purposes, the investment portfolio has a relatively short effective duration of 1.8 years on average. The investment portfolio also serves to balance interest rate risk and credit risk related to the loan portfolio.

As of December 31, 2003, our portfolio of bonds and equity investments amounted to $102.9 million, or 11.3% of total assets, compared to $53.9 million, or 9.3% of assets at December 31, 2002. The reason for the increase in the relative size of the investment portfolio was that Security Bank of Jones County had a higher percentage of assets in their investment portfolio than we did at the date of acquisition. The Security Bank of Jones County transaction therefore improved our liquidity levels.

The average tax-equivalent yield on the portfolio was 4.06% for the year 2003 versus 5.61% in 2002 and 6.51% in 2001. The decrease in the average tax-equivalent yield is reflective of the declining market interest rate environment. During 2003, net gains on the sale of securities were $55,483, compared to $135,802 for 2002 and $100,596 for 2001.

At December 31, 2003, the major portfolio components, based on amortized or accreted cost, included 47.1% in bonds of mortgage-backed U.S. government agencies; 31.9% in bonds of other U.S. agency obligations; 16.3% in state, county and municipal bonds; 3.9% in stock of the Federal Home Loan Bank; and 0.81% in U.S. Treasury securities. As of December 31, 2003, the investment portfolio had gross unrealized gains of $1,731,759 and gross unrealized losses of $306,529, for a net unrealized gain of $1,425,230. As of December 31, 2002, the portfolio had a net unrealized gain of $1,449,435. In accordance with SFAS No. 115, shareholders’ equity included net unrealized gains of $886,864 for December 31, 2003 and $887,879 for December 31, 2002 recorded on the Available for Sale portfolio, net of deferred tax effects. No trading account has been established by us and none is anticipated.

The following table summarizes the Available for Sale and Held to Maturity investment securities portfolios as of December 31, 2003, 2002, and 2001. Available for Sale securities are shown at fair value, while Held to Maturity securities are shown at amortized or accreted cost. Unrealized gains and losses on securities Available for Sale are excluded from earnings and are reported, net of deferred taxes, in accumulated other comprehensive income, a component of shareholders equity.

INVESTMENT SECURITIES

(In Thousands)

	December 31,
	2003	2002	2001
Securities Available for Sale
U. S. Treasury	$859	$2,363	$2,360
U. S. Government Agencies
Mortgage-Backed	48,052	19,653	17,118
Other	32,633	6,216	10,157
State, County & Municipal	15,984	7,963	6,389
FHLB Stock	3,936	3,614	3,533

	$101,464	$39,809	$39,557

Securities Held to Maturity
U. S. Treasury	$0	$0	$0
U. S. Government Agencies
Mortgage-Backed	0	0	0
Other	0	12,697	9,708
State, County & Municipal	1,392	1,399	1,778
FHLB Stock	0	0	0

	$1,392	$14,096	$11,486

Total Investment Securities
U. S. Treasury	$859	$2,363	$2,360
U. S. Government Agencies
Mortgage-Backed	48,052	19,653	17,118
Other	32,633	18,913	19,865
State, County & Municipal	17,376	9,362	8,167
FHLB Stock	3,935	3,614	3,533

	$102,855	$53,905	$51,043

The following table illustrates the contractual maturities and weighted average yields of investment securities Available for Sale held at December 31, 2003. Expected maturities will differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without call or prepayment penalties. No prepayment assumptions have been estimated in the table. The weighted average yields are calculated on the basis of the amortized cost and effective yields of each security weighted for the scheduled maturity of each security. The yield on state, county and municipal securities is computed on a tax equivalent basis using a statutory federal income tax rate of 34%. At December 31, 2003, the Company had $1,392,000 carrying value ($1,465,000 of fair value) of State County and Municipal investment securities classified as held to maturity, with an average yield of 7.34% with all securities maturing in the 1-5 year time period.

MATURITIES OF INVESTMENT SECURITIES AND AVERAGE YIELDS

(In Thousands)

	Available for Sale
December 31, 2003	Amortized Cost	Average Yield	Fair Value
U.S. Treasury:
Within 1 Year	$0	0.00%	$0
1 to 5 Years	819	4.88%	859
5 to 10 Years	0	0.00%	0
More Than 10 Years	0	0.00%	0

	$819	4.88%	$859

Mortgage-Backed Government Agencies:
Within 1 Year	$562	4.08%	$570
1 to 5 Years	26,292	3.82%	26,596
5 to 10 Years	17,801	3.36%	17,721
More Than 10 Years	3,111	4.20%	3,165

	$47,766	3.67%	$48,052

Other U.S. Government Agencies
Within 1 Year	$2,500	5.90%	$2,580
1 to 5 Years	15,974	3.99%	16,211
5 to 10 Years	13,939	3.97%	13,842
More Than 10 Years	0	0.00%	0

	$32,413	4.12%	$32,633

State, County and Municipal:
Within 1 Year	$1,504	5.89%	$1,523
1 to 5 Years	3,696	5.23%	3,906
5 to 10 Years	7,864	5.29%	8,339
More Than 10 Years	2,109	5.15%	2,216

	$15,173	5.32%	$15,984

Other Investments (FHLB & Other):
Within 1 Year	$0	0.00%	$0
1 to 5 Years	0	0.00%	0
5 to 10 Years	0	0.00%	0
More Than 10 Years	3,936	4.38%	3,936

	$3,936	4.38%	$3,936

Total Securities:
Within 1 Year	$4,566	5.67%	$4,673
1 to 5 Years	46,781	4.01%	47,572
5 to 10 Years	39,604	3.96%	39,902
More Than 10 Years	9,156	4.50%	9,317

	$100,107	4.11%	$101,464

As of December 31, 2003 and 2002, we had no holdings of securities of a single issuer in which the aggregate book value and aggregate market value of the securities exceeded 10% of shareholders’ equity.

Deposits

Deposits are our primary liability and funding source. Total deposits as of December 31, 2003 were $743.3 million, an increase of 68.7% from $440.6 million at December 31, 2002. Average deposits in 2003 were $586.1 million, an increase of 47.8% from $396.6 million, during 2002. Excluding the deposits acquired in our acquisition of Security Bank of Jones County, deposits increased $91.7 million, or 20.6%, over December 31, 2002. The average cost of deposits, with non-interest checking accounts factored in, was 1.76% during 2003, down from 2.48% during 2002 and 4.11% for 2001. We seek to set competitive deposit rates in our local markets to retain and grow our market share of deposits in our market area as our principal funding source. On an average basis for the year 2003, 13.7% of our deposits were held in non-interest-bearing checking accounts, 24.7% were in lower yielding interest-bearing transaction and savings accounts, and 61.6% were in time certificates with higher yields. Comparable average deposit mix percentages during 2002 were 15.8%, 22.7% and 61.5%, respectively. The decline in the relative percentage of deposits in non-interest-bearing transaction accounts was due to the relatively lower percentage of non-interest-bearing deposits acquired from Security Bank of Jones County. We hold no deposit funds from foreign depositors. See the discussion on page 54 regarding our liquidity for additional details on the management of our deposit base.

To help generate additional local, low-cost consumer core deposits, we continued a comprehensive marketing program during 2003. The program has been, in our view, extremely successful. For the year ended December 31, 2003, we raised an additional $12.1 million in over 5,300 new checking accounts through the efforts of our High Performance Checking campaign. Since this program was instituted in August 2002, we have doubled our checking account base (excluding the accounts acquired from Security Bank of Jones County).

The following table reflects average balances of deposit categories for the years 2003, 2002, and 2001.

AVERAGE DEPOSITS

(In Thousands)

	Years Ended December 31
	2003	%	2002	%	2001	%
Non-Interest Bearing Demand Deposits	$80,472	13.73%	$62,575	15.80%	$55,960	16.70%
Interest Bearing Demand Deposits	58,498	9.98%	37,606	9.50%	30,338	9.00%
Money Market Accounts	71,802	12.25%	43,270	10.90%	35,167	10.50%
Savings Deposits	14,166	2.42%	8,990	2.30%	7,207	2.20%
Time Deposits of $100,000 or More	117,634	20.07%	83,860	21.10%	66,384	19.80%
Other Time Deposits	243,554	41.55%	160,267	40.40%	139,805	41.80%

	$586,126	100.00%	$396,568	100.00%	$334,861	100.00%

The following table outlines the maturities of time deposits of $100,000 or more as of December 31, 2003, 2002, and 2001.

MATURITY DISTRIBUTION OF TIME DEPOSITS OF $100,000 OR MORE

(In Thousands)

	December 31,
	2003	2002	2001
As of the End of Period:
3 Months or Less	$35,484	$20,684	$21,152
Over 3 Months through 6 Months	21,070	18,215	14,585
Over 6 Months through 12 Months	76,193	29,068	35,115
Over 12 Months	32,137	13,214	14,670

	$164,884	$81,181	$85,522

Borrowed Funds

Our interest-bearing borrowed funds at December 31, 2003 totaled $86.0 million outstanding. The major component was $52.6 million in various advances from the Federal Home Loan Bank of Atlanta (“FHLB”) under two separate programs. Our first program is a Blanket Agreement for Advances and Security Agreement with the FHLB, under which our banks have pledged residential first-mortgage loans and investment securities as collateral to secure available lines of credit totaling $85.4 million, $51.1 of which was outstanding as of December 31, 2003. These advances have maturities in varying amounts through March 2011 and interest rates ranging from 1.15% to 4.55%. Our second FHLB program allows for up to $60.0 million in advances to our banks under a warehouse line secured by our loans held for sale. At December 31, 2003, $1.5 million in borrowings under our warehouse line were outstanding at an interest rate of 1.65%. Total outstanding advances from the FHLB averaged $63.4 million during the year 2003, with an average interest cost of 2.48%. Of the $52.6 million in FHLB advances outstanding at December 31, 2003, $16.3 million, or 31.0%, mature during the year 2004. Another $26.3 million, or 50.0%, mature in 2005, and the remaining $10.0 million, or 19.0%, mature after five years. For the year 2002, FHLB advances averaged $56.3 million with an average interest cost of 3.15%. We have used FHLB borrowings more extensively in the past two years to supplement traditional deposit sources and provide additional funding for higher activity levels in mortgage lending. However, usage of the warehouse line dropped substantially in the fourth quarter of 2003 as the level of refinance activity in residential mortgage lending declined.

We have a line of credit with The Bankers Bank in Atlanta, Georgia totaling $17 million. The line is secured with the common stock of Security Bank of Bibb County (and indirectly the stock of Fairfield Financial as its subsidiary) and Security Bank of Houston County as collateral, and carries a floating interest rate of prime minus 100 basis points. We use the line of credit primarily to provide capital injections as necessary to our subsidiary banks. At December 31, 2003, the outstanding balance on the line of credit was $6.5 million and $-0- at December 31, 2002. The maximum aggregate indebtedness on the line during 2003 was $9 million. The average balance of debt under The Bankers Bank line of credit for the year 2003 was $2.4 million at an average rate of 3.72%. At December 31, 2002, there were no borrowings outstanding on this line with The Bankers Bank. For 2002, the average balance was $7.5 million at a cost of 3.73%.

During the fourth quarter of 2002, we formed a Delaware statutory trust subsidiary whose sole purpose was to issue $18.0 million in trust preferred securities (subordinated debentures) through a pool sponsored by FTN Financial Capital Markets. The proceeds from the offering were used to retire holding company debt and to fund our acquisition of Security Bank of Jones County. The average balances of the trust preferred securities were $18.6 million in 2003 at interest rates averaging 4.52% and $600,000 in 2002 at interest rates averaging 4.84%.

Total available credit at December 31, 2003 under all borrowed funds credit facilities was $129.1 million.

The following table outlines our various sources of borrowed funds during the years 2003, 2002 and 2001, the amounts outstanding at year-end, at the maximum point for each component during the three years and on average for each year, and the average interest rate that we paid for each borrowing source. The maximum month-end balance represents the high indebtedness for each component of borrowed funds at any time during each of the calendar years shown.

BORROWED FUNDS

(In Thousands)

For The Year 2003	Dec. 31 Balance	Maximum Month-End Balance	Average Balance	Interest Expense	Average Interest Rate
Federal Home Loan Bank Advances	$52,587	$75,758	$63,368	$1,572	2.48%
Correspondent Bank Line of Credit	6,500	9,000	2,365	88	3.72%
Securities Sold Under Agreements to Repurchase	5,024	5,990	5,200	41	0.79%
Federal Funds Purchased	3,318	20,811	5,072	64	1.26%
Demand Note U.S. Treasury	0	1,046	553	4	0.72%
Subordinated Debentures	18,557	18,557	18,557	839	4.52%

Total Borrowed Funds	$85,986	$131,162	$95,115	$2,608	2.74%

For The Year 2002
Federal Home Loan Bank Advances	$64,500	$71,749	$56,341	$1,776	3.15%
Correspondent Bank Line of Credit	0	9,000	7,464	294	3.94%
Securities Sold Under Agreements to Repurchase	5,521	8,744	6,486	88	1.36%
Federal Funds Purchased	6,458	12,192	4,238	73	1.72%
Demand Note U.S. Treasury	1,274	1,318	1,005	7	0.70%
Subordinated Debentures	18,557	18,557	629	32	4.84%

Total Borrowed Funds	$96,310	$121,560	$76,163	$2,270	2.98%

For The Year 2001
Federal Home Loan Bank Advances	$70,898	$70,898	$48,354	$2,170	4.49%
Correspondent Bank Line of Credit	6,000	6,000	3,866	243	6.29%
Securities Sold Under Agreements to Repurchase	6,681	9,042	6,188	208	3.36%
Federal Funds Purchased	6,562	10,498	4,310	173	4.01%
Demand Note U.S. Treasury	247	1,372	972	19	1.95%
Obligation Under Capital Lease	30	59	50	3	6.00%
Subordinated Debentures	0	0	0	0	0.00%

Total Borrowed Funds	$90,418	$97,869	$63,740	$2,816	4.42%

Capital Resources and Dividends

We place an emphasis on maintaining an adequate capital base to support our activities in a safe manner while at the same time maximizing shareholder returns. We continue to exceed all minimum regulatory capital requirements as shown in the table below. Our equity capital of $75.8 million at December 31, 2003 amounts to 8.3% of total assets, compared to 6.8% at December 31, 2002, and 6.9% at December 31, 2001. On average, the equity capital was 8.1% of assets during 2003, compared to 7.3% for 2002 and 7.6% for 2001. The increase in the capital ratios in 2003 was primarily due to the increase in capital resulting from our acquisition of Security Bank of Jones County.

Since 1999, we have used external debt financing at a correspondent bank as a source for capital infusions to Security Bank of Bibb County. Our lead bank has shown exceptional growth trends due to our Fairfield Financial acquisition in July 2000, coupled with strong core banking growth.

In June 2003, our stock was added to the Russell 2000 Index, recognizing us as one of the largest 3,000 publicly traded companies in the U.S. in terms of market capitalization. Our market capitalization was $158.2 million at December 31, 2003, a 94% increase from December 31, 2002. The increase in market capitalization was primarily due to the issuance of $29.4 million of common stock related to our acquisition of Security Bank of Jones County, as well as an increase of $7.51 per share, or 31.3%, in our common stock price from December 31, 2002 to December 31, 2003.

Principal uses of our capital base in recent years have been:

•	sustaining the capital adequacy of our subsidiaries as they continue to grow at a steady pace;

•	expanding our presence in Middle Georgia with more physical locations and improved delivery systems;

•	expanding into contiguous Houston County through our 1998 acquisition of Security Bank of Houston County and developing a mortgage loan division;

•	acquiring Fairfield Financial to broaden and expand our mortgage services markets with new management talent and more physical locations throughout Georgia;

•	expanding into Jones County through our 2003 acquisition of Security Bank of Jones County;

•	enhancing corporate infrastructure systems to support our multi-bank environment; and

•	opening a de novo branch in Glynn County in 2003.

Potential uses of our capital base could include future acquisitions and de novo branches.

Current regulatory standards require bank holding companies to maintain a minimum risk-based capital ratio of qualifying total capital to risk weighted assets of 8.0%, with at least 4.0% of the capital consisting of Tier I capital, and a Tier I leverage ratio of at least 4.0%. Additionally, the regulatory agencies define a well-capitalized bank as one that has a Tier I leverage ratio of at least 5.0%, a Tier I capital ratio of at least 6.0%, and a total risk-based capital ratio of at least 10%. As of December 31, 2003, we had a Tier I leverage ratio of 7.9%, a Tier I capital ratio of 8.9%, and a total risk-based capital ratio of 10.3%, and were therefore “well-capitalized” according to all regulatory guidelines. Maintaining these capital levels is crucial to our growth strategy, because the Federal Reserve Bank of Atlanta has indicated that it will not approve any future acquisition whereby the resulting combined company is not “well-capitalized” at the holding company level.

The following table demonstrates capital ratio calculations as of December 31, 2003 and 2002.

CAPITAL RATIOS

(In Thousands)			December 31,
As of End of Period:			2003	2002
Tier I Capital:
Total Equity Capital			$75,809	$39,548
Less Net Unrealized Gains (Losses) on Available for Sale Securities			886	888
Qualifying Portion of Trust Preferred Securities			16,636	12,253
Less Disallowed Goodwill and Other Intangible Assets			25,014	1,900

Total Tier I Capital			66,545	49,013

Tier II Capital:
Eligible Portion of Reserve for Loan Losses			8,999	5,479
Qualifying Portion of Trust Preferred Securities			1,364	5,747
Subordinated and Other Qualifying Debt			0	0

Total Tier II Capital			10,363	11,226

Total Risk Based Capital			$76,908	$60,239

	Regulatory Requirement		December 31,
	Minimum	Well Capitalized	2003	2002
Total Risk Based Capital Ratio	8.00%	10.00%	10.33%	12.60%
Tier I Capital Ratio	4.00%	6.00%	8.93%	10.25%
Tier I Capital to Average Assets	4.00%	5.00%	7.85%	8.94%

Cash dividends of $1,847,129, or $0.40 per weighted average common share, were declared and paid during 2003, up from $1,187,668, or $0.35 per share, during 2002 and $1,045,620, or $0.31 per share, in 2001. The ratios of cash dividends paid to net income for these years were 20.2%, 22.6% and 24.1%, respectively. Since the commencement of cash dividend payments in 1992, our board of directors has consistently declared and paid dividends on a quarterly basis.

On June 1, 1996, a 100% stock split was issued and effected in the form of a dividend, and on September 25, 1997, a 25% stock split was issued and effected in the form of a dividend. Per-share data for all earlier periods was retroactively restated to reflect the additional shares resulting from these stock splits.

As of December 31, 2003, $16.6 million of our trust preferred securities was classified as Tier I capital under Federal Reserve Board guidelines. For regulatory purposes, the trust preferred securities represent a minority investment in a consolidated subsidiary, which is currently included in Tier I capital, so long as it does not exceed 25% of total Tier I capital. Under Financial Accounting Standards Board (FASB) Interpretation No. 46 (FIN 46) and Revised Amendment to FIN 46 (FIN 46r), however, the trust subsidiary must be deconsolidated for accounting purposes. As a result, the Federal Reserve Board is reconsidering its treatment of trust preferred securities as Tier I capital and could determine that trust preferred securities will no longer be classified as Tier I capital, or that a smaller percentage of Tier I capital may be composed of trust preferred securities. Although we cannot predict the ultimate resolution of this issue, we believe our capital ratios will remain at an adequate level to allow us to continue to be “well capitalized” under applicable banking regulations.

Liquidity

Primarily through the actions of our subsidiary banks, we engage in liquidity management to ensure adequate cash flow for deposit withdrawals, credit commitments and repayments of borrowed funds. Liquidity needs are met through loan repayments, net interest and fee income, and the sale or maturity of existing assets. In addition, liquidity is continuously provided through the acquisition of new deposits, the renewal of maturing deposits, and external borrowings. Management monitors deposit flow and evaluates alternate pricing structures to retain and grow deposits as needed. To the extent needed to fund loan demand, traditional local deposit funding sources are supplemented by the use of FHLB borrowings, brokered deposits, and other wholesale deposit sources outside our immediate market area, including an Internet-based national CD service. Management has found that most non-relationship oriented retail CDs are interchangeable with wholesale funding sources such as brokered deposits and national market CDs and alternates between these sources depending on the relative cost.

Since we acquired Fairfield Financial in 2000, the high volume and activity of its interim lending activities have required us to have higher levels of sophistication and internal tracking to ensure adequate liquidity across our organization. We have developed more liquidity measurement tools for use on a consolidated basis. We have updated internal policies to monitor the use of various core and non-core funding sources and to balance ready access with risk and cost. Our Asset/Liability Management Committee meets weekly to discuss liquidity-related issues such as loan pipelines, deposit pricing and upcoming deposit maturities, among others. Through various asset/liability management strategies, we maintain a balance among goals of liquidity, safety and earnings potential. Our subsidiary banks monitor internal policies that are consistent with regulatory liquidity guidelines.

The investment portfolio provides a ready means to raise cash if liquidity needs arise. As of December 31, 2003, we held $97.5 million in bonds (excluding FHLB stock) at current market value in our Available for Sale portfolio. We purchase only marketable investment grade bonds. Although a portion of our bond portfolio is encumbered as pledges to secure various public funds deposits, repurchase agreements, and for other purposes, management can restructure and free up investment securities for sale if required to meet liquidity needs. At December 31, 2003, approximately $54.0 million, or 52.3%, of our investment portfolio was pledged to secure deposits, repurchase agreements and for other related purposes.

Management continues to emphasize programs to generate local core deposits as our primary funding source. The stability of our core deposit base is an important factor in our liquidity position. A heavy percentage of the deposit base is comprised of accounts of individuals and small businesses with comprehensive banking relationships and limited volatility.

At December 31, 2003 and 2002, our subsidiary banks had $164.9 million and $81.2 million, respectively, in certificates of deposit of $100,000 or more. These larger deposits represented 22.2% and 18.4% of respective total deposits. Management seeks to monitor and control the use of these larger certificates, which tend to be more volatile in nature, to ensure an adequate supply of funds as needed. Relative interest costs to attract local core relationships are compared to market rates of interest on various external deposit sources to help minimize our overall cost of funds.

Our local market deposit sources proved insufficient to fund the strong loan growth trends of Fairfield Financial over the past three years. Our banks supplemented deposit sources with brokered deposits and Internet-based CDs. As of December 31, 2003 the banks reported $70.5 million, or 9.5% of total deposits, in brokered certificates of deposit attracted by external third parties with a weighted average rate of 1.83%. Additionally, the banks use external wholesale or Internet services to obtain out-of-market certificates of deposits at competitive interest rates when funding is needed. As of December 31, 2003, the banks reported $106.3 million in wholesale CDs, representing 14.3% of total deposits and carrying a weighted average rate of 2.14% at year end.

To plan for contingent sources of funding not satisfied by both local and out-of-market deposit balances, we have established multiple borrowing sources to augment our funds management. At the holding company level, we have an unsecured line of credit, and borrowing capacity also exists through the membership of our subsidiary banks in the Federal Home Loan Bank program. At December 31, 2003, we had, at the holding company level, a $17 million line of credit with The Bankers Bank, with $6.5 million outstanding at year-end.

This line of credit is secured by the common stock of two of our subsidiary banks and indirectly, the stock of Fairfield Financial. Based on the collateral value of assets pledged to the Federal Home Loan Bank at December 31, 2003 under our two programs for advances, our subsidiary banks had total borrowing capacity of up to $93.3 million, of which $52.6 million was drawn and outstanding at year-end. Our subsidiary banks have also established overnight borrowing lines for federal funds purchased through various correspondent banks that collectively amounted to $77.9 million in capacity at December 31, 2003. Only $3.3 million of our federal funds lines were in use at year-end. Management believes that the various funding sources discussed above are adequate to meet our liquidity needs in the future without any material adverse impact on operating results.

Interest Rate Risk Management

We have successfully managed our net interest margin since 2001, despite the pressure on our net interest margin from a low interest rate environment. Our net interest margin was 4.24% in 2001, 4.38% in 2002 and 4.40% in 2003. In 2002 and 2003, we aggressively worked to lower deposit costs to offset lower yields from the loan portfolio. As noted above, we have been successful in generating low cost transaction accounts, as well as selectively alternating between retail CDs, borrowed funds and Internet/brokered CDs to generate the lowest cost funding sources available. We have also been successful in obtaining interest rate floors on loans, which has helped maintain yields on loans despite the falling rate environment. At December 31, 2003, we had approximately $145.8 million of loans with interest rate floors, or approximately 20.6% of our loan portfolio.

To help us manage fluctuations in our net interest income, we use simulation modeling to estimate the impact on net interest income of both the current level of market interest rates and for changes to the current level of market interest rates. We measure the projected changes in market interest rates in terms of rate “shifts” of plus or minus 100, 200 and 300 basis points over the current levels of market interest rates. We assume rate shifts occur ratably over a 12-month measurement horizon. We then use a new set of market interest rates to derive pricing for maturing or repricing assets and liabilities. We base projected pricing for maturing and repricing assets and liabilities upon market interest rates and actual pricing experience over the period immediately preceding the projection period.

Using the current level of market interest rates that existed at December 31, 2003 and using actual pricing experience immediately preceding the projection, our simulation model projects a net interest margin of 4.34% for the twelve month period ending December 31, 2004. This compares to a net interest margin of 4.40% for the year ended December 31, 2003. Assuming a 100 basis point rise in rates over year-end market levels, the net interest margin is projected to be 4.34% for the 12-month horizon. The net interest margin is projected to be 4.41% and 4.47% for a 200 and 300 basis point rise in rates, respectively, over the same measurement period. The net interest margin is projected to be 4.26% and 4.20% for a 100 and 200 basis point fall in rates, respectively. Our interest rate risk profile shows a fairly balanced position for both rising and falling rates. Our balance sheet as of December 31, 2003 was slightly asset-sensitive. Accordingly, given the current point in the interest rate cycle, we are closely monitoring the impact of both the continuation of the current rate environment as well as a rising rate environment.

We also use a cumulative gap analysis model that seeks to measure the repricing differentials, or gap, between rate-sensitive assets and liabilities over various time horizons. The following table reflects the gap positions of our consolidated balance sheet as of December 31, 2003 and 2002 at various repricing intervals. This gap analysis indicates that we had a relatively matched balance sheet over a one-year time horizon at December 31, 2003, with rate-sensitive assets amounting to 81.2% of rate-sensitive liabilities. At December 31, 2002, we exhibited mild liability sensitivity, with rate-sensitive assets equaling 97.7% of rate-sensitive liabilities. The projected deposit repricing volumes reflect adjustments based on management’s assumptions of the expected rate sensitivity to current market rates for core deposits without contractual maturity (i.e., interest-bearing checking, savings and money market accounts). Adjustments are also made for callable investment securities in the bond portfolio to place these bonds in call date categories. Management believes that the current degree of interest rate risk is acceptable in the current interest rate environment.

The following table sets forth information regarding interest rate sensitivity.

INTEREST RATE SENSITIVITY

(In Thousands)	December 31, 2003
Amounts Maturing or Repricing:	0 up to 3 Months	Over 3 up to 12 Months	Over 1 Year up to 5 Years	Over 5 Years
Investment Securities(a)	$1,670	$3,053	$35,704	$61,075
Loans, Net of Unearned Income(b)	247,406	155,405	271,348	30,831
Other Earning Assets	11,019	0	0	0

Interest Sensitive Assets	260,095	158,458	307,052	91,906

Deposits(c)	188,922	270,242	176,604	0
Other Borrowings	22,829	14,800	13,300	16,500
Subordinated Debt	18,557	0	0	0

Interest Sensitive Liabilities	230,308	285,042	189,904	16,500

Interest Sensitivity Gap	$29,787	$-126,584	$117,148	$75,406

Cumulative Interest Sensitivity Gap	$29,787	$-96,797	$20,351	$95,757

Cumulative Interest Sensitivity Gap as a Percentage of Total Interest Sensitive Assets	3.64%	-11.84%	2.49%	11.71%

Cumulative Interest Sensitive Assets as a Percentage of Cumulative Interest Sensitive Liabilities	112.93%	81.22%	102.89%	113.27%

	December 31, 2002
Amounts Maturing or Repricing:	0 up to 3 Months	Over 3 up to 12 Months	Over 1 Year up to 5 Years	Over 5 Years
Investment Securities(a)	$14,632	$1,077	$8,493	$28,357
Loans, Net of Unearned Income(b)	276,720	46,255	134,181	12,897
Other Earning Assets	3,682	0	0	0

Interest Sensitive Assets	295,034	47,332	142,674	41,254

Deposits(c)	110,516	160,694	94,284	0
Other Borrowings	38,003	22,750	7,000	10,000
Subordinated Debt	18,557	0	0	0

Interest Sensitive Liabilities	167,076	183,444	101,284	10,000

Interest Sensitivity Gap	$127,958	$-136,112	$41,390	$31,254

Cumulative Interest Sensitivity Gap	$127,958	$-8,154	$33,236	$64,490

Cumulative Interest Sensitivity Gap as a Percentage of Total Interest Sensitive Assets	24.31%	-1.55%	6.32%	12.25%

Cumulative Interest Sensitive Assets as a Percentage of Cumulative Interest Sensitive Liabilities	176.59%	97.67%	107.36%	113.96%

The following table provides information on the maturity distribution of selected categories of the loan portfolio and certain interest sensitivity data as of December 31, 2003.

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGES IN INTEREST RATES

(In Thousands)

	December 31, 2003
	One Year or Less	Over One Year Through Five Years	Over Five Years	Total
Selected loan categories:
Commercial, financial and agricultural	$41,722	$21,627	$628	$63,977
Real estate-construction	148,893	118,221	87	267,201

Total	$190,615	$139,848	$715	$331,178

Loans shown above due after one year:
Having predetermined interest rates				$46,530
Having floating interest rates				94,033

Total				$140,563

Contractual Obligations

As of December 31, 2003, we are contractually obligated under long-term agreements as follows:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Federal Home Loan Bank Advances	$52,578,505	$16,278,505	$26,300,000	$0	$10,000,000
Correspondent Bank Line of Credit	6,500,000	0	0	0	6,500,000
Subordinated Debentures	18,557,000	0	0	0	18,557,000
Capital Lease Obligations	0	0	0	0	0
Operating Leases	1,095,041	248,854	407,090	352,885	86,212
Purchase Obligations	0	0	0	0	0
Deferred Compensation	764,198	0	0	0	764,198

Total	$79,494,744	$16,527,359	$26,707,090	$352,885	$35,907,410

The Federal Home Loan Bank Advances (FHLB) consists of two separate programs. The first program is a Blanket Agreement for Advances and Security Agreement with the FHLB, under which our subsidiaries have pledged residential first-mortgage loans and investments securities as collateral to secure available lines of credit. The second program allows for advances under a warehouse line secured by our loans held for sale.

Our correspondent bank line of credit is with The Bankers Bank in Atlanta, Georgia. The line is secured with the common stock of Security Bank of Bibb County (and indirectly the stock of Fairfield Financial as its subsidiary) and Security Bank of Houston County and is primarily used to provide capital injections to the subsidiaries.

The $18.6 million of subordinated debentures above relate to our December 2002 offering of trust preferred securities, the proceeds of which were used to retire holding company debt and to fund our acquisition of Security Bank of Jones County.

Other bank facilities are leased under operating leases included in the table above.

Deferred compensation plans are maintained by two of our subsidiary banks. These plans are for specific officers to defer current compensation until termination, retirement, death or an unforeseeable emergency. The contracts were initially funded through the purchase of life insurance policies.

Off-Balance Sheet Arrangements

In the normal course of business, we are a party to financial instruments with off-balance-sheet risk to meet the financing needs of our customers. These financial instruments consist of commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are written conditional commitments issued by a bank to guarantee the performance of a customer to a third party. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. Our exposure to credit loss in the event of non-performance by the other party to the instrument is represented by the contractual notional amount of the instrument.

Because certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We use the same credit policies in making commitments to extend credit as we do for on-balance-sheet instruments. Collateral held for commitments to extend credit varies but may include accounts receivable, inventory, property, plant, equipment, and income-producing commercial properties.

The following table summarizes our off-balance-sheet financial instruments whose contract amounts represented credit risk as of December 31, 2003:

Financial and performance letters of credit	$8.1 million
Unfulfilled loan commitments	$150.8 million

No losses are anticipated as a result of the commitments and we do not feel that they are reasonably likely to have a material effect on our consolidated financial condition.

Inflation

Inflation impacts our financial condition and operating results. However, because most of the assets of the bank subsidiaries are monetary in nature, the effect is less significant compared to other commercial or industrial companies with heavy investments in inventories and fixed assets. Inflation influences the growth of total banking assets, which in turn produces a need for an increased equity capital base to support growing banks. Inflation also influences interest rates and tends to raise the general level of salaries, operating costs and purchased services. Our mortgage division is particularly impacted by swings in the interest rate cycle. We have not attempted to measure the effect of inflation on various types of income and expense due to difficulties in quantifying the impact. Management’s awareness of inflationary effects has led to various operational strategies to cope with its impact. We engage in various asset/liability management strategies to control interest rate sensitivity and minimize exposure to interest rate risk. Prices for banking products and services are continually reviewed in relation to current costs, and overhead cost cutting is an ongoing task.

MANAGEMENT

Ownership Interests of Our Directors and Executive Officers

For each of our directors and executive officers, the following table sets forth the name, city of residence, position held, year first elected or appointed and the number of shares of our common stock he or she beneficially owned as of March 31, 2004.

Name and Address	Position(s) Held	Year First Elected/ Appointed	Shares Beneficially owned(1) and Percent of Class(2)
Edward M. Beckham, II Perry, Georgia	Director	1998	36,500 0.71%

Alford C. Bridges Gray, Georgia	Director	1994	51,200 1.00%

Frank H. Childs, Jr. Macon, Georgia	Director	2003	31,420 0.61%

Thad G. Childs, Jr. Gray, Georgia	Director; CEO of Security Bank of Jones County	2003	100,544 1.96%

Richard A. Collinsworth Macon, Georgia	Executive Vice-President and Chief Operating Officer of Security Bank Corporation; President of Security Bank of Bibb County	1996	25,646 0.50	(6) %

Benjamin W. Griffith, III Macon, Georgia	Director	1994	100,515 1.96%

Robert C. Ham Macon, Georgia	Chairman of the Board	1994	12,500 0.24%

James R. McLemore, Jr. Macon, Georgia	Senior Vice-President and CFO of Security Bank Corporation and Security Bank of Bibb County	2002	527 0.01	(7) %

Ruthie G. McMichael Gray, Georgia	Director	2003	26,286 0.51	(3) %

Robert T. Mullis Macon, Georgia	Director	1994	168,880 3.29	(8) %

Ben G. Porter Juliette, Georgia	Director	1996	69,750 1.36%

John W. Ramsey Macon, Georgia	Director; Chairman and CEO of Fairfield Financial Services, Inc.	2000	138,135 2.69	(9) %

Robert M. Stalnaker Kathleen, Georgia	Director	1998	6,470 0.13	(10) %

H. Cullen Talton, Jr. Bonaire, Georgia	Director	1998	15,931 0.31%

Joe E. Timberlake, III Macon, Georgia	Director	1994	105,482 2.05	(11) %

H. Averett Walker Macon, Georgia	Director; President & CEO of Security Bank Corporation	1996	66,369 1.29	(4) %

Larry C. Walker Perry, Georgia	Director	1998	54,995 1.07	(5) %

Richard W. White Macon, Georgia	Director	1994	41,861 0.82	(12) %

All directors and executive officers as a group (18 persons)			1,053,011 20.51%

(1)	This table is based upon information furnished to us by the persons listed above. Included are shares of our common stock that may be acquired within 60 days of March 31, 2004 upon the exercise of vested stock options. Unless otherwise indicated, the persons listed in the tables have sole voting and investment power with regard to the shares shown as owned by such persons.
(2)	Calculated on a basis of 5,135,292 shares outstanding. There are 16,476 options exercisable within 60 days of March 31, 2004.
(3)	Includes 1,050 shares held by Mrs. McMichael’s husband, Samuel P. McMichael.
(4)	Includes 12,401 shares held in Mr. Walker’s IRA account, and 9,376 shares subject to presently exercisable options.
(5)	Includes 312 shares held by Mr. Walker’s wife, 100 shares held by a broker as custodian for Mr. Walker, 929 shares held in Mr. Walker’s IRA account, and 38,425 shares titled in the name of David G. Walker and Lawrence C. Walker, Jr., Co-Trustees of the Lawrence C. Walker, Sr. Trust, all which Mr. Walker holds beneficial ownership.
(6)	Includes 7,100 shares subject to presently exercisable options.
(7)	Ownership percentage represents less than one-tenth of one percent.
(8)	Includes 97,137 shares held by an affiliated corporation; 7,286 shares held jointly with Michael C. Griffin; and 27,522 shares for which Mr. Mullis holds a power of attorney. Mr. Mullis disclaims beneficial ownership for the shares held jointly with Mr. Griffin and the shares for which he holds a power of attorney.
(9)	Includes 135,635 shares held in the name of GFSE and 2,500 shares held in Mr. Ramsey’s IRA account.
(10)	Includes 870 shares held by Mr. Stalnaker’s wife, Patsy T. Stalnaker.
(11)	Includes 12,413 shares held by Mr. Timberlake as trustee for revocable family trusts; 6,701 shares held by a broker as custodian for Mr. Timberlake; and 400 shares held in a brokerage account in the name of Mr. Timberlake as trustee for a revocable family trust.
(12)	Includes 15,907 shares held jointly with Mr. White’s wife, Anne M. White.

Our directors are made up primarily of residents of various communities in our Middle Georgia market, and all are active in their various local communities. As a result, our directors utilize their diverse backgrounds and their extensive local business relationships to attract clients from all segments of our market area.

The following is a biographical summary of each of our directors and executive officers:

EDWARD M. BECKHAM, II, age 65, is a partner in Beckham Bros. Distribution, a BP Oil distributor that supplies petroleum products to wholesale and retail customers in the Middle Georgia area. He is also a partner in Beckham Bros., which is a real estate and agricultural company. He is Vice-Chairman of our board of directors and has served as a director of the company since August 1998. He has also been a director of Security Bank of Houston County, the Company’s subsidiary bank in Perry and Warner Robins, Georgia since its founding.

ALFORD C. BRIDGES, age 65, is President and Chief Executive Officer of Whiteway Development Corporation d/b/a Appling Brothers, a grading, paving and construction company in Macon, Georgia. Mr. Bridges has served as a director of Security Bank Corporation and Security Bank of Bibb County since the founding of both companies.

FRANK H. CHILDS, JR., age 55, is a partner in the Groover & Childs law firm. Mr. Childs is also the County Attorney for Jones County. He was a director of Bank of Gray from 1980 until our acquisition and has been one of our directors since the effective date of the acquisition.

THAD G. CHILDS, JR., age 57, has served as President and Chief Executive Officer of Security Bank of Jones County since the completion of our acquisition of Security Bank of Jones County in May 2003. He served as President and Chief Executive Officer of Bank of Gray from January 1987 through May 2003. His banking career also includes nine years with Trust Company Bank of Middle Georgia. He has been one of our directors since June 2003, as well as a director of Bank of Gray from 1986 through May 2003.

RICHARD A. COLLINSWORTH, age 54, has served as Executive Vice President of Security Bank Corporation and Security Bank of Bibb County since January 1996. Prior to joining us, he was City Commercial Banking Manager for Bank South in Macon in 1995. His thirty-one year banking background includes positions at NationsBank (now Bank of America) in North Carolina and Texas and at Henderson National Bank in Huntsville, Alabama. His responsibilities have included commercial lending, credit administration, marketing, internal reorganizations and product development.

BENJAMIN W. GRIFFITH, III, age 51, is President and owner of Southern Pine Plantations, Inc., a Macon-based real estate development and timberland company. Mr. Griffith also holds ownership interests in various other timber, mining and real estate investments in the southeast. He has been a director of Security Bank Corporation and Security Bank of Bibb County since the founding of both companies.

ROBERT C. HAM, age 74, has been the Chairman of our the board of directors and Security Bank of Bibb County since the inception of both companies. He is the past President and Chief Executive Officer of Security Bank Corporation and Security Bank of Bibb County. Mr. Ham organized the founding group who chartered Security Bank of Bibb County in 1988. From June 1999 to May 2002, Mr. Ham was employed with Morgan Stanley Dean Witter as a financial advisor.

JAMES R. McLEMORE, JR., age 44, has served as Senior Vice-President and Chief Financial Officer of Security Bank Corporation and Security Bank of Bibb County since December 2002. Mr. McLemore served as Executive Vice-President and Chief Financial Officer of TIB, The Independent Bankers Bank in Dallas, Texas from December 2000 to November 2002. From August 1998 to November 2000, he served as Senior Vice-President and Chief Financial Officer of IBERIABANK Corporation in Lafayette, Louisiana. From September 1998 to August 1999, he served as an accountant with the U.S. Securities and Exchange Commission in Washington, D.C. Mr. McLemore is a Certified Public Accountant (CPA) and a Chartered Financial Analyst (CFA).

RUTHIE G. McMICHAEL, age 51, has been a teacher in Jones County Public Schools for 24 years. Mrs. McMichael is the Media Specialist at Clifton Ridge Middle School. She has been a director of Security Bank Corporation since June 2003 and a director of Security Bank of Jones County since 1999.

ROBERT T. MULLIS, age 61, holds ownership interests in various businesses and in real estate holdings. Mr. Mullis has been a director of Security Bank Corporation and Security Bank of Bibb County since the founding of both companies.

BEN G. PORTER, age 70, is Chairman of Filmworks USA, a company that conducts antiques sales and other events at Lakewood Fairgrounds in Atlanta and Buford, Georgia, and operates Lakewood Antiques Gallery in Sandy Springs, Georgia. He is the retired President of Charter Medical International and Senior Vice President of Charter Medical Corporation and the former owner of Piedmont Communications Corporation. He has been a director of Security Bank Corporation and Security Bank of Bibb County since 1996.

JOHN W. RAMSEY, age 60, is Chairman and CEO of Fairfield Financial Services, Inc., a wholly owned mortgage subsidiary of Security Bank of Bibb County. Prior to joining the Bank, he was CEO of Group Financial Southeast d/b/a Fairfield Financial Associates. Mr. Ramsey is President and owner of Rams Four Ltd., a real estate development company that owns The Pines of Gray. Mr. Ramsey owns Rams Head Ltd., a Subchapter S corporation that owns Group Financial Southeast and various other real estate holdings. He also owns Laurel Island Country Club, Ltd., which has real estate holdings in Kingsland, Georgia. He has been a director of both Security Bank Corporation and Security Bank of Bibb County since July 2000.

ROBERT M. STALNAKER, age 54, is former co-owner and President of Stalnaker Plastics, Inc., a manufacturing company in Warner Robins, Georgia and was the managing partner of Healthquest Technologies, Inc. He has been a director of Security Bank Corporation since August 1998 and a director of Security Bank of Houston County since 1996.

H. CULLEN TALTON, JR., age 71, is the sheriff of Houston County, Georgia and a real estate developer. He has been a director of Security Bank Corporation since August 1998 and a director of Security Bank of Houston County since its founding.

JOE E. TIMBERLAKE, III, age 63, is the retired President of Timberlake Grocery Company in Macon, Georgia. He is also the treasurer of Flintlake, Inc., a managing partner in Timberlands Partnership and Timberlake LLP, and a director of several other private companies. He has been a director of Security Bank Corporation and Security Bank of Bibb County since the founding of both companies.

H. AVERETT WALKER, age 50, has served as President and Chief Executive Officer of Security Bank Corporation and Security Bank of Bibb County since January 1997. He served as President and Chief Operating Officer of both entities from January 1996 through December 1996. His banking career includes over two years with Bank South as Middle Georgia Regional President in Macon and ten years with NationsBank, now Bank of America, including positions as Regional President in Albany/Moultrie and President in LaGrange. He has been a director of Security Bank Corporation and Security Bank of Bibb County since 1996.

LARRY C. WALKER, age 62, has been the Georgia State Representative for the 115th District (Houston County) since 1973. Mr. Walker is an attorney with the firm of Walker, Hulbert, Gray, Byrd & Christy, LLC in Perry, Houston County, Georgia. He has been a director of Security Bank Corporation since August 1998 and a director of Security Bank of Houston County since its founding.

RICHARD W. WHITE, JR., age 50, is President and part owner of White Brothers Warehouse, Inc., a wholesale distributor of auto parts in Macon, Georgia. He has been a director of Security Bank Corporation and Security Bank of Bibb County since the founding of both companies.

DESCRIPTION OF CAPITAL STOCK

In this section, we describe the material features and rights of our common stock. This summary does not purport to be exhaustive and is qualified in its entirety by reference to our articles of incorporation, our bylaws and to applicable Georgia law.

General

Our authorized capital stock consists of 10,000,000 shares of common stock, $1.00 par value per share. As of March 31, 2004, there were 5,135,292 shares of common stock issued and outstanding. In addition, as of March 31, 2004, there were options outstanding under our stock option plans to purchase an aggregate of 189,300 shares of common stock at a weighted average exercise price of $19.07 per share. Our shares of common stock are traded on The Nasdaq National Market under the symbol “SBKC.”

Holders of our common stock are entitled to:

•	one vote for each share of common stock held;

•	receive dividends if and when declared by our board of directors from our unreserved and unrestricted earned surplus or our unreserved and unrestricted net earnings for the current fiscal year (see “Price Range of our Common Stock and Dividends” beginning on page 15); and

•	share ratably in our net assets, legally available to our shareholders in the event of our liquidation, dissolution or winding up, after payment in full of all amounts required to be paid to creditors or provision for such payment.

Holders of our common stock have no preemptive, subscription, redemption, conversion or cumulative voting rights. Additionally, our articles of incorporation do not authorize the issuance of any other class of securities. Our outstanding common stock is fully paid and nonassessable.

Our articles of incorporation and bylaws contain various protective provisions that would have the effect of impeding an attempt to change or remove our board of directors or to gain control of our outstanding shares, as well as provisions that limit liability or provide indemnification for directors and executive officers. These provisions are discussed in more detail below.

•	Under the Georgia Business Corporation Code, a merger (other than a merger of a subsidiary in which the parent owns at least 90% of each class of outstanding stock), a disposition of all or substantially all of a corporation’s property and a share exchange generally must be approved by a majority of the outstanding shares entitled to vote, unless the articles of incorporation or bylaws requires otherwise. Our articles of incorporation require the affirmative vote of the holders of two-thirds of the issued and outstanding shares of common stock to approve a share exchange, merger, consolidation or sale, lease, transfer, exchange, or other disposition (in one transaction or in a series of related transactions) of all or substantially all of the assets of Security Bank Corporation or any of its affiliates to another corporation, person or entity. On January 27, 2004 our board approved an amendment to this provision of our articles of incorporation pursuant to which the board, by a two-thirds vote, may approve a merger or share exchange in which Security Bank Corporation is the surviving entity or the acquiring corporation, provided that (i) the articles of incorporation of the surviving corporation will not differ from the articles of incorporation before the merger or share exchange, (ii) each share of Security Bank Corporation outstanding before the merger or share exchange will be an identical outstanding or reacquired share after the merger or share exchange, and (iii) the number and kind of shares outstanding after the merger or share exchange, plus the number and kind of shares issuable as a result thereof, whether by conversion, exercise of rights or warrants or otherwise, will not exceed the total number and kind of shares authorized by our articles of incorporation before the merger or share exchange. This proposed amendment will be recommended to the shareholders for approval at our next annual meeting in April 2004.

•	Our articles of incorporation provide that, with certain exceptions mandated by the Georgia Business Corporation Code, directors are not liable to us or our shareholders for monetary damages for breach of their fiduciary duty of care.

•	The Georgia Business Corporation Code permits a corporation to indemnify a director if the director seeking indemnification acted in good faith and reasonably believed (i) in the case of conduct in his or her official capacity, that his or her action was in the best interest of the corporation, (ii) in all other cases, that his or her action was not opposed to the best interests of the corporation, and (iii) in the case of any criminal proceedings, that he or she had no reasonable cause to believe his or her conduct was unlawful, provided that indemnification in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. The Georgia Business Corporation Code prohibits indemnification of a director with respect to conduct for which he or she was adjudged liable on the basis that personal benefit was received by him or her. Our bylaws permit indemnification or reimbursement of our directors, officers, trustees, employees and agents, and their heirs, executors and administrators, to the fullest extent permitted by the Georgia Business Corporation Code. Our bylaws require the approval of a court of competent jurisdiction, the majority of the holders of record of our common stock, or the majority of the board of directors (excluding the votes of any directors subject to the proceeding) for the indemnification of any director, officer, trustee, employee or agent in relation to a proceeding that is the subject of a compromise settlement.

•	Our board of directors is divided into three classes, which are designated as Class I, Class II and Class III. The members of each class are elected for a term of three years and until their successors are elected and qualified. These classes are as nearly equal in number as the then total number of directors constituting the entire board of directors shall permit, with the terms of office of all member of one class expiring each year.

•	Our bylaws provide that the entire board of directors or any individual director may be removed from office with or without cause by the affirmative vote of the holders of a majority of the shares entitled to vote at an election of directors, and further provide for the removal of a director from office by the board of directors if that director is adjudicated as incompetent by a court, if he is convicted of a felony, or if he fails to attend regular meetings of the board of directors for three consecutive meetings without having been excused by the board of directors. Pursuant to the Georgia Business Corporation Code, a vacancy occurring in the board of directors for any reason may be filled by either the shareholders of the corporation or the board of directors.

•	Special meetings of shareholders may be called at any time by the chairman of the board, president, or majority vote of the board. Special meetings of shareholders also may be called at the written request of the holders of 25% or more of our outstanding shares of common stock entitled to vote in an election of directors.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has agreed to purchase the respective number of shares of common stock set forth opposite its name below. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares of common stock, but it is not responsible for the commitment of any other underwriter. Sandler O’Neill & Partners, L.P. and Keefe, Bruyette & Woods, Inc. are acting as the representatives of the underwriters.

Name	Number of Shares
Sandler O’Neill & Partners, L.P.	411,600
Keefe, Bruyette & Woods, Inc.	176,400

Total	588,000

The underwriters are committed to purchase and pay for all such shares of common stock, if any are purchased.

We have granted to the underwriters an option, exercisable no later than 30 days from the date of the underwriting agreement, to purchase up to 88,200 additional shares of common stock at the public offering price, less the underwriting discount and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise their option, the underwriters will become obligated, so long as the conditions of the underwriting agreement are satisfied, to purchase such additional shares in proportion to their respective initial purchase amounts. We will be obligated to sell these shares of common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus.

The underwriters propose to offer the common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $1.07 per share. The underwriters may allow and the dealers may reallow a concession not in excess of $0.10 per share on sales to other dealers. After the public offering of the common stock, the underwriters may change the offering price and other selling terms.

The following table shows the per-share and total underwriting discounts and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the over-allotment option to purchase additional common stock.

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Price to public	$30.250	$17,787,000	$20,455,050
Underwriting discounts	1.815	1,067,220	1,227,303
Proceeds to us, before expenses	28.435	16,719,780	19,227,747

The total expenses of the offering, exclusive of the underwriting discounts, are estimated to be approximately $325,000 and are payable by us.

The common stock is being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

Lock-up Agreement. We, and each of our directors and executive officers, have agreed, for a period of 180 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, make any short sale or otherwise dispose of or hedge, directly or indirectly, any common stock or securities convertible into, exchangeable or exercisable for any shares of common stock or warrants or other rights to purchase our common stock or other similar securities without, in each case, the prior written consent of Sandler O’Neill & Partners, L.P. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

Indemnity. We have agreed to indemnify the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make for these liabilities.

Our shares of common stock are traded on The Nasdaq National Market under the symbol “SBKC.”

Stabilization. In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase common stock for the purpose of fixing or maintaining the price so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase common stock through exercise of the over-allotment option. If the underwriters sell more common stock than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making. In connection with this offering, the underwriters and any selling group members who are qualified market makers on The Nasdaq National Market may engage in passive market making transactions in our common stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

The underwriters have provided, and may continue to provide, financial advisory or investment banking services to us.

VALIDITY OF COMMON STOCK

Certain legal matters in connection with the shares of common stock offered hereby will be passed upon for Security Bank Corporation by Powell, Goldstein, Frazer & Murphy LLP, Atlanta, Georgia. Certain legal matters in connection with the offering will be passed upon by Alston & Bird LLP, Atlanta, Georgia, counsel to the underwriters.

EXPERTS

The consolidated financial statements and schedules as of December 31, 2003 and for each of the years in the three-year period ended December 31, 2003 included herein and/or incorporated in this prospectus and registration statement by reference from our Annual Report on Form 10-K for the year ended December 31, 2003, as amended, have been audited by McNair, McLemore, Middlebrooks & Co., LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT SECURITY BANK CORPORATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. Accordingly, we file periodic reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect or copy these materials at the Public Reference Room at the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. For a fee, you may also obtain copies of these materials by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC public reference room. Our filings are also available to the public on the SEC’s website on the Internet at http://www.sec.gov and are also available on our website at http://www.securitybank.net.

We have filed with the SEC a registration statement on Form S-3 (together with all amendments and exhibits thereto, the “Registration Statement”) with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the Registration Statement. For further information about us and the shares of common stock offered by this prospectus, please refer to the Registration Statement and its exhibits and to the documents incorporated by reference into the Registration

Statement. You may obtain a copy of the Registration Statement through the public reference facilities of the SEC described above. You may also access a copy of the Registration Statement by means of the SEC’s website at http://www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference documents that we have filed with the SEC. This means that we can disclose important information to you by referring to those documents, and the information in those documents is considered to be part of this prospectus. Documents that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

1.	Annual Report on Form 10-K (SEC File No. 000-23261) for the fiscal year ended December 31, 2003, as amended by Amendment No. 1 and Amendment No. 2 thereto;

2.	Current Report on Form 8-K filed April 13, 2004;

3.	The description of the common stock set forth in Security Bank Corporation’s Registration Statement on Form 8-A (SEC File No. 000-23261) and any amendment or report filed for the purpose of updating such description; and

4.	All reports and other documents Security Bank Corporation files with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of this offering.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of the information incorporated by reference in the prospectus but not delivered with the prospectus. You may request this information, at no cost, by writing or calling us at:

SECURITY BANK CORPORATION

4219 FORSYTH ROAD

MACON, GEORGIA 31210

(478) 722-6200

ATTENTION: Jim McLemore

MCNAIR, MCLEMORE, MIDDLEBROOKS & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

RALPH S. McLEMORE, SR., CPA (1963-1977)
SIDNEY B. McNAIR, CPA (1954-1992)

SIDNEY E. MIDDLEBROOKS, CPA, PC	RICHARD A. WHITTEN, JR., CPA
RAY C. PEARSON, CPA	ELIZABETH WARE HARDIN, CPA
J. RANDOLPH NICHOLS, CPA	CAROLINE E. GRIFFIN, CPA
WILLIAM H. EPPS, JR., CPA	RONNIE K. GILBERT, CPA
RAYMOND A. PIPPIN, JR., CPA	RON C. DOUTHIT, CPA
JERRY A. WOLFE, CPA	CHESLEY P. CAWTHON, JR., CPA
W. E. BARFIELD, JR., CPA	CHARLES A. FLETCHER, CPA
HOWARD S. HOLLEMAN, CPA	MARJORIE HUCKABEE CARTER, CPA
F. GAY McMICHAEL, CPA	BRYAN A. ISGETT, CPA

January 23, 2004

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders

Security Bank Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Security Bank Corporation and Subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Security Bank Corporation and Subsidiaries as of December 31, 2003 and 2002 and the results of operations and cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

McNAIR, McLEMORE, MIDDLEBROOKS & CO., LLP

389 Mulberry Street      Post Office Box One      Macon, GA 31202

Telephone (478) 746-6277 $ Facsimile (478) 743-6858

www.mmmcpa.com

SECURITY BANK CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31

	2003	2002
ASSETS
Cash and Balances Due from Depository Institutions	$39,407,710	$29,940,273

Interest-Bearing Deposits	531,628	355,402

Federal Funds Sold	10,487,000	3,327,000

Investment Securities
Available for Sale, At Fair Value	97,527,433	36,195,073
Held to Maturity, At Cost (Fair Value of $1,465,397 and $14,200,060 in 2003 and 2002, Respectively)	1,392,111	14,095,897

	98,919,544	50,290,970

Federal Home Loan Bank Stock, at Cost	3,935,300	3,613,700

Loans Held for Sale	11,448,370	35,954,615

Loans	698,453,785	438,866,927
Allowance for Loan Losses	(9,407,421)	(5,479,508)
Unearned Interest and Fees	(771,305)	(421,013)

	688,275,059	432,966,406

Premises and Equipment	17,113,197	13,110,189

Other Real Estate (Net of Allowance of $0 and $713,131 in 2003 and 2002, Respectively)	4,006,321	1,903,135

Goodwill	24,874,747	1,899,774

Core Deposit Intangible (Net Amortization of $99,844 in 2003)	755,965	—

Other Assets	11,514,294	7,958,016

Total Assets	$911,269,135	$581,319,480

The accompanying notes are an integral part of these balance sheets.

SECURITY BANK CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31

	2003	2002
LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest-Bearing	$107,534,029	$75,100,961
Interest-Bearing	635,766,627	365,493,875

	743,300,656	440,594,836

Borrowed Money
Federal Funds Purchased and Securities Sold Under Agreement to Repurchase	8,349,952	11,978,200
Demand Notes to U.S. Treasury	—	1,274,176
Subordinated Debentures	18,557,000	18,557,000
Other Borrowed Money	59,078,505	64,500,406

	85,985,457	96,309,782

Other Liabilities	6,174,294	4,866,639

Stockholders’ Equity
Common Stock, Par Value $1 per Share; Authorized 10,000,000 Shares, Issued 5,033,299 and 3,398,317 Shares as of December 31, 2003 and 2002, Respectively	5,033,299	3,398,317
Paid-In Capital	41,579,766	13,352,595
Retained Earnings	28,709,673	21,909,432
Restricted Stock – Unearned Compensation	(104,037)	—
Accumulated Other Comprehensive Income, Net of Tax	886,864	887,879

	76,105,565	39,548,223
Treasury Stock (8,999 Shares in 2003), at Cost	(296,837)	—

	75,808,728	39,548,223

Total Liabilities and Stockholders’ Equity	$911,269,135	$581,319,480

The accompanying notes are an integral part of these balance sheets.

SECURITY BANK CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31

	2003	2002	2001
Interest Income
Loans, Including Fees	$39,938,820	$30,542,850	$30,854,495
Federal Funds Sold	62,621	86,096	143,714
Deposits with Other Banks	9,767	15,062	28,191
Investment Securities
U. S. Treasury	78,845	120,852	112,134
U. S. Government Agencies	2,032,397	1,550,635	1,893,972
State, County and Municipal	586,218	409,268	383,857
Other Investments	186,020	195,196	192,240

	42,894,688	32,919,959	33,608,603

Interest Expense
Deposits	10,319,415	9,840,396	13,769,985
Federal Funds Purchased	104,731	73,083	172,545
Demand Notes Issued to the U.S. Treasury	3,662	7,190	18,787
Other Borrowed Money	2,484,479	2,189,054	2,625,052

	12,912,287	12,109,723	16,586,369

Net Interest Income	29,982,401	20,810,236	17,022,234
Provision for Loan Losses	2,859,143	2,603,133	1,911,929

Net Interest Income After Provision for Loan Losses	27,123,258	18,207,103	15,110,305

Noninterest Income
Service Charges on Deposits	5,041,611	3,405,889	2,595,303
Other Service Charges, Commissions and Fees	1,524,321	971,273	973,676
Mortgage Banking Income	10,621,882	8,587,702	7,449,023
Securities Gains	55,484	135,802	100,596
Other	59,976	44,628	27,990

	17,303,274	13,145,294	11,146,588

Noninterest Expenses
Salaries and Employee Benefits	18,145,968	13,603,708	11,983,529
Occupancy and Equipment	2,915,892	2,537,718	2,422,449
Loss (Gain) on Sale of Premises and Equipment	852	(4,750)	26,018
Office Supplies and Printing	714,014	537,648	403,226
Telephone	584,302	600,575	555,554
Loss on Foreclosed Property	538,956	615,496	168,044
Other	7,940,731	5,131,189	3,837,941

	30,840,715	23,021,584	19,396,761

Income Before Income Taxes	13,585,817	8,330,813	6,860,132
Income Taxes	4,938,447	3,065,059	2,517,964

Net Income	$8,647,370	$5,265,754	$4,342,168

Basic Earnings Per Share	$1.98	$1.55	$1.29

Diluted Earnings Per Share	$1.92	$1.52	$1.29

The accompanying notes are an integral part of these statements.

SECURITY BANK CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31

	2003	2002	2001
Net Income	$8,647,370	$5,265,754	$4,342,168

Other Comprehensive Income, Net of Tax
Gains on Securities Arising During the Year	35,604	371,829	457,645
Reclassification Adjustment	(36,619)	(89,629)	(47,464)

Unrealized Gains (Losses) on Securities	(1,015)	282,200	410,181

Comprehensive Income	$8,646,355	$5,547,954	$4,752,349

The accompanying notes are an integral part of these statements.

SECURITY BANK CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	Shares	Common Stock	Paid-In Capital	Retained Earnings	Restricted Stock- Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, December 31, 2000	3,372,969	$3,372,969	$12,967,398	$14,534,798		$195,498		$31,070,663

Unrealized Gain on Securities Available for Sale, Net of Tax of $211,305						410,181		410,181
Cash Dividends				(1,045,620)				(1,045,620)
Net Income				4,342,168				4,342,168

Balance, December 31, 2001	3,372,969	3,372,969	12,967,398	17,831,346		605,679		34,777,392

Shares Issued in Connection with Contingent Payments	15,098	15,098	219,824					234,922
Stock Options Exercised	10,250	10,250	120,000					130,250
Stock Based Compensation Awards			45,373					45,373
Unrealized Gain on Securities Available for Sale, Net of Tax of $145,376						282,200		282,200
Cash Dividends				(1,187,668)				(1,187,668)
Net Income				5,265,754				5,265,754

Balance, December 31, 2002	3,398,317	3,398,317	13,352,595	21,909,432	$—	887,879	$—	39,548,223

Shares Issued in Connection with Contingent Payments	32,417	32,417	817,850					850,267
Stock Options Exercised	26,565	26,565	413,619					440,184
Issuance of Restricted Stock	5,000	5,000	125,050		(130,050)			—
Amortization of Unearned Compensation					26,013			26,013
Cashless Exercise of Stock Options							(296,837)	(296,837)
Common Stock Issued in Acquisition	1,571,000	1,571,000	26,870,652					28,441,652
Unrealized Loss on Securities Available for Sale, Net of Tax Benefit of $523						(1,015)		(1,015)
Cash Dividends				(1,847,129)				(1,847,129)
Net Income				8,647,370				8,647,370

Balance, December 31, 2003	5,033,299	$5,033,299	$41,579,766	$28,709,673	$(104,037)	$886,864	$(296,837)	$75,808,728

SECURITY BANK CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

	2003	2002	2001
Cash Flows from Operating Activities
Net Income	$8,647,370	$5,265,754	$4,342,168
Adjustments to Reconcile Net Income to Net Cash Provided from Operating Activities
Expensing of Stock Options	—	45,373	—
Depreciation	1,330,332	1,083,915	962,321
Amortization and Accretion	465,447	470,361	231,172
Provision for Loan Losses	2,859,143	2,603,133	1,911,929
Deferred Income Taxes	179,350	(456,647)	(389,259)
Securities Gains	(55,484)	(135,802)	(100,596)
(Gain) Loss on Sale of Other Real Estate	538,956	200,393	44,023
Unrealized Loss on Other Real Estate	—	415,103	139,058
(Gain) Loss on Sale of Premises and Equipment	852	(4,750)	26,018
Loss on Sale of Loans	70,979	32,135	—
Change In:
Loans Held for Sale	24,506,245	4,809,517	(27,548,917)
Interest Receivable	(315,384)	66,417	562,113
Prepaid Expenses	(41,381)	(262,425)	(83,533)
Interest Payable	(714,296)	(941,126)	213,343
Accrued Expenses and Accounts Payable	336,294	461,257	878,030
Other	1,054,083	(285,394)	111,781

	38,862,506	13,367,214	(18,700,349)

Cash Flows from Investing Activities
Interest-Bearing Deposits with Other Banks	(137,083)	298,370	(317,366)
Cash Received in Business Acquisition, Net	2,279,981	—	—
Purchase of Investment Securities Available for Sale	(36,395,866)	(16,098,920)	(17,367,367)
Purchase of Investment Securities Held to Maturity	(7,998,533)	(12,693,271)	(9,706,318)
Proceeds from Disposition of Investment Securities
Available for Sale	16,384,787	16,228,118	29,119,443
Held to Maturity	48,918,238	10,093,000	210,000
Purchase of Federal Home Loan Bank Stock, Net	461,900	(80,800)	(1,069,200)
Loans to Customers, Net	(123,223,359)	(61,726,910)	(77,184,484)
Purchase of Software	(530,960)	(819,997)	(185,844)
Purchase of Premises and Equipment, Net of Premises and Equipment Received in Business Acquisition	(1,646,928)	(2,704,286)	(3,688,295)
Proceeds from Disposal of Premises and Equipment	2,200	22,944	132,339
Other Real Estate	2,735,718	371,771	378,075
Debt Collections on Other Real Estate	—	325,642	—
Goodwill Resulting from Contingent Payments	(1,160,456)	(816,698)	—
Investment in Statutory Trust	—	(557,000)	—

	(100,310,361)	(68,158,037)	(79,679,017)

Cash Flows from Financing Activities
Interest-Bearing Customer Deposits	73,933,950	61,637,748	57,759,977
Noninterest-Bearing Customer Deposits	16,169,512	3,930,116	5,727,827
Demand Note to the U.S. Treasury	(1,274,176)	1,027,403	(684,872)
Dividends Paid	(1,847,129)	(1,187,668)	(1,045,620)
Federal Funds Purchased	(3,628,248)	(1,265,008)	4,644,980
Proceeds from Federal Home Loan Bank Notes	472,650,000	320,896,509	322,435,000
Repayments on Federal Home Loan Bank Notes	(478,071,901)	(333,294,300)	(299,975,784)
Obligation Under Capital Lease	—	(29,998)	(57,783)
Proceeds from Issuance of Subordinated Debentures	—	18,557,000	—
Issuance of Common Stock	143,284	130,250	—

	78,075,292	70,402,052	88,803,725

Net Increase (Decrease) in Cash and Cash Equivalents	16,627,437	15,611,229	(9,575,641)

Cash and Cash Equivalents, Beginning	33,267,273	17,656,044	27,231,685

Cash and Cash Equivalents, Ending	$49,894,710	$33,267,273	$17,656,044

The accompanying notes are an integral part of these statements.

SECURITY BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Security Bank Corporation (the Company) and its wholly-owned subsidiaries which are: Security Bank of Bibb County (which includes its wholly-owned subsidiary, Fairfield Financial Services, Inc.) located in Macon, Georgia; Security Bank of Houston County located in Perry, Georgia; and Security Bank of Jones County (formerly Bank of Gray) located in Gray, Georgia (the Banks). All significant intercompany accounts have been eliminated. The accounting and reporting policies of Security Bank Corporation and Subsidiaries (SBKC) conform to generally accepted accounting principles and practices utilized in the commercial banking industry.

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans and the valuation of deferred tax assets.

In certain instances, amounts reported in prior years’ consolidated financial statements have been reclassified to conform to statement presentations selected for 2003. Such reclassifications had no effect on previously reported stockholders’ equity or net income.

Description of Business

The Banks provide a full range of retail and commercial banking services for consumers and small to medium size businesses primarily in central Georgia. Lending and investing activities are funded primarily by deposits gathered through its retail branch office network. Lending is concentrated in mortgage, commercial and consumer loans to local borrowers. The Banks have a high concentration of real estate loans; however, these loans are well collateralized and, in management’s opinion, do not pose an unacceptable level of credit risk. In addition, the balance of the loan portfolio is sufficiently diversified to avoid significant concentration of credit risk. Although the Banks have a diversified loan portfolio, a substantial portion of borrowers’ ability to honor their contracts is dependent upon the viability of the real estate economic sector.

The success of SBKC is dependent, to a certain extent, upon the economic conditions in the geographic markets it serves. No assurance can be given that the current economic conditions will continue. Adverse changes in the economic conditions in these geographic markets would likely have a material adverse effect on the Company’s results of operations and financial condition. The operating results of SBKC depend primarily on its net interest income. Accordingly, operations are subject to risks and uncertainties surrounding the exposure to changes in the interest rate environment.

Accounting Policies

The accounting and reporting policies of Security Bank Corporation and its subsidiaries are in accordance with accounting principles generally accepted and conform to general practices within the banking industry. The significant accounting policies followed by SBKC and the methods of applying those policies are summarized hereafter.

Investment Securities

Investment securities are recorded under Statement of Financial Accounting Standards (SFAS) No. 115, whereby the Banks classify their securities as trading, available for sale or held to maturity. Securities that are held

SECURITY BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

principally for resale in the near term are classified as trading. Trading securities are carried at fair value, with realized and unrealized gains and losses included in noninterest income. Securities acquired with both the intent and ability to be held to maturity are classified as held to maturity and reported at amortized cost. All other securities not classified as trading or held to maturity are considered available for sale.

Securities available for sale are reported at estimated fair value. Unrealized gains and losses on securities available for sale are excluded from earnings and are reported, net of deferred taxes, in accumulated other comprehensive income, a component of stockholders’ equity. Gains and losses from sales of securities available for sale are computed using the specific identification method. This caption includes securities, which may be sold to meet liquidity needs arising from unanticipated deposit and loan fluctuations, changes in regulatory capital requirements, or unforeseen changes in market conditions.

Federal Home Loan Bank Stock

Investment in stock of a Federal Home Loan Bank (FHLB) is required for every federally insured institution that utilizes its services. FHLB stock is considered restricted, as defined in SFAS No. 115; accordingly, the provisions of SFAS No. 115 are not applicable to this investment. The FHLB stock is reported in the financial statements at cost. Dividend income is recognized when earned.

Loans Held for Sale

Loans held for sale are reported at the lower of cost or market value on an aggregate loan portfolio basis. Gains or losses realized on the sales of loans are recognized at the time of sale and are determined by the difference between the net sales proceeds and the carrying value of the loans sold. Gains and losses on sales of loans are included in noninterest income.

Loans

Loans that the Company has the ability and intent to hold for the foreseeable future or until maturity are recorded at their principal amount outstanding, net of unearned interest and fees. Interest income on loans is recognized using the effective interest method.

When management believes there is sufficient doubt as to the collectibility of principal or interest on any loan, or generally when loans are 90 days or more past due, the accrual of applicable interest is discontinued and the loan is designated as nonaccrual, unless the loan is well secured and in the process of collection. Interest payments received on nonaccrual loans are either applied against principal or reported as income, according to management’s judgment as to the collectibility of principal. Loans are returned to an accrual status when factors indicating doubtful collectability on a timely basis no longer exist.

Impaired loans are recorded under SFAS No. 114, Accounting by Creditors for Impairment of a Loan and SFAS No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures. Impaired loans are loans for which principal and interest are unlikely to be collected in accordance with the original loan terms and, generally, represent loans delinquent in excess of 90 days which have been placed on nonaccrual status and for which collateral values are less than outstanding principal and interest. Small balance, homogenous loans are excluded from impaired loans.

Allowance for Loan Losses

The allowance method is used in providing for losses on loans. Accordingly, all loan losses decrease the allowance and all recoveries increase it. The provision for loan losses is based on factors which, in management’s judgment, deserve current recognition in estimating possible loan losses. Such factors considered

SECURITY BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

by management include growth and composition of the loan portfolio, economic conditions and the relationship of the allowance for loan losses to outstanding loans.

An allowance for loan losses is maintained for all impaired loans. Provisions are made for impaired loans upon changes in expected future cash flows or estimated net realizable value of collateral. When determination is made that impaired loans are wholly or partially uncollectible, the uncollectible portion is charged off.

Management believes the allowance for possible loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgment about information available to them at the time of their examination.

Premises and Equipment

Premises and equipment are recorded at acquisition cost net of accumulated depreciation.

Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation are as follows:

Description	Life in Years	Method
Banking Premises	39	Straight-Line
Furniture and Equipment	5-25	Straight-Line

Expenditures for major renewals and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. When property and equipment are retired or sold, the cost and accumulated depreciation are removed from the respective accounts and any gain or loss is reflected in other income or expense.

Income Taxes

The provision for income taxes is based upon income for financial statement purposes, adjusted for nontaxable income and nondeductible expenses. Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from the financial statement carrying values of assets and liabilities and their tax bases. The differences relate primarily to depreciable assets (use of different depreciation methods for financial statement and income tax purposes) and allowance for loan losses (use of the allowance method for financial statement purposes and the direct write-off method for tax purposes). In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with the effects included in the income tax provision. The Company and its subsidiaries file a consolidated federal income tax return. Each subsidiary pays its proportional share of federal income taxes to the Company based on its taxable income.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on securities available for

SECURITY BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

sale, represent equity changes from economic events of the period other than transactions with owners and are not reported in the consolidated statements of income but as a separate component of the equity section of the consolidated balance sheets. Such items are considered components of other comprehensive income. SFAS No. 130, Reporting Comprehensive Income, requires the presentation in the financial statements of net income and all items of other comprehensive income as total comprehensive income.

Other Real Estate

Other real estate generally represents real estate acquired through foreclosure and is initially recorded at the lower of cost or estimated market value at the date of acquisition. An allowance for estimated losses is recorded when a subsequent decline in value occurs.

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, noninterest-bearing amounts due from banks and federal funds sold.

Changes in Accounting Principles and Effects of New Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board (FASB) issued FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements of Financial Accounting Standards Nos. 5, 57 and 107 and rescission of FASB Interpretation No. 34). FIN 45 clarifies the requirements of SFAS No. 5, Accounting for Contingencies, relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The initial recognition and initial measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002 and the disclosure requirements are applicable to financial statements for periods ending after December 15, 2002. The initial adoption of FIN 45 did not have an impact on the Company’s financial position or results of operations.

FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46) was issued in January 2003 and was revised in December 2003 as FIN 46R. Both interpretations of Accounting Research Bulletin No. 51, Consolidated Financial Statements, address consolidation by business enterprises of variable interest entities that possess certain characteristics. FIN 46 and FIN 46R require that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. FIN 46 and FIN 46R apply immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. FIN 46 and FIN 46R also apply in the first fiscal year or interim period beginning after December 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. As of December 31, 2003 and 2002, the Company had a variable interest in a securitization trust. This securitization trust is a qualifying special purpose entity which is exempt from the consolidation requirements of FIN 46 and FIN 46R.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effect on reported net income of an

SECURITY BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS No. 148 also amends Accounting Principles Board (APB) Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in the interim financial information. SBKC adopted the disclosure provisions of SFAS No. 148 effective December 31, 2002.

In May 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 does not have a material impact on the Company’s financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The statement requires that an issuer classify financial instruments that are within its scope as a liability. Many of those instruments were classified as equity under previous guidance. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003. Otherwise, it is effective on July 1, 2003. The adoption of SFAS No. 150 does not have a material effect on the Company’s financial position or results of operations.

Segment Reporting

Reportable segments are business units which offer different products and services and require different management and marketing strategies. Management of Security Bank Corporation considers that all banking operations are essentially similar within each of its subsidiaries and that there are no reportable operating segments. However, fee income from mortgage loans originated and sold to investors increased significantly with the July 2000 acquisition of Fairfield Financial Services, Inc. (Fairfield). Consolidated noninterest income for the years ended December 31, 2003 and 2002 includes $11,204,735 and $8,953,861, respectively, of Fairfield fee income. Such income may fluctuate significantly with increases or decreases in mortgage rates.

(2) Cash and Balances Due from Depository Institutions

Components of cash and balances due from depository institutions are as follows as of December 31:

	2003	2002
Cash on Hand and Cash Items	$4,535,839	$5,787,572
Noninterest-Bearing Deposits with Other Banks	34,871,871	24,152,701

	$39,407,710	$29,940,273

As of December 31, 2003, the Banks had required deposits of approximately $2,977,000 with the Federal Reserve.

SECURITY BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3) Investment Securities

Investment securities as of December 31, 2003 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale
U.S. Treasury	$819,143	$39,422	$—	$858,565
U.S. Government Agencies
Mortgage Backed	47,770,045	467,496	(185,137)	48,052,404
Other	32,413,014	341,211	(121,392)	32,632,833
State, County and Municipal	15,173,287	810,344	—	15,983,631

	$96,175,489	$1,658,473	$(306,529)	$97,527,433

Securities Held to Maturity
State, County and Municipal	$1,392,111	$73,286	$—	$1,465,397

The amortized cost and fair value of investment securities as of December 31, 2003, by contractual maturity, are presented hereafter. Expected maturities will differ from contractual maturities because issuers have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities
	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in One Year or Less	$4,003,788	$4,101,126
Due After One Year Through Five Years	20,490,848	20,976,167	$1,392,111	$1,465,397
Due After Five Years Through Ten Years	21,801,670	22,181,720
Due After Ten Years	2,109,138	2,216,016

	48,405,444	49,475,029	1,392,111	1,465,397
Mortgage Backed Securities	47,770,045	48,052,404	—	—

	$96,175,489	$97,527,433	$1,392,111	$1,465,397

SECURITY BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment securities as of December 31, 2002 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale
U.S. Treasury	$2,279,219	$83,504	$—	$2,362,723
U.S. Government Agencies
Mortgage Backed	19,075,517	577,953	(149)	19,653,321
Other	5,806,502	409,402	—	6,215,904
State, County and Municipal	7,688,563	283,636	(9,074)	7,963,125

	$34,849,801	$1,354,495	$(9,223)	$36,195,073

Securities Held to Maturity
U.S. Government Agencies
Other	$12,697,268	$—	$—	$12,697,268
State, County and Municipal	1,398,629	104,163	—	1,502,792

	$14,095,897	$104,163	$—	$14,200,060

Proceeds from sales of investments in debt securities were $0 in 2003, $3,057,898 in 2002, and $6,376,384 in 2001. Gross realized gains on the disposition of investments totaled $84,836, $135,802 and $100,596 in 2003, 2002 and 2001, respectively. Gross realized losses on the disposition of investments totaled $29,352, $0 and $0 in 2003, 2002 and 2001, respectively.

Investment securities having a carrying value approximating $53,963,000 and $44,122,000 as of December 31, 2003 and 2002, respectively, were pledged to secure public deposits and for other purposes.

(4) Loans

The composition of loans as of December 31 are:

	2003	2002
Loans Secured by Real Estate
Construction and Land Development	$267,201,153	$182,947,600
Secured by Farmland (Including Farm Residential and Other Improvements)	3,804,257	3,270,476
Secured by 1-4 Family Residential Properties	107,423,377	55,360,469
Secured by Multifamily (5 or More) Residential Properties	6,036,427	1,149,114
Secured by Nonfarm Nonresidential Properties	213,799,168	132,635,439
Loans to Deposit Institutions	—	20,297
Commercial and Industrial Loans (U.S. Addressees)	62,618,071	42,612,972
Agricultural Loans	1,359,105	1,449,197
Loans to Individuals for Household, Family and Other Personal Expenditures
Credit Cards and Related Plans	734,628	374,960
Other	35,477,599	19,046,403

	$698,453,785	$438,866,927

SECURITY BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loans by interest rate type are:

	2003	2002
Fixed Rate	$401,022,245	$225,527,059
Variable Rate	297,431,540	213,339,868

	$698,453,785	$438,866,927

Nonaccrual loans are loans for which principal and interest are doubtful of collection in accordance with original loan terms and for which accruals of interest have been discontinued due to payment delinquency. Nonaccrual loans totaled $4,153,659 and $4,348,671 as of December 31, 2003 and 2002, respectively, and the total recorded investment in loans past due ninety days or more and still accruing interest totaled approximately $27,000 and $0, respectively. Foregone interest on nonaccrual loans approximated $311,000 in 2003, $379,400 in 2002 and $154,200 in 2001.

Impaired loans included in total loans above as of December 31 are summarized as follows:

	2003	2002
Total Investment in Impaired Loans	$1,171,065	$927,808
Allowance for Impaired Loan Losses	(440,392)	(250,402)

Net Investment	$730,673	$677,406

Average Investment	$1,152,323	$675,971

(5) Allowance for Loan Losses

Transactions in the allowance for loan losses are summarized below for the years ended December 31:

	2003	2002	2001
Balance, Beginning	$5,479,508	$4,098,740	$3,002,536
Provision Charged to Operating Expenses	2,859,143	2,603,133	1,911,929
Loans Charged Off	(2,255,481)	(1,447,079)	(875,440)
Loan Recoveries	435,529	224,714	59,715
Business Combination, Bank of Gray	2,888,722	—	—

Balance, Ending	$9,407,421	$5,479,508	$4,098,740

(6) Derivative Financial Instruments

On July 1, 2003, the Company adopted SFAS No. 149, Amendment of Statements No. 133 on Derivative Instruments and Hedging Activities. This statement requires that all derivatives be recognized as assets or liabilities in the balance sheet and measured at fair value. Loan commitments related to the origination or acquisition of mortgage loans that will be held for sale must be accounted for as derivative instruments.

The Company enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with related fees received from potential borrowers, are to be recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments also considers the difference between current levels of interest rates

SECURITY BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and the committed rates. The Company has not recorded rate lock commitments as derivative assets or liabilities as of December 31, 2003 as the effects did not have a material effect upon the financial statements.

(7) Premises and Equipment

Premises and equipment are comprised of the following as of December 31:

	2003	2002
Land	$4,692,763	$3,286,351
Building	10,404,726	7,168,073
Leasehold Improvements	1,078,288	1,049,643
Furniture, Fixtures and Equipment	8,872,334	7,018,163
Construction in Progress	338,344	278,156

	25,386,455	18,800,386
Accumulated Depreciation	(8,273,258)	(5,690,197)

	$17,113,197	$13,110,189

Depreciation charged to operations totaled $1,330,332 in 2003, $1,083,915 in 2002 and $962,321 in 2001.

Certain bank facilities are leased under various operating leases. Rental expense was $340,000 in 2003, $398,900 in 2002 and $455,933 in 2001.

Future minimum rental commitments under noncancelable leases are:

Year	Amount
2004	$248,854
2005	215,795
2006	191,295
2007	181,030
2008	171,855
Thereafter	86,212

$1,095,041

(8) Income Taxes

The components of income tax expense for the years ended December 31 are as follows:

	2003	2002	2001
Current Federal Expense	$4,092,823	$3,102,923	$2,617,252
Deferred Federal Expense (Benefit)	179,350	(456,647)	(389,258)

	4,272,173	2,646,276	2,227,994
Current State Tax Expense	666,274	418,783	289,970

	$4,938,447	$3,065,059	$2,517,964

SECURITY BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Federal income tax expense of $4,272,173 in 2003, $2,646,276 in 2002 and $2,227,994 in 2001 is less than the income taxes computed by applying the federal statutory rate of 34 percent to income before income taxes. The reasons for the differences are presented hereafter:

	2003	2002	2001
Statutory Federal Income Taxes	$4,619,178	$2,832,476	$2,332,445
Tax-Exempt Interest	(229,330)	(124,833)	(118,511)
Interest Expense Disallowance	11,430	8,171	13,520
Premiums on Officers’ Life Insurance	(7,638)	898	(2,629)
Meal and Entertainment Disallowance	22,733	18,576	12,978
Other	(144,200)	(89,012)	(9,809)

Actual Federal Income Taxes	$4,272,173	$2,646,276	$2,227,994

The components of the net deferred tax asset included in other assets in the accompanying consolidated balance sheets as of December 31 are as follows:

	2003	2002
Deferred Tax Assets
Allowance for Loan Losses	$3,036,613	$1,674,691
Georgia Occupation and License Tax Credits	53,581	53,581
Other Real Estate Owned	1,649	242,465
Deferred Compensation	259,827	52,277
Other	15,427	—
Valuation Allowance for Deferred Tax Assets	(23,286)	(23,286)

	3,343,811	1,999,728

Deferred Tax Liabilities
Premises and Equipment	(611,697)	(417,294)
Securities Accretion	(112,050)	(58,814)
Other	(257,409)	(41,821)

	(981,156)	(517,929)

	2,362,655	1,481,799
Deferred Tax Liability on Unrealized Securities Gains	(465,080)	(457,393)

Net Deferred Tax Asset	$1,897,575	$1,024,406

(9) Deposits

The aggregate amount of overdrawn deposit accounts reclassified as loan balances totaled $509,430 and $274,635 as of December 31, 2003 and 2002, respectively.

SECURITY BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Components of interest-bearing deposits as of December 31 are as follows:

	2003	2002
Interest-Bearing Demand	$164,313,957	$99,601,540
Savings	16,975,352	9,144,033
Time, $100,000 and Over	164,883,791	81,181,188
Other Time	289,593,527	175,567,114

	$635,766,627	$365,493,875

The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of $100,000, approximated $132,747,000 and $67,967,000 on December 31, 2003 and 2002, respectively.

As of December 31, 2003, the scheduled maturities of certificates of deposit are as follows:

Year	Amount
2004	$356,846,883
2005	76,901,675
2006	12,505,538
2007	5,980,258
2008 and Thereafter	2,242,964

$454,477,318

Brokered deposits are third-party time deposits placed by or through the assistance of a deposit broker. As of December 31, 2003 and 2002, the Company had $70,501,000 and $36,783,000, respectively, in brokered deposits. The brokered deposits, which are included in Time, $100,000 and Over, were issued at a weighted average rate of 1.83 percent and mature at various times through 2004.

(10) Federal Funds Purchased and Securities Sold Under Agreement to Repurchase

Securities sold under agreement to repurchase mature daily. Mortgage backed securities sold under repurchase agreements are held and segregated by the investment safekeeping agent. Investments are identified as subject to the repurchase agreement and may be substituted by the Banks, subject to agreement by the buyer.

Information concerning securities sold under agreements to repurchase is summarized as follows:

	2003	2002
Average Balance During the Year	$5,203,884	$6,486,392
Average Interest Rate During the Year	.81%	1.60%
Maximum Month-End Balance During the Year	$5,990,273	$8,744,472

Mortgage backed securities underlying the agreements as of December 31 are:

	2003	2002
Carrying Value	$4,861,108	$6,058,606
Estimated Fair Value	4,889,111	6,094,301

SECURITY BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(11) Other Borrowed Money

Other borrowed money is comprised of the following as of December 31:

	2003	2002
Advances under the Blanket Agreement for Advances and Security Agreement with the Federal Home Loan Bank (FHLB) have maturities in varying amounts through March 23, 2011 and interest rates ranging from 1.15 percent to 4.55 percent. Residential first mortgage loans and investment securities are pledged as collateral for the FHLB advances. At December 31, 2003, the Company had credit availability totaling $149,820,000. Lending collateral value was $85,414,439, of which $34,322,934 was available.	$51,091,505	$43,250,000

Advances under the Warehouse Line with the FHLB mature January 22, 2004 and have an interest rate of 1.65 percent. Loans held for sale are pledged as collateral for the Warehouse Line. At December 31, 2003, the Company had credit availability totaling $60,000,000, lending collateral value was $7,880,064, of which $6,393,064 was available.	1,487,000	21,250,406

Advances under the line of credit with The Bankers Bank mature March 21, 2015 and have an interest rate of prime minus 100 basis points. All shares of stock owned by the Company in Security Bank of Bibb County, Security Bank of Houston County and Security Bank of Jones County are pledged as collateral on the line of credit. The Company had available line of credit totaling $17,000,000, of which $10,500,000 was available.	6,500,000	—

	$59,078,505	$64,500,406

Maturities of borrowed money for each of the next five years and thereafter are as follows:

Year	Amount
2004	$16,278,505
2005	26,300,000
2006	—
2007	—
2008	—
Thereafter	16,500,000

$59,078,505

(12) Obligation Under Capital Lease

The Banks lease equipment with a lease term through January 30, 2002. The obligation under the capital lease has been recorded in the accompanying consolidated financial statements at the present value of future minimum lease payments, discounted at an interest rate of 5.25 percent. Capitalized cost of $267,917 less accumulated depreciation is included in premises and equipment on the consolidated balance sheets.

(13) Subordinated Debentures (Trust Preferred Securities)

During the fourth quarter of 2002, the Company formed a subsidiary whose sole purpose was to issue $18,000,000 in Trust Preferred Securities through a pool sponsored by FTN Financial Capital Markets. The Trust Preferred Securities have a maturity of 30 years and are redeemable after five years with certain exceptions. At

SECURITY BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003, the floating-rate securities had a 4.39 percent interest rate, which will reset quarterly at the three-month LIBOR rate plus 3.25 percent. The Trust Preferred Securities are recorded as subordinated debentures on the balance sheets, but, subject to certain limitations, qualify as Tier 1 capital for regulatory capital purposes. The proceeds from the offering were used to retire holding company debt and to fund the acquisition of the Bank of Gray (see Note 24).

On December 31, 2003, the Company retroactively implemented FASB Interpretation No. 46R, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, resulting in the deconsolidation of Security Bank Statutory Trust I. The implementation of this interpretation resulted in SBKC’s $557,000 investment in the common equity of the trust being included in the consolidated balance sheets as other assets and the interest income and interest expense received from and paid to the trust, respectively, being included in the consolidated statements of income as interest income and interest expense. The increase to other interest income and interest expense totaled $25,700 for the year ended December 31, 2003.

(14) 401(k) Savings and Profit Sharing Plan

The Company sponsors a 401(k) Savings Incentive and Profit Sharing Plan. Employees become eligible after having completed one year of service and attaining the age of 21. Employer contributions to the plan include a discretionary matching contribution based on the salary reduction elected by the individual employees and a discretionary amount allocated based on compensation received by eligible participants. Expense under the plan was $846,234 in 2003, $647,723 in 2002 and $430,990 in 2001.

Security Bank of Jones County maintained its own 401(k) retirement plan for its employees through December 31, 2003. Employees are eligible to participate after one year of service and attaining the age of 21. Employees may elect to defer up to 10 percent of their total compensation. At the discretion of the board of directors, the Bank may make matching contributions in an amount to be determined by the board. The Bank’s board of directors voted to match 80 percent of the employee’s contributions up to a maximum of 6 percent of total compensation for the year 2003. Contributions for the seven-month period ended December 31, 2003 were $29,847. The employees of the Bank are eligible for the Company’s 401(k) Savings Incentive and Profit Sharing Plan beginning in 2004.

(15) Commitments and Contingencies

In the normal course of business, certain commitments and contingencies are incurred which are not reflected in the consolidated financial statements. The Banks had commitments under standby letters of credit to U.S. addressees approximating $7,970,000 as of December 31, 2003 and $2,120,000 as of December 31, 2002. Unfulfilled loan commitments as of December 31, 2003 and 2002 approximated $150,796,000 and $76,780,000, respectively. No losses are anticipated as a result of commitments and contingencies.

(16) Stock Option Plans

During 1996, the board of directors of Security Bank Corporation adopted the 1996 incentive stock option plan which authorizes 81,250 shares to be granted to certain officers and key employees. In May 1996, the board of directors granted key officers the right to purchase 81,250 shares of common stock at the price of $9.00, as adjusted for stock splits, representing the market value of the stock at the date of the option grant. Option holders may exercise in accordance with a vesting schedule beginning with 20 percent the first year and increasing 20 percent for each year thereafter such that 100 percent of granted options may be exercised by the end of the fifth year. Unexercised options expire at the end of the tenth year.

SECURITY BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 1999, the board of directors of Security Bank Corporation adopted another incentive stock option plan which authorizes 125,000 shares to be granted to certain officers and key employees. Those officers and key employees are granted the right to purchase shares of common stock at a price representing the market value of the stock at the date of the option grant. In May 1999, 73,500 options were granted at the price of $18.50 per share and an additional 10,000 options were granted at $17.94 per share in September 1999. An additional 25,500 options were granted at $13.00 per share in August 2000 under this same plan. The terms of the 1999 incentive stock option plan are essentially the same as the 1996 incentive stock option plan.

During the first quarter of 2002, the board of directors of Security Bank Corporation adopted a performance based incentive stock option plan. Under this plan 105,000 options were granted in May 2002 at $19.51 per share, 7,500 were granted at $22.80 in November 2002, 5,000 options were granted at $23.50 in December 2002, and an additional 3,500 options were granted at $33.00 in August 2003. The nonforfeitable provisions for these options are two-tiered. Options in the first tier are nonforfeitable over three years based on a 12 percent increase in earnings per share over the base year diluted earnings per share of $1.03 each year. If the maximum diluted earnings per share of $1.45 is reached during the three-year period, the nonforfeitable shares are doubled. Under the second tier, additional shares shall become nonforfeitable for two executive officers based on the same requirements except the diluted earnings per share must increase 15 percent a year to a maximum of $1.57 during the three-year period. The first year of nonforfeiture for this plan is based on the Company’s performance for 2001. One-third of the nonforfeitable options vest on each anniversary of the stock option agreements.

A summary of option transactions follows:

Shares Under Incentive Stock Options
Outstanding, December 31, 2002	274,750
Granted	3,500
Canceled	(4,500)
Exercised	(26,565)

Outstanding, December 31, 2003	247,185

Eligible to be Exercised, December 31, 2003	115,291

(17) Interest Income and Expense

Interest income of $607,647, $382,687 and $359,162 from state, county and municipal bonds was exempt from regular income taxes in 2003, 2002 and 2001, respectively.

Interest on deposits includes interest expense on time certificates of $100,000 or more totaling $3,080,749, $3,201,101, and $4,316,110 for the years ended December 31, 2003, 2002 and 2001, respectively.

(18) Supplemental Cash Flow Information

Cash payments for the following were made during the years ended December 31:

	2003	2002	2001
Interest Expense	$13,626,583	$13,050,849	$16,373,025

Income Taxes	$4,636,400	$4,008,615	$2,648,200

SECURITY BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Noncash investing activities for the years ended December 31 are as follows:

	2003	2002	2001
Acquisitions of Real Estate Through Foreclosure	$4,948,635	$526,496	$3,045,964

Acquisition, Net of Cash Acquired
Common Stock Issued	$29,361,990	$—	$—
Cash Received, Less Cash Paid	(2,279,981)	—	—
Liabilities Assumed	214,487,707	—	—

Fair Value of Assets Acquired, Including Goodwill	$241,569,716	$—	$—

Goodwill Resulting from Contingent Payment
Common Stock Issued	$850,267	$234,922	$—
Cash Paid	1,160,456	816,698	—

Total Goodwill	$2,010,723	$1,051,620	$—

SECURITY BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(19) Earnings Per Share

SFAS No. 128 establishes standards for computing and presenting basic and diluted earnings per share. Basic earnings per share is calculated and presented based on income available to common stockholders divided by the weighted average number of shares outstanding during the reporting periods. Diluted earnings per share reflects the potential dilution of restricted stock and stock options. The following presents earnings per share for the years ended December 31, 2003, 2002 and 2001 under the requirements of Statement 128:

	Income Numerator	Common Shares Denominator	EPS
December 31, 2003

Basic EPS
Income Available to Common Stockholders	$8,647,370	4,362,6383	$1.98

Dilutive Effect of Potential Common Stock
Stock Options and Restricted Stock		134,283

Diluted EPS
Income Available to Common Stockholders After Assumed Conversions of Dilutive Securities	$8,647,370	4,496,921	$1.92

December 31, 2002

Basic EPS
Income Available to Common Stockholders	$5,265,754	3,389,610	$1.55

Dilutive Effect of Potential Common Stock
Stock Options		66,636

Diluted EPS
Income Available to Common Stockholders After Assumed Conversions of Dilutive Securities	$5,265,754	3,456,246	$1.52

December 31, 2001

Basic EPS
Income Available to Common Stockholders	$4,342,168	3,372,969	$1.29

Dilutive Effect of Potential Common Stock
Stock Options		3,082

Diluted EPS
Income Available to Common Stockholders After Assumed Conversions of Dilutive Securities	$4,342,168	3,376,051	$1.29

SECURITY BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(19) Earnings Per Share (Continued)

Effective January 1, 2002, the Company adopted the fair value method of recording stock-based compensation contained in SFAS No. 123, Accounting for Stock-Based Compensation, which is considered the preferable accounting method for stock-based employee compensation. Historically the Company had applied the intrinsic value method permitted under SFAS No. 123, as defined in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for stock-based compensation plans. Accordingly, no compensation expense has been recognized for the Company’s stock option plans prior to January 1, 2002. In adopting SFAS 123, the Company is allowed to choose from three alternative transition methods. The Company elected to apply SFAS 123 prospectively to all new awards. Accordingly, stock option expense totaling $45,373 as of December 31, 2002 was recorded to Salaries and Employee Benefits. Stock-based compensation awards granted in previous years will continue to be accounted for under Opinion 25. If compensation expense for these awards were determined on the basis of SFAS 123, net income and earnings per share would have been reduced as shown in the proforma information presented hereafter.

	2003	2002	2001
Net Income
As Reported	$8,647,370	$5,265,754	$4,342,168

Proforma	$8,592,324	$5,159,856	$4,190,270

Basic Earnings Per Share
As Reported	$1.98	$1.55	$1.29

Proforma	$1.97	$1.52	$1.24

Diluted Earnings Per Share
As Reported	$1.92	$1.52	$1.29

Proforma	$1.91	$1.49	$1.24

Proforma information includes only the effects of incentive stock option awards which were granted in May 1996, May 1999, September 1999 and August 2000.

Proforma information is based on utilization of the Black-Scholes option pricing model to estimate the fair value of the options at the grant date. Significant assumptions used are:

Under Incentive Stock Option Plans Established In

	1999		1996
Year Granted	2000	1999	1996
Expected Annual Dividends (As Percent of Stock Price)	2.12%	1.63%	2.11%
Discount Rate-Bond Equivalent Yield	5.44%	6.48%	6.34%
Expected Life	5 Years	5 Years	5 Years
Expected Cumulative Volatility	29.38%	70.95%	86.58%

SECURITY BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(20) Related Party Transactions

The aggregate balance of direct and indirect loans to directors, executive officers or principal holders of equity securities of the Company was $28,749,881 as of December 31, 2003 and $21,441,430 as of December 31, 2002. All such loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than a normal risk of collectibility. A summary of activity of related party loans is presented hereafter.

	2003	2002
Balance, Beginning	$21,441,430	$21,015,621
New Loans	46,134,941	40,119,012
Repayments	(40,033,928)	(39,693,203)
Business Combination, Bank of Gray	1,207,438	—

Balance, Ending	$28,749,881	$21,441,430

Deposits from related parties held by the Company at December 31, 2003 and 2002 totaled $19,881,000 and $12,000,000, respectively.

Fairfield Financial Services, Inc. originated $2,422,500 in mortgage loans to related parties during 2003. The loans were then sold to a third-party investor before the 2003 year-end.

During 2001, Security Bank of Bibb County purchased land for $736,000 from one director to build the new corporate center. The board of directors unanimously approved the purchase, with the one director involved in the transaction abstaining.

As a result of the purchase of assets of Group Financial Southeast in 2001, Fairfield Financial Services, Inc. leases office space from a director. Payments made under the lease agreements totaled $76,950 and $76,800 as of December 31, 2003 and 2002, respectively.

SECURITY BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(21) Financial Information of Security Bank Corporation (Parent Only)

Security Bank Corporation (the parent company) was formed as a one-bank holding company from Security Bank of Bibb County in September 1994. The parent company’s balance sheets as of December 31, 2003 and 2002 and the related statements of income and comprehensive income and cash flows for the years then ended are as follows:

SECURITY BANK CORPORATION (PARENT ONLY)

BALANCE SHEETS

DECEMBER 31

	2003	2002
ASSETS
Cash	$1,122,293	$8,381,296
Bank Premises and Equipment, Net	153,754	178,345
Investment in Subsidiaries, at Equity	99,776,489	49,316,060
Prepaids	51,888	63,240
Trust Preferred Placement Fee, Net	433,750	448,750
Income Tax Benefit	—	81,705
Other	32,591	19,775

Total Assets	$101,570,765	$58,489,171

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Income Tax Payable	$346,689	$72,568
Interest Payable	—	30,874
Other	358,348	280,506

	705,037	383,948

Other Borrowed Money	6,500,000	—

Subordinated Debt	18,557,000	18,557,000

Stockholders’ Equity
Common Stock, Par Value $1 a Share; Authorized 10,000,000 Shares, Issued and Outstanding 5,033,299 and 3,398,317 Shares as of December 31, 2003 and 2002, Respectively	5,033,299	3,398,317
Paid-In Capital	41,579,766	13,352,595
Retained Earnings	28,709,673	21,909,432
Restricted Stock – Unearned Compensation	(104,037)	—
Accumulated Other Comprehensive Income, Net of Tax	886,864	887,879

	76,105,565	39,548,223
Treasury Stock (8,999 shares in 2003), at Cost	(296,837)	—

	75,808,728	39,548,223

Total Liabilities and Stockholders’ Equity	$101,570,765	$58,489,171

SECURITY BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(21) Financial Information of Security Bank Corporation (Parent Only) (Continued)

SECURITY BANK CORPORATION (PARENT ONLY)

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31

	2003	2002	2001
Income
Dividends from Subsidiaries	$6,355,699	$427,254	$1,287,522
Interest	—	—	44,120

	6,355,699	427,254	1,331,642

Expenses
Salaries and Employee Benefits	944,668	599,991	—
Occupancy and Equipment	34,553	18,894	—
Interest	913,572	310,204	231,277
Other	739,033	538,402	278,602

	2,631,826	1,467,491	509,879

Income (Loss) Before Taxes and Equity in Undistributed Earnings of Subsidiaries	3,723,873	(1,040,237)	821,763
Income Tax Benefit	960,618	529,725	174,360

Income (Loss) Before Equity in Undistributed Earnings of Subsidiaries	4,684,491	(510,512)	996,123
Equity in Undistributed Earnings of Subsidiaries	3,962,879	5,776,266	3,346,045

Net Income	8,647,370	5,265,754	4,342,168

Other Comprehensive Income, Net of Tax
Gains on Securities Arising During the Year	35,604	371,829	457,645
Reclassification Adjustment	(36,619)	(89,629)	(47,464)

Unrealized Gains (Losses) on Securities	(1,015)	282,200	410,181

Comprehensive Income	$8,646,355	$5,547,954	$4,752,349

SECURITY BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(21) Financial Information of Security Bank Corporation (Parent Only) (Continued)

SECURITY BANK CORPORATION (PARENT ONLY)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

	2003	2002	2001
Cash Flows from Operating Activities
Net Income	$8,647,370	$5,265,754	$4,342,168
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities
Deferred Income Taxes	2,282	4,378	—
Depreciation	29,913	16,607	—
Amortization	41,013	—	—
Stock Option Expense	—	45,373	—
Equity in Undistributed Earnings of Subsidiaries	(3,962,879)	(5,776,266)	(3,346,045)
Gain on Sale of Investments	—	—	(28,680)
Increase in Other	399,108	(337,002)	49,175

	5,156,807	(781,156)	1,016,618

Cash Flows from Investing Activities
Investment in Statutory Trust	—	(557,000)	—
Capital Infusion in Subsidiaries	(2,900,000)	(3,000,000)	(4,000,000)
Purchase of Premises and Equipment	(5,322)	(194,952)	—
Payment for Purchase of Bank of Gray	(15,156,910)	—	—
Proceeds from Disposition of Investment Securities	—	—	816,000

	(18,062,232)	(3,751,952)	(3,184,000)

Cash Flows from Financing Activities
Dividends Paid	(1,847,129)	(1,187,668)	(1,045,620)
Issuance of Common Stock	993,551	365,172	—
Note Payable	6,500,000	(5,999,694)	3,999,694
Subordinated Debt	—	18,557,000	—

	5,646,422	11,734,810	2,954,074

Net Increase (Decrease) in Cash	(7,259,003)	7,201,702	786,692
Cash, Beginning	8,381,296	1,179,594	392,902

Cash, Ending	$1,122,293	$8,381,296	$1,179,594

(22) Fair Value of Financial Instruments

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of Security Bank Corporation’s financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash

SECURITY BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination or issuance.

Cash and Short-Term Investments - For cash, due from banks and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Investment Securities Available for Sale - Fair values for investment securities are based on quoted market prices.

Loans - The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

Loans Held for Sale - The fair value for loans held for sale is determined on the basis of open commitments from independent buyers for committed loans.

Deposit Liabilities - The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Standby Letters of Credit - Because standby letters of credit are made using variable rates, the contract value is a reasonable estimate of fair value.

SECURITY BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(22) Fair Value of Financial Instruments (Continued)

The carrying amount and estimated fair values of the Company’s financial instruments as of December 31 are as follows:

	2003		2002
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(in Thousands)
Assets
Cash and Short-Term Investments	$49,895	$49,895	$33,267	$33,267
Interest-Bearing Deposits	532	532	355	355
Investment Securities Available for Sale	97,527	97,527	36,195	36,195
Investment Securities Held to Maturity	1,392	1,465	14,096	14,200
Federal Home Loan Bank Stock	3,935	3,935	3,614	3,614
Loans	698,454	705,950	438,867	447,004
Loans Held for Sale	11,448	11,455	35,955	36,330

Liabilities
Deposits	743,301	745,553	440,595	443,255
Borrowed Money	67,428	68,404	77,753	79,409
Subordinated Debentures	18,557	18,557	18,557	18,557

Unrecognized Financial Instruments
Standby Letters of Credit	—	7,970	—	2,120
Unfulfilled Loan Commitments	—	150,796	—	76,780

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include the mortgage banking operation, brokerage network, deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(23) Regulatory Capital Matters

The amount of dividends payable to the parent company from the subsidiary banks is limited by various banking regulatory agencies. Upon approval by regulatory authorities, the bank may pay cash dividends to the parent company in excess of regulatory limitations.

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective

SECURITY BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

action, the Company must meet specific capital guidelines that involve quantitative measures of the Company’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. The amounts and ratios as defined in regulations are presented hereafter. Management believes, as of December 31, 2003, the Company meets all capital adequacy requirements to which it is subject and is classified as well capitalized under the regulatory framework for prompt corrective action. In the opinion of management, there are no conditions or events since prior notification of capital adequacy from the regulators that have changed the institution’s category.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003 (In Thousands)
Total Capital to Risk-Weighted Assets	$76,908	10.33%	$59,561	8.00%	$74,451	10.00%
Tier I Capital to Risk-Weighted Assets	66,545	8.93	29,807	4.00	44,711	6.00
Tier I Capital to Average Assets	66,545	7.85	33,908	4.00	42,385	5.00
As of December 31, 2002 (In Thousands)
Total Capital to Risk-Weighted Assets	60,239	12.60	38,247	8.00	47,809	10.00
Tier I Capital to Risk-Weighted Assets	49,013	10.25	20,087	4.00	30,131	6.00
Tier I Capital to Average Assets	49,013	8.94	21,930	4.00	27,412	5.00

Capital ratios for each of the Company’s subsidiaries are as follows:

	Security Bank of Bibb County December 31		Security Bank of Houston County December 31		Security Bank of Jones County December 31 2003
	2003	2002	2003	2002
Total Risk Based Capital Ratio	10.46%	10.33%	10.47%	10.93%	13.30%
Tier 1 Capital Ratio	9.26	9.25	9.29	9.77	12.05
Tier 1 Capital to Average Assets	8.93	7.91	8.35	7.78	8.28

(24) Business Combinations

On July 31, 2000, Security Bank of Bibb County purchased the assets of Group Financial Southeast (dba Fairfield Financial) in a business combination accounted for as a purchase. The assets were placed in a newly formed subsidiary of Security Bank of Bibb County incorporated as Fairfield Financial Services, Inc. Fairfield Financial is primarily engaged in residential real estate mortgage lending in the state of Georgia. The results of operations of Fairfield Financial since the date of acquisition are included in the accompanying consolidated financial statements. The initial purchase price approximated $1.4 million, which consists of approximately $1.0 million in cash and 32,345 shares of Security Bank Corporation stock valued at $388,140 at closing. The initial cost of the acquisition exceeded the fair value of the assets of Fairfield Financial by $988,000. The excess is

SECURITY BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recorded as goodwill and was amortized on the straight-line method over 10 years through December 31, 2001. As a result of the issuance of SFAS No. 142, the goodwill is no longer amortized but is reviewed annually for impairment.

The Asset Purchase Agreement provides for additional contingent payments of purchase price for years ending December 31, 2002 through 2005 based on the earnings of Fairfield Financial Services, Inc. The additional payments, if any, are to be payable in cash and stock. Cash payments for 2003 will equate to 40 percent of Fairfield Financial Services, Inc.’s earnings for the year. Stock payments for 2003 will be based on 60 percent of 2003 earnings utilizing a specific formula for determining number of shares. The number of shares issued during any year cannot exceed 75,000. The maximum number of shares under the agreement cannot exceed 300,000 for years 2002-2005. All additional payments of cash and stock will be charged to goodwill. If Fairfield Financial sustains losses, no additional purchase price payments are due. The contingent payment due in 2004 as a result of 2003 earnings is a combination of cash and stock approximating $3,650,000.

On October 25, 2002 Security Bank Corporation executed a definitive agreement to acquire all outstanding shares of the Bank of Gray located in Gray (Jones County), Georgia. The stockholders of the Bank of Gray received $15,000,000 in cash and 1,571,000 common shares of the Company in a business combination accounted for as a purchase. The merger was approved at the Company’s annual meeting on May 29, 2003 and closed on May 30, 2003. Results of operations for the Bank of Gray are included in the consolidated financial statements since that date. The acquisition was made for the purpose of increasing the Company’s market share in the Middle Georgia area.

The excess of the purchase price over book value has been allocated to the fair value of premises and equipment, the fair value of deposits and core deposits intangibles in the amounts of $1,168,000, $2,044,983 and $855,809, respectively. During 2003, $397,636 of the deposit premium was accreted to interest expense. The Company amortized $10,306 of the premises and equipment premium and $99,844 of the core deposit intangibles in 2003. Goodwill of $20,964,250 was recorded as a result of this acquisition. The goodwill will not be deductible for tax purposes.

Following is a condensed balance sheet showing fair values of the assets acquired and the liabilities assumed as of the date of acquisition:

Cash, Due from Bank and Federal Funds Sold	$17,319,124
Investment Securities	72,516,776
Loans, Net	139,530,148
Premises and Equipment	3,699,770
Core Deposit Intangible	855,809
Goodwill Arising in the Acquisition	20,964,250
Other Assets	3,963,820
Deposits	(212,999,994)
Other Liabilities	(1,487,713)

$44,361,990

SECURITY BANK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Following are proforma amounts assuming that the acquisition was made on January 1, 2002:

	December 31
	2003	2002
Interest Income	$48,556,160	$47,585,520
Net Income	9,588,481	8,623,231
Earnings Per Share
Basic	$1.92	$1.74
Diluted	1.87	1.71

(25) Deferred Compensation Plan

Security Bank of Houston County maintains a deferred compensation plan under which certain officers may elect to defer, until termination, retirement, death or unforeseeable emergency a portion of current compensation. The plan is created in accordance with Internal Revenue Code Section 457. Interest is paid on such deferrals at a rate that is determined annually. The participants are general creditors of the Bank with respect to amounts deferred and interest additions. As of December 31, 2003, 2002 and 2001, the liability under this plan totaled $175,579, $153,756 and $136,196, respectively.

Security Bank of Jones County maintains a deferred compensation plan covering certain members of management through individual deferred compensation contracts. In accordance with the terms of the contracts, the Bank is committed to pay the individuals deferred compensation over a period of 15 years, beginning at age 65. In the event of the individual’s death before age 65, a lump sum payment is made to the individual’s beneficiary within 60 days of the date of death.

The contracts were initially funded through the purchase of life insurance with immediate cash value vesting in the amount of $885,783, which is included in other assets. The cash value of the life insurance contracts totaled $1,072,875 as of December 31, 2003.

Liabilities accrued under the plan totaled $588,619 as of December 31, 2003. No benefits have been paid as of December 31, 2003.

(26) Restricted Stock-Unearned Compensation

In 2003, the board of directors of Security Bank Corporation adopted a restricted stock grant plan which awards certain executive officers common shares of the Company. The maximum number of shares which may be subject to restricted stock awards is 5,000. During 2003, all 5,000 shares were issued under this plan. The shares are recorded at fair market value (on the date granted) as a separate component of stockholders’ equity. The cost of these shares is being amortized against earnings using the straight-line method over five years (the restriction period).

588,000 Shares

Common Stock

PROSPECTUS

Sandler O’Neill & Partners, L.P.

Keefe, Bruyette & Woods

April 28, 2004